SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

Filed by the Registrant ☑

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-11c or Section 240.14a-12

THE PROGRESSIVE CORPORATION
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

☑ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 16, 2004

Notice is hereby given that the Annual Meeting of Shareholders of The Progressive Corporation will be held at 6671 Beta Drive, Mayfield Village, Ohio, on Friday, April 16, 2004, at 10:00 a.m., Cleveland time, for the following purposes:

1. To elect three directors;

2. To approve an amendment to the Company's Code of Regulations to allow the Board of Directors to authorize the Company to issue shares without issuing physical certificates;

3. To approve The Progressive Corporation 2004 Executive Bonus Plan;

4. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for 2004; and

5. To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on February 18, 2004, will be entitled to notice of and to vote at said meeting or any adjournment thereof.

By Order of the Board of Directors.

Charles E. Jarrett, *Secretary*

March 11, 2004

Shareholders who do not expect to attend the meeting in person are urged to date and sign the enclosed proxy and return it in the enclosed postage-paid envelope.

The Progressive Corporation
Proxy Statement
Table of Contents

THE PROGRESSIVE CORPORATION PROXY STATEMENT

This statement is furnished in connection with the solicitation of proxies for use at the Annual Meeting of Shareholders of The Progressive Corporation, an Ohio corporation (''Company''), to be held at 10:00 a.m., Cleveland time, on Friday, April 16, 2004, at 6671 Beta Drive, Mayfield Village, Ohio 44143, and at any adjournment thereof. This statement, the Company's Annual Report to Shareholders for the fiscal year ended December 31, 2003, which is attached hereto as an Appendix, and the accompanying proxy will be sent to shareholders on or about March 15, 2004.

The close of business on February 18, 2004, has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. At that date, the Company had outstanding 217,031,564 Common Shares, each of which will be entitled to one vote.

ITEM 1: ELECTION OF DIRECTORS

The Company's Code of Regulations provides that the number of directors shall be fixed at no fewer than five or more than twelve. The number of directors has been fixed at twelve and there are currently twelve directors on the Board. The Code of Regulations provides that the directors are to be divided into three classes as nearly equal in number as possible and that the classes are to be elected for staggered terms of three years each. Directors of one class are elected annually. At the meeting, the shares represented by the proxies obtained hereby, unless otherwise specified, will be voted for the election as directors of the three nominees hereinafter named, each to serve for a three-year term and until his or her successor is duly elected and qualified. If, by reason of death or other unexpected occurrence, any one or more of the nominees herein named should not be available for election, the proxies will be voted for such substitute nominee(s), if any, as the Board of Directors may propose.

Based upon a recommendation from the Nominating and Governance Committee, the Board has nominated the three nominees named below for reelection to the Board. Since the terms of four directors will expire on the date of the Annual Meeting, a vacancy on the Board will be created. Vacancies on the Board may be filled by a majority vote of the remaining directors and, in such event, the new director will serve for the remainder of the unexpired term of the class of directors to which he or she is assigned. Assignments will be made so that the directors are distributed among the several classes as nearly equally as possible. No decision has been made to fill the vacancy, nor has the Nominating and Governance Committee recommended or the Board selected any candidates to fill the vacancy.

Proxies cannot be voted at the Annual Meeting for a greater number of persons than the three nominees named in this proxy statement. No shareholder nominations for the election of directors have been received within the time period required by Section 13 of Article II of the Company's Code of Regulations.

If notice in writing is given by any shareholder to the President, a Vice President or the Secretary not less than 48 hours before the time fixed for holding the Annual Meeting that he or she desires that the voting for election of directors shall be cumulative, and if an announcement of the giving of such notice is made upon the convening of such meeting by the Chairman or Secretary or by or on behalf of the shareholder giving such notice, each shareholder shall have the right to cumulate such voting power as he or she possesses at such election and to give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of shares he or she holds, or to distribute such number of votes among two or more nominees, as he or she sees fit. If the enclosed proxy is executed and returned and voting for the election of directors is cumulative, the persons named in the enclosed proxy will have the authority to cumulate votes and to vote the shares represented by such proxy, and by other proxies held by them, so as to elect as many of the three nominees named below as possible.

The following information is set forth with respect to each person nominated for election as a director and for those directors whose terms will continue after the Annual Meeting. Unless otherwise indicated, each such nominee or director has held the principal occupation indicated for more than the last five years. Each such nominee is currently a director of the Company.

Nominees for Election at the Annual Meeting

	Name, Age, Principal Occupation and Last Five Years Business Experience	Director Since	Term Expires
	Peter B. Lewis, Age 70 Chairman of the Board of the Company; President of the Company prior to January 2001; Chief Executive Officer during 2000 and prior to January 1999; Chief Executive Officer-Insurance Operations during 1999; President, Chairman of the Board and Chief Executive Officer of Progressive Casualty Insurance Company prior to March 2000	1965	2007
	Glenn M. Renwick (1), Age 48 President and Chief Executive Officer of the Company since January 2001; Chief Executive Officer-Insurance Operations during 2000; Chief Technology Officer prior to March 2000; President, Chairman of the Board and Chief Executive Officer of Progressive Casualty Insurance Company since March 2000	1999	2007
	Donald B. Shackelford (2), Age 71 Chairman of the Board, Fifth Third Bank, Central Ohio (successor to State Savings Bank), Columbus, Ohio (commercial bank)	1976	2007

Directors Whose Terms Will Continue after the Annual Meeting

	Name, Age, Principal Occupation and Last Five Years Business Experience	Director Since	Term Expires
	Milton N. Allen (3), Age 76 Consultant to or director or trustee of various for-profit and not-for-profit organizations	1978	2005

Name, Age, Principal Occupation and Last Five Years Business Experience	Director Since	Term Expires
 **Charles A. Davis (4), Age 55** Vice Chairman, Marsh & McLennan Companies, Inc., New York, New York (financial services) since September 1999; Chairman (since December 2002) and Chief Executive Officer, MMC Capital, Inc., New York, New York (global private equity firm)	1996	2005
 **Bernadine P. Healy, M.D. (5), Age 59** Medical & Science Columnist, U.S. News & World Report, Washington, D.C. (publishing) since September 2002; President and Chief Executive Officer, American Red Cross, Washington D.C. (emergency services) from September 1999 to December 2001; Dean of the College of Medicine and Public Health and Professor of Medicine, The Ohio State University, Columbus, Ohio (education) prior to September 1999	2002	2005
 **Jeffrey D. Kelly (6), Age 50** Executive Vice President and Chief Financial Officer, National City Corporation, Cleveland, Ohio (commercial banking)	2000	2005
 **Stephen R. Hardis (7), Age 68** Chairman of the Board, Axcelis Technologies, Inc., Beverly, Massachusetts (semiconductor equipment manufacturing) since May 2000; Chairman of the Board and Chief Executive Officer, Eaton Corporation, Cleveland, Ohio (manufacturing) prior to July 2000	1988	2006
 **Philip A. Laskawy (8), Age 62** Retired since September 2001; Chairman and Chief Executive Officer, Ernst & Young LLP, New York, New York (professional services) prior to September 2001	2001	2006

Name, Age, Principal Occupation and Last Five Years Business Experience	Director Since	Term Expires



Norman S. Matthews (9), Age 71

Consultant, New York, New York

1981   2006



Bradley T. Sheares, Ph.D., Age 47

President, U.S. Human Health Division of Merck & Co., Inc., Whitehouse Station, New Jersey (pharmaceutical products and services) since March 2001; Vice President, Hospital Marketing and Sales, U.S. Human Health Division of Merck & Co., Inc., prior to March 2001

2003   2006

(1) Mr. Renwick is also an officer and director of other subsidiaries of the Company and a director of Fiserv, Inc., which is publicly held.

(2) Mr. Shackelford is also a director of The Limited Brands, Inc., which is publicly held.

(3) Mr. Allen is also a director of Phoenix Venture Partners and Del Rio Investment Corporation, which are privately held.

(4) Mr. Davis is also a director of Marsh & McLennan Companies, Inc., Media General, Inc., Merchants Bancshares, Inc., and AXIS Capital Holdings Limited, which are publicly held.

(5) Dr. Healy is also a director of Ashland Inc., National City Corporation and Invacare Corporation, which are publicly held, and a trustee of Battelle Memorial Institute, a not-for-profit corporation.

(6) Mr. Kelly is also a director of National Processing Co., Inc., which is publicly held.

(7) Mr. Hardis is also a director of Nordson Corporation, Lexmark International, Inc., American Greetings Corporation, STERIS Corporation, Apogent Technologies Inc. and Marsh & McLennan Companies, Inc., all of which, as well as Axcelis Technologies, Inc., are publicly held.

(8) Mr. Laskawy is also a director of General Motors Corporation, Loews Corporation and Henry Schein, Inc., which are publicly held.

(9) Mr. Matthews is also a director of Toys ''R'' Us, Inc., Sunoco, Inc., Finlay Fine Jewelry, Inc., Henry Schein, Inc. and Galyan's Trading Company, Inc., which are publicly held.

OTHER BOARD OF DIRECTORS INFORMATION

Board of Directors Independence Standards and Determinations

The Board of Directors has adopted and approved categorical independence standards which, if satisfied by a director, will permit a determination that such director is independent for purposes of the New York Stock Exchange (NYSE) Listing Standards. Under the Company's standards, an individual director may be determined to be ''independent'' if he or she satisfies each of the following requirements:

- He or she is not currently an officer or employee of the Company or any of its subsidiaries, and has not been an officer or employee of the Company or any of its subsidiaries at any time during the past three years.

- No member of his or her immediate family is an executive officer of the Company or has been an executive officer of the Company at any time during the past three years.

- Neither he or she, nor any member of his or her immediate family, receives, or has received at any time within the past three years, more than $100,000 per year in direct compensation from the Company or any of its subsidiaries, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent on continued service). For purposes of this requirement, compensation received by an immediate family member for service as a non-executive employee of the Company will not be considered.

- He or she is not, and has not been at any time within the past three (3) years, affiliated with or employed by a present or former auditor of the Company or any of its subsidiaries.

- No member of his or her immediate family is, or has been at any time within the past three (3) years, affiliated with or employed in a professional capacity by a present or former auditor of the Company or any of its subsidiaries.

- Neither he or she, nor any member of his or her immediate family, is or has been at any time during the past three (3) years, employed as an executive officer of another company where any of the executive officers of the Company serve on the compensation committee of such other company.

- Neither he or she, nor any member of his or her immediate family, has a direct business or other relationship with the Company or any of its subsidiaries (as a lawyer, consultant or otherwise), other than as a director of the Company, or has had any such business or other relationship with the Company at any time during the past three years. For purposes of this requirement, service by an immediate family member as a non-executive employee of the Company will not be considered to be a prohibited relationship.

- Neither he or she, nor any member of his or her immediate family, is a member of or of counsel to any law firm that the Company has retained during the last fiscal year or proposes to retain during the current fiscal year.

- Neither he or she, nor any member of his or her immediate family, is a partner or executive officer of any investment banking firm that has performed services for the Company (other than as a participating underwriter in a syndicate) during the last fiscal year or that the Company proposes to have perform such services during the current fiscal year.

- He or she is not an executive officer or employee of, and no member of his or her immediate family is an executive officer of, and neither he or she nor any member of his or her immediate family holds a one percent (1%) or greater equity interest in, any other company or organization that has, or has had at any time within the past three (3) years, a material business or other relationship with the Company or any of its subsidiaries. For purposes of this standard, a relationship will be deemed to be material if the total amount of the payments made or received by the Company or any of its subsidiaries in connection with such business or other relationship during the relevant fiscal year was, or for the current fiscal year is expected to be, more than the greater of (1) $1 million; or (2) two percent (2%) of the consolidated gross revenues of such other entity.

Contributions by the Company to a charitable or non-profit organization in which a director or his or her spouse serves as a director, trustee or executive officer or in an equivalent position will be deemed immaterial under the Company's standards if the Company's contributions to such organization in any calendar year do not exceed $25,000 (excluding matching gifts made by The

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Progressive Insurance Foundation in response to employee contributions to such organization). If the Company makes annual contributions in excess of the stated amount to any such organization, the effect, if any, on the director's independence will be considered on a case-by-case basis.

The materiality of any other relationships will be determined by a disinterested majority of directors on a case-by-case basis. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. The ownership of even a significant amount of stock, by itself, however, is not a bar to a finding of independence.

The Board of Directors has considered the independence of each of the directors under the foregoing standards and, based on such considerations and the recommendations of the Nominating and Governance Committee of the Board of Directors, and after due inquiry into the facts and circumstances of each director's relationships with the Company (if any), has determined that each of the following directors (i) satisfies the Company's independence standards as described above, (ii) has no relationship with the Company or its subsidiaries, or with any charitable organization that received a contribution from the Company, which would require an individual determination as to such director's independence, and (iii) is independent under the applicable NYSE Listing Standards:

> Milton N. Allen
> B. Charles Ames (retiring as of the 2004 Annual Meeting)
> Charles A. Davis
> Stephen R. Hardis
> Bernadine P. Healy, M.D.
> Jeffrey D. Kelly
> Philip A. Laskawy
> Norman S. Matthews
> Donald B. Shackelford
> Bradley T. Sheares, Ph.D.

Meetings of the Board of Directors and Attendance

Six meetings of the Board of Directors were held during 2003.

Pursuant to the Company's Corporate Governance Guidelines, directors are expected to attend the Company's Annual Meeting of Shareholders. Normally, a meeting of the Board will be scheduled to coincide with the Annual Meeting of Shareholders. The Company's 2003 Annual Meeting of Shareholders was attended by all eleven of the directors who were either nominated for election as a director at such meeting or whose term continued after the meeting.

Meetings of the Non-Management Directors

Pursuant to the Company's Corporate Governance Guidelines, the Company's non-management directors meet in executive session at least quarterly. The Chairman of the Board, provided that he or she is not an executive officer of the Company, presides at these meetings. In the event that a non-executive Chairman is not available to lead these meetings, the non-management director who presides will be chosen by the non-management directors. In 2003, the non-management directors met in executive session six times. Mr. Peter B. Lewis, the Chairman of the Board, presided at each of those meetings.

In addition, if there is at least one director among the non-management directors who does not meet the criteria for independence required by the NYSE, the independent non-management directors will meet in executive session at least once annually. Mr. Lewis currently does not meet the required criteria for independence. In 2003, the independent non-management directors met in executive session on one occasion.

Board Committees

The Board has named an Executive Committee, an Audit Committee, an Investment and Capital Committee, a Compensation Committee, and a Nominating and Governance Committee, as described below. Complete Charters of the Audit Committee, Investment and Capital Committee, Compensation Committee, and Nominating and Governance Committee can be found on the Company's Web site at progressive.com/governance.

Executive Committee

Messrs. Allen, Hardis, Lewis and Renwick are the current members of the Board's Executive Committee, which exercises all powers of the Board between Board meetings, except the power to fill vacancies on the Board or its committees. During 2003, the Executive Committee did not meet, but adopted resolutions by written action pursuant to Ohio corporation law on nine occasions.

Audit Committee

Messrs. Allen, Ames and Laskawy are the current members of the Board's Audit Committee, which assures that the organizational structure, policies, controls and systems are in place to monitor performance. The Audit Committee monitors the integrity of the Company's financial statements, the Company's financial reporting processes and internal controls, compliance by the Company with legal and regulatory requirements and the public release of financial information. The Committee also is responsible for confirming the independence of, and for the appointment, compensation, retention and oversight of the work of, the Company's independent accountant. The Committee provides an independent channel to receive appropriate communications from employees, shareholders, auditors, legal counsel, bankers, consultants and other interested parties. The Board of Directors has determined that each of the members of the Audit Committee has no relationship to the Company that may interfere with the exercise of his independence from management and the Company, and is independent as defined in the applicable NYSE Listing Standards. During 2003, the Audit Committee met five times and participated in two conference calls to review the Company's financial and operating results.

Audit Committee Financial Expert. The Board of Directors has determined that Mr. Philip A. Laskawy, the Chairman of the Audit Committee, is an audit committee financial expert, as that term is defined in the applicable Securities and Exchange Commission (SEC) regulations, and that he has accounting or related financial management expertise, as required by the NYSE Listing Standards. Mr. Laskawy is a former Chairman and CEO of Ernst & Young LLP, and is a member or chairman of the audit committees of three other public companies. The Board has determined that through appropriate education and experience, Mr. Laskawy has demonstrated that he possesses the following attributes:

- An understanding of generally accepted accounting principles and financial statements;

- The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

- Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

- An understanding of internal controls over financial reporting; and

- An understanding of audit committee functions.

Effectiveness of Mr. Philip A. Laskawy. The Board of Directors does not have a policy limiting the number of public company audit committees on which a director may serve. Mr. Philip A. Laskawy, the Chairman of the Audit Committee, also serves on the audit committees of three other public companies. The Board has determined, however, that Mr. Laskawy's simultaneous service on multiple audit committees would not impair Mr. Laskawy's ability to serve effectively on the Company's Audit Committee. Among other factors, the Board considered that, since his appointment to the Audit Committee in April 2002,

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Mr. Laskawy has attended all meetings of the Committee, participated in all conference calls held to review operating results, and has been well prepared for and actively participated in all of the Committee's activities. In addition, since he was appointed as Chairman of the Audit Committee in April 2003, Mr. Laskawy has: participated in the planning of Committee meetings; actively led the Committee's meetings in a professional and efficient manner, asking insightful questions and covering all agenda items; consulted frequently with the Company's inside and outside auditors regarding accounting, internal controls and financial reporting matters; and helped lead the Company's efforts to comply with the Sarbanes-Oxley Act of 2002, SEC regulations and NYSE Listing Standards and to revise the Committee's Charter. The Board believes that Mr. Laskawy's participation on the audit committees of three other public companies enhanced, and would likely continue to enhance, his knowledge and understanding of the role and functioning of audit committees in general, the issues faced by such committees and various approaches to corporate governance matters. The Board determined that Mr. Laskawy's professional, energetic and thorough approach to the Chairman's duties, as well as the auditing, accounting and financial reporting experience that he brings, are significant benefits to the Committee and to the Company.

Investment and Capital Committee

Messrs. Hardis, Kelly and Shackelford are the current members of the Board's Investment and Capital Committee, which monitors and advises the Company on its investment and capital management policies. During 2003, the Investment and Capital Committee met six times and adopted resolutions by written action pursuant to Ohio corporation law on one occasion.

Compensation Committee

Messrs. Davis and Matthews and Dr. Healy are the current members of the Board's Compensation Committee, which reviews and approves the Company's equity and other compensation plans and awards thereunder and monitors the operation of the Company's compensation programs, including the various cash and stock incentive programs in which directors, officers and/or employees of the Company participate. The Board has determined that each of the members of the Committee is independent under applicable NYSE Listing Standards. During 2003, the Compensation Committee met six times and adopted resolutions by written action pursuant to Ohio corporation law on six occasions.

Nominating and Governance Committee

Messrs. Davis, Hardis and Matthews are the current members of the Board's Nominating and Governance Committee and have been determined by the Board to be independent as defined in the applicable NYSE Listing Standards. The Committee considers the qualifications of individuals who are proposed as possible nominees for election to the Board and makes recommendations to the Board with respect to such possible nominees, and reviews and makes recommendations on corporate governance issues.

The Committee may retain one or more third-party executive search firms, from time to time, to assist in identifying or evaluating potential nominees for director. Such search firms may be retained to identify and narrow the pool of potential nominees, to investigate a potential nominee's willingness to serve or to otherwise investigate and make recommendations to the Committee on the talents, background or other factors entering into the Committee's consideration of a potential nominee.

During 2003, the Nominating and Governance Committee met four times and reviewed the qualifications of potential candidates for the Board. The Committee recommended Bradley T. Sheares, Ph.D., to fill the vacancy on the Board that existed in 2003. Dr. Sheares, who was identified for the Committee's consideration by a third-party search firm, was elected by the Board to fill the vacancy, effective August 2003. In addition, the Committee recommended the three nominees named above for reelection to the Board, each of whom is currently a director.

Shareholder-Proposed Candidate Procedures. In January 2004, the Committee approved Procedures for Shareholders to Propose Candidates for Directors (the ''Shareholder-Proposed Candidate Procedures''). Pursuant to the Shareholder-Proposed Candidate Procedures and the Committee's Charter, the Committee has adopted a policy of considering director candidates who are recommended by shareholders of the Company.

Any shareholder desiring to propose a candidate for election to the Board may do so by mailing to the Company's Secretary a written notice which identifies the candidate and includes the information required below. Upon receipt, the Secretary will forward to the Committee the notice and the other information provided. The notice and supporting information should be sent to the Secretary at the following address:

Charles E. Jarrett, Secretary
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, Ohio 44143

The written notice must include the following:

- The name of the nominating shareholder, and the address(es) and phone number(s) at which the nominating shareholder can be contacted;

- Evidence of the number of the Company's Common Shares, $1.00 par value, held by the nominating shareholder, a statement of how long the nominating shareholder has held those shares, and a statement that the nominating shareholder will continue to hold those shares at least through the Company's next Annual Meeting of Shareholders;

- The candidate's full name, together with address(es) and phone number(s) where the candidate can be contacted;

- A statement of the candidate's qualifications and experiences, and any other qualities that the nominating shareholder believes that the candidate would bring to the Board;

- A statement, signed by both the nominating shareholder and the candidate: (i) that the nominating shareholder and the candidate currently do not have, and in the prior three (3) years have not had, directly or indirectly, any business, professional or other relationship, and that the nominating shareholder and the candidate do not have any agreement, arrangement or understanding with respect to the candidate's proposed service as a director of the Company; or (ii) if either of the foregoing statements is incorrect in any way, describing in detail the business, professional or other relationship or the agreement, arrangement or understanding, as applicable;

- The candidate's resume, which must include at a minimum a detailed description of the candidate's business, professional or other appropriate experience for at least the last ten (10) years, a list of other boards of directors of public companies (if any) on which the candidate currently serves or on which he or she served in the last five (5) years, undergraduate and post-graduate educational information (if applicable) and at least three (3) business, professional or personal references for the candidate (in addition to the nominating shareholder); and

- A written statement, signed by the candidate, agreeing that if he or she is selected by the Committee and the Board, he or she will (i) be a nominee for election to the Board, (ii) provide all information necessary for the Company to include in the Company's Proxy Statement under applicable SEC or NYSE rules, and (iii) serve as Director if he or she is elected by shareholders.

The nominating shareholder may also include any additional information that the shareholder believes is relevant to the Committee's consideration of the candidate. If a shareholder proposes a candidate without submitting all of the foregoing items, the Committee may, in its discretion, reject the proposed candidate, request more information from the nominating shareholder, or consider the proposed candidate while reserving the right to request more information. In addition, the Committee further reserves the right to limit each shareholder to one (1) proposed candidate in any calendar year and not to consider any additional candidate(s) proposed by such shareholder or affiliates of such shareholder.

Shareholders may propose candidates to the Committee pursuant to the Shareholder-Proposed Candidate Procedures at any time. However, to be considered by the Committee in connection with the Company's next Annual Meeting of Shareholders (held in April of each year), the Secretary must receive the shareholder's proposal and the information required above on or before November 30th of the year immediately preceding such Annual Meeting.

It is the policy of the Committee to review and evaluate each candidate for nomination submitted by shareholders in accordance with the Shareholder-Proposed Candidate Procedures on the same basis as candidates that are suggested by the Company's Board members or executive officers or by other sources, which may include professional search firms retained by the Committee. The Committee will give strong preference to candidates that are likely to be deemed independent from the Company under SEC and NYSE rules. Likewise, as to shareholder-proposed candidates, the Committee may give more weight to candidates who are unaffiliated with the shareholder proposing their nomination and to candidates who are proposed by long-standing shareholders with significant share ownership (i.e., greater than 1% of the Company's Common Shares that have been owned for more than 2 years).

In considering director nominations generally, the Committee will consider: the current composition of the Board and how it functions as a group; the talents, personalities, strengths and any weaknesses of current Board members; the value of contributions made by individual Board members; the need for a person with specific skills, experiences or background to be added to the Board; any available or anticipated vacancies due to retirement or other reasons; and other factors which may enter into the nomination decision. Upon the expiration of a director's term on the Board, the current director will be given preference for nomination when the director indicates his or her willingness to continue serving and, in the Committee's judgment, the director has made and is likely to continue to make a significant contribution to the Board and the Company.

When considering an individual candidate's suitability for the Board, the Committee will evaluate each individual on a case-by-case basis. The Committee does not prescribe minimum qualifications or standards for directors, but instead looks for directors who have demonstrated the ability to satisfy the fundamental criteria set forth in the Committee's Charter – Integrity, Judgment, Commitment, Preparation, Participation and Contribution. In addition, the Committee will review the extent of the candidate's demonstrated excellence and success in his or her chosen business, professional or other career and the skills and talents which the candidate would be expected to add to the Board. The Committee may choose, in individual cases, to conduct interviews with the candidate and/or contact references, business associates, other members of boards on which the candidate serves or other appropriate persons to obtain additional information. Such background inquiries may also be conducted, in whole or in part, on the Committee's behalf by third parties, such as professional search firms. The Committee will make its determinations on whether to nominate an individual candidate based on the Board's then-current needs, the merits of each such candidate and the qualifications of other available candidates. If a candidate is not nominated, the Committee will have the discretion to reconsider his or her candidacy in connection with future vacancies on the Board.

The Committee's decision not to nominate a particular individual for election to the Board will not be publicized by the Company, unless required by applicable laws or NYSE rules. The Committee will have no obligation to respond to shareholders who propose candidates that the Committee has determined not to nominate for election to the Board, but the Committee may choose to do so in its sole discretion.

These Shareholder-Proposed Candidate Procedures are in addition to any rights that a shareholder may have under the Company's Code of Regulations or under any applicable laws or regulations in connection with the nomination of directors for the Company's Board.

Communications with the Board of Directors

The Board of Directors has adopted procedures for security holders to send written communications to the Board as a group. Such communications must be clearly addressed to the Board of Directors and sent to any of the following, at the election of the security holder:

> Peter B. Lewis
> Chairman of the Board
> The Progressive Corporation
> 6300 Wilson Mills Road
> Mayfield Village, OH 44143
> E-mail: peter_lewis@progressive.com

> Philip A. Laskawy
> Chairman of the Audit Committee
> The Progressive Corporation
> c/o Ernst & Young
> 5 Times Square
> New York, New York 10036
> E-mail: philip_laskawy@progressive.com

> Charles E. Jarrett
> Secretary
> The Progressive Corporation
> 6300 Wilson Mills Road
> Mayfield Village, OH 44143
> E-mail: chuck_jarrett@progressive.com

In addition, interested parties may contact the non-management directors as a group by sending a written communication to any of the above-named individuals. Such communication must be clearly addressed to the non-management directors.

Communications so received will be forwarded by the recipient to the full Board of Directors or to the non-management directors, as appropriate.

Certain Relationships and Related Transactions

During 2003, a company owned by Mr. Peter B. Lewis paid to the Company the amount of $457,411 for: (a) the salaries and all other payroll expenses of three pilots and a part-time mechanic who were then employees of a subsidiary of the Company and supported the operation of an airplane independently owned by Mr. Lewis's company (this arrangement was terminated in January 2004); (b) the salary and related employee costs of an employee of a subsidiary of the Company who acted as Mr. Lewis's executive assistant (this arrangement was terminated in February 2003); and (c) a portion of the rental costs and certain other expenses incurred by a subsidiary of the Company in connection with the lease of an airplane hangar, the use of which is shared by a subsidiary of the Company and Mr. Lewis's company.

In January and September 2003, the Company purchased 400,000 and 200,000, respectively, of the Company's Common Shares from PBL Investments, LP, which is wholly owned, directly or indirectly, by Mr. Lewis, for $52.23 and $71.00 per share. With respect to each such transaction, the price per share equaled the then current market price of the Company's Common Shares as quoted on the NYSE.

Mr. Jeffrey D. Kelly, a director of the Company, is also an Executive Vice President and the Chief Financial Officer of National City Corporation, the parent company of National City Bank. During 2003, the Company had a $10 million revolving credit arrangement with National City Bank. The Company had no borrowings under this arrangement at December 31, 2003. During 2003, the Company paid a total of $12,674 to National City Bank for the commitment fees under this revolving credit arrangement. This arrangement was replaced with a new $10 million revolving credit line from National City Bank in January 2004. The material terms of the new credit line are substantially similar to those of the previous line.

National City Bank is also the Transfer Agent and Registrar of the Company's Common Stock and received fees of $107,651 for such services during 2003, which represents its customary rates. Additionally, the Company uses National City Bank for commercial banking services, and paid $1,145,560 in service charges during 2003.

During 2003, the Company paid $537,900 to Mercer Management Consulting, Inc. (Mercer), a subsidiary of Marsh & McLennan Companies, Inc., for property management services provided at the Company's Albany, New York building. Mr. Charles A. Davis, a director of the Company, is the Vice Chairman of Marsh & McLennan Companies, Inc. The fees paid to Mercer were customary rates for services rendered in such capacities. This arrangement was terminated in February 2004.

Mr. Davis, along with Mr. W. Thomas Forrester, a named executive officer of the Company, serve as directors of AXIS Capital Holdings Limited (AXIS), a subsidiary of Marsh & McLennan Companies, Inc. Beginning in July 2003, AXIS reinsured part of the Company's outstanding risks under its directors' and officers' liability insurance, trust errors and omissions insurance, and bond products. AXIS provides reinsurance coverage of $6.0 million on policy limits of $15 million, for losses incurred in excess of the first million dollars. AXIS is one of several companies that the Company uses to reinsure this non-auto line of business. During 2003, the Company ceded $2,079,867 in premiums to AXIS for this coverage. At December 31, 2003, the Company had $843,367 of reinsurance recoverables on unpaid losses under this arrangement. The terms of this reinsurance arrangement are consistent with those between the Company and the other reinsurers.

In addition, the Company uses various subsidiaries of Marsh & McLennan Companies, Inc., for brokerage services in the ordinary course of the Company's auto and non-auto businesses. During 2003, the Company paid $1,180,565 for these services. These commissions were at customary rates for services rendered in such capacities.

The Company paid $3,595 to Fiserv, Inc., for comparative rating software during 2003. Mr. Glenn M. Renwick, President, Chief Executive Officer and a director of the Company, is also a director of Fiserv, Inc.

Compensation Committee Interlocks and Insider Participation

Messrs. Davis and Matthews and Dr. Healy served as members of the Company's Compensation Committee during 2003. There are no Compensation Committee interlocks.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

The Audit Committee of the Board of Directors (the ''Committee'') oversees the Company's financial reporting process on behalf of the Board. The Company's management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2003, including a discussion of the quality, not just the acceptability, of the accounting principles, reasonableness of significant judgments, and clarity of disclosures in the financial statements.

The Committee has discussed with the independent accountants, who are responsible for expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Committee has received the written disclosures and letter from the independent accountants required by Independence Standards Board Standard No. 1 and has discussed with the independent accountants their independence from management and the Company.

The Committee discussed with the Company's internal and independent accountants the overall scope and plans for their respective audits. The Committee meets with the internal and independent accountants, with and without management present, to discuss the results of their examinations, evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. During 2003, the Committee held five meetings and participated in two conference calls to review the Company's financial and operating results. Also, during 2003, the Committee reassessed the adequacy of the Audit Committee's Charter and recommended that the Charter be updated and revised to comply with recently adopted New York Stock Exchange corporate governance standards. The revised Charter was approved by the Board in December 2003 and is included as Appendix A.

Based on the reviews and discussions referred to above, the Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, for filing with the Securities and Exchange Commission. The Committee has selected and retained PricewaterhouseCoopers LLP to serve as the independent accountants for the Company and its subsidiaries for 2004.


AUDIT COMMITTEE

Philip A. Laskawy, Chairman
Milton N. Allen
B. Charles Ames


SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners.   The following information is set forth with respect to persons known to management to be the beneficial owners, as of December 31, 2003, of more than 5% of the Company's Common Shares, $1.00 par value:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Ruane, Cunniff & Co., Inc.	27,390,805(2)	12.7%
767 Fifth Avenue New York, New York 10153-4798		
The TCW Group, Inc.	25,175,039(3)	11.6%
865 South Figueroa Street Los Angeles, California 90017		
Peter B. Lewis	19,390,260(4)	8.9%
6300 Wilson Mills Road Mayfield Village, Ohio 44143		
Davis Selected Advisers, L.P.	19,139,134(5)	8.8%
2949 East Elvira Road, Suite 101 Tucson, Arizona 85706		
AXA Financial, Inc.	14,002,213(6)	6.5%
1290 Avenue of the Americas New York, New York 10104		

(1) Except as otherwise indicated, the persons listed as beneficial owners of the Common Shares have sole voting and investment power with respect to those shares. Certain of the information contained in this table, including related footnotes, is based on the Schedule 13G filings made by the beneficial owners identified herein.

(2) The Common Shares are held in investment accounts maintained with Ruane, Cunniff & Co., Inc., as of December 31, 2003, and it disclaims any beneficial interest in such shares. Ruane, Cunniff & Co., Inc., has advised that it has sole voting power as to 11,863,745 of these shares, no voting power as to the balance of these shares, and sole investment power as to all of these shares.

(3) The Common Shares are held in investment accounts maintained with The TCW Group, Inc., as of December 31, 2003, and it disclaims any beneficial interest in such shares. The TCW Group, Inc., has advised that it has shared voting power as to 21,942,092 of these shares, no voting power as to the balance of these shares, and shared investment power as to all of these shares.

(4) Includes 49,647 Common Shares held for Mr. Lewis by a trustee under the Company's Retirement Security Program, 661,627 Common Shares subject to currently exercisable stock options and 3,052 restricted Common Shares granted to Mr. Lewis in his capacity as Chairman of the Board. Also includes: 30,600 shares held by a charitable corporation of which Mr. Lewis serves as a trustee and an officer, as to which Mr. Lewis disclaims any beneficial interest; and 4,131,489 Common Shares held by two limited partnerships in which Mr. Lewis directly or indirectly holds general partner interests, and three limited liability companies in which Mr. Lewis directly or indirectly holds membership interests, as to which shares Mr. Lewis disclaims any beneficial interest, except to the extent of his own pecuniary interest therein.

(5) The Common Shares are held in investment accounts maintained with Davis Selected Advisors, L.P., as of December 31, 2003, and it disclaims any beneficial interest in such shares. Mr. Charles A. Davis, a director of the Company, has no affiliation with Davis Selected Advisors, L.P.

(6) With respect to these shares, the Company has been advised by AXA Financial, Inc., as follows: ''Pursuant to Rule 13(d) of the Securities Exchange Act, on behalf of AXA Financial, Inc. (''AXF'') as set forth in Schedule 13G reported as of December 31, 2003; The Mutuelles AXA, as a group, (''The Mutuelles'') an affiliate of AXF, has sole voting power with respect to 90,776 shares, sole dispositive power with respect to 5,976 shares and shared dispositive power with respect to 84,800 shares. Alliance Capital Management L.P. (''Alliance''), a subsidiary of AXF, has sole voting power with respect to 7,228,353 shares, shared voting power with respect to 2,416,874 shares, sole dispositive power with respect to 13,908,463 shares and shared dispositive power with respect to 2,974 shares. Alliance's shares are held by unaffiliated third-party client accounts and managed by Alliance, as investment advisor.''

Security Ownership of Management. The following information is set forth with respect to the Company's Common Shares beneficially owned as of December 31, 2003 (including stock options exercisable 60 days thereafter), by all directors and nominees for election as directors of the Company, each of the named executive officers (as identified on page 17) and by all directors and all individuals who were executive officers of the Company on December 31, 2003, as a group:

Name	Common Shares Subject to Restricted Stock Awards(1)	Common Shares Subject to Currently Exercisable Options(2)	Other Common Shares Beneficially Owned(3)	Total Common Shares Beneficially Owned	Percent of Class(4)	Units Equivalent to Common Shares(5)	Total Interest in Common Shares and Unit Equivalents
Milton N. Allen	1,450	40,767	58,987(6)	101,204	*	664	101,868
B. Charles Ames	1,450	46,767	169,215	217,432	*	7,015	224,447
Alan R. Bauer	12,205	294,564	41,749(7)	348,518	*	N/A	348,518
Charles A. Davis	1,450	28,767	30,000	60,217	*	5,873	66,090
W. Thomas Forrester	15,248	311,949	64,481(8)	391,678	*	N/A	391,678
Stephen R. Hardis	1,450	40,767	26,669	68,886	*	30,611	99,497
Bernadine P. Healy, M.D.	1,450	N/A	6,000	7,450	*	155	7,605
Jeffrey D. Kelly	1,450	14,919	9,000	25,369	*	2,484	27,853
Philip A. Laskawy	1,450	2,619	3,000(9)	7,069	*	1,297	8,366
Peter B. Lewis	3,052	661,627	18,725,581(10)	19,390,260	8.9%	N/A	19,390,260
Norman S. Matthews...........	1,450	46,767	39,603	87,820	*	3,933	91,753
Brian J. Passell	11,224	134,613	8,352	154,189	*	N/A	154,189
Glenn M. Renwick	68,656	459,546	180,601(11)	708,803	*	N/A	708,803
Donald B. Shackelford	1,450	46,767	181,113(12)	229,330	*	5,754	235,084
Bradley T. Sheares, Ph.D.	—	N/A	—	—	*	64	64
Robert T. Williams	12,661	198,126	17,490	228,277	*	N/A	228,277
All 23 Executive Officers and Directors as a Group..........	184,429	2,597,968	19,632,574(13)	22,414,971	10.2%	57,850	22,472,821

* Less than 1% of the outstanding Common Shares of the Company.

N/A = not applicable

(1) Includes Common Shares held for executive officers and directors pursuant to restricted stock awards issued under various incentive plans maintained by the Company. The beneficial owner has sole voting power and no investment power with respect to these shares during the restriction period.

(2) Includes currently exercisable stock options issued under various incentive plans maintained by the Company. The beneficial owner has no voting power or investment power with respect to these shares prior to exercising the options.

(3) Includes, among other shares, Common Shares held for executive officers or their spouses under The Progressive Retirement Security Program. Unless otherwise indicated below, beneficial ownership of the Common Shares reported in the table includes both sole voting power and sole investment power, or voting power and investment power that is shared with the spouse and/or minor children of the director or executive officer.

(4) Percentage based solely on Total Common Shares Beneficially Owned.

(5) Each director of the Company who is not an employee of the Company (other than Mr. Peter B. Lewis) participates in The Progressive Corporation Directors Deferral Plan, as amended (''Directors Deferral Plan'') (see page 20 for a description of the Directors Deferral

Plan). Pursuant to the Directors Deferral Plan, all Retainer Fees and, if so elected by the director, Meeting Fees are deferred pursuant to the plan and converted into units that are equivalent in value and dividend rights to the Company's Common Shares. The equivalent units disclosed are in addition to the Company's Common Shares beneficially owned, and the director has neither voting nor investment power as to these units.

(6) Includes 5,148 Common Shares owned by Mr. Allen's wife and 27,204 Common Shares held by Mr. Allen's wife as trustee for the benefit of his children, as to which shares he disclaims any beneficial interest.

(7) Includes 5,857 Common Shares held under The Progressive Corporation Executive Deferred Compensation Plan, as to which shares Mr. Bauer has sole investment power but no voting power.

(8) Includes 27,000 Common Shares held by Mr. Forrester as trustee for three trusts established for the benefit of his children.

(9) Represents Common Shares owned by Mr. Laskawy's wife, as to which shares he disclaims any beneficial interest.

(10) See footnote 4 on page 14.

(11) Includes 32,500 Common Shares held under The Progressive Corporation Executive Deferred Compensation Plan, as to which shares Mr. Renwick has sole investment power but no voting power.

(12) Includes 20,493 Common Shares held by Mr. Shackelford as trustee of a trust established for the benefit of his daughter.

(13) Includes 38,925 Common Shares held under The Progressive Corporation Executive Deferred Compensation Plan, as to which shares various executive officers have sole investment power but no voting power.

Securities Authorized for Issuance under Equity Compensation Plans. The following information is set forth with respect to the equity compensation plans maintained by the Company and is reported as of December 31, 2003.

EQUITY COMPENSATION PLAN INFORMATION				
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Awarded as Restricted Stock	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders:				
Employee Plans:				
2003 Incentive Plan	—	—	362,997	4,637,003
1995 Incentive Plan	6,936,145	$33.70	190,293	7,188,900
1989 Incentive Plan	1,788,892	17.79	—	—
Director Plans:				
2003 Directors Equity Incentive Plan	—	—	16,102	333,898
1998 Directors' Stock Option Plan	191,061	36.35	—	406,956
1990 Directors' Stock Option Plan	120,000	17.21	—	—
Equity compensation plans not approved by security holders:				
None	—	—	—	—

Section 16(a) Beneficial Ownership Reporting Compliance. None

EXECUTIVE COMPENSATION

The following information is set forth with respect to the Company's Chief Executive Officer and the other four most highly compensated executive officers, each of whom was serving as an executive officer at December 31, 2003 (the "named executive officers"). The titles set forth below reflect positions held at December 31, 2003.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation Salary ($)	Bonus(1) ($)	Long-Term Compensation Awards Restricted Stock Awards(2) ($)	Securities Underlying Options (#)	All Other Compensation(3) ($)
Glenn M. Renwick(4)	2003	$750,000	$2,250,000	$4,500,401	—	$ 9,480
President and Chief	2002	744,231	1,834,157	—	136,077	9,396
Executive Officer	2001	676,923	1,376,862	—	162,213	7,815
W. Thomas Forrester(4)	2003	$472,128	$ 944,255	$ 999,506	—	$ 9,480
Vice President and	2002	447,688	735,551	—	32,826	9,396
Chief Financial Officer	2001	426,538	578,386	—	56,937	8,316
Robert T. Williams	2003	$428,264	$ 856,528	$ 829,929	—	$ 8,962
Group President of	2002	413,269	656,685	—	28,557	8,794
the Agency Business	2001	397,115	515,456	—	48,996	8,087
Alan R. Bauer	2003	$397,218	$ 794,436	$ 800,038	—	$10,350
Group President of	2002	372,451	676,743	—	27,117	10,245
the Direct Business	2001	350,324	541,601	—	46,386	9,919
Brian J. Passell	2003	$373,288	$ 746,575	$ 735,733	—	$10,350
Group President of	2002	358,276	588,647	—	23,559	10,006
Claims	2001	339,808	460,779	—	42,261	8,316

(1) Includes bonus amounts, if any, deferred under The Progressive Corporation Executive Deferred Compensation Plan.

(2) In 2003, the Company began awarding restricted stock in lieu of stock options. See table on Page 18 for the number, value and vesting schedule of the aggregate restricted stock holdings at the end of 2003.

(3) The reported amounts for 2003 represent employer contributions made during the year under the Company's Retirement Security Program.

(4) Amounts shown excludes other annual compensation in the form of personal use of corporate aircraft for Messrs. Renwick and Forrester in the amount of $29,806 and $1,614, respectively, for 2003, and $21,547 and $2,318 for 2002, since the amounts did not exceed the disclosure threshold of the lesser of $50,000 or 10% of the combined salary and bonus.

2004 ANNUAL COMPENSATION TABLE

Name	Salary(1) ($)	Range of Potential Bonus (2) Minimum ($)	Maximum ($)
Glenn M. Renwick	$750,000	$0	$2,250,000
W. Thomas Forrester	490,000	0	980,000
Robert T. Williams	445,000	0	890,000
Alan R. Bauer	415,000	0	830,000
Brian J. Passell	390,000	0	780,000

(1) Represents the annual salary for 2004, as approved by the Compensation Committee of the Board of Directors.

(2) The bonuses can vary based on results achieved versus preestablished performance criteria. See "Annual Bonus Component" in the Compensation Committee Report, beginning on page 22.

RESTRICTED STOCK AWARDS IN LAST FISCAL YEAR

| | Individual Awards | | |
Name	Number of Shares Awarded (Time-Based) (#)(1)(3)	Number of Shares Awarded (Performance-Based)(#)(2)(3)	Market Value at December 31, 2003 ($)
Glenn M. Renwick	34,326	34,330	$5,738,955
W. Thomas Forrester...........................	7,248	8,000	1,274,580
Robert T. Williams	6,561	6,100	1,058,333
Alan R. Bauer	6,105	6,100	1,020,216
Brian J. Passell................................	5,724	5,500	938,214

(1) The time-based restricted stock awards vest in one-third increments on January 1, 2006, January 1, 2007 and January 1, 2008, subject to accelerated vesting and a ''cash-out'' provision upon the occurrence of any ''change in control'' of the Company or certain similar events described in the 2003 Incentive Plan.

(2) The performance-based restricted stock awards vest upon achievement of certain predetermined performance objectives, as described in ''Long-Term Incentive Component'' in the Compensation Committee Report, beginning on page 23.

(3) Dividends will be paid on the restricted stock awards quarterly at the same rate as the Company's Common Shares.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at 12/31/03 (#) Exercisable/Unexercisable		Value of Unexercised In-the-Money Options at 12/31/03 ($) Exercisable/Unexercisable	
Glenn M. Renwick	52,500	$3,147,202	Exercisable	340,830	Exercisable	$19,210,138
			Unexercisable	321,012	Unexercisable	15,817,630
W. Thomas Forrester	52,500	3,078,952	Exercisable	242,871	Exercisable	14,558,329
			Unexercisable	135,318	Unexercisable	6,864,842
Robert T. Williams	69,000	4,284,481	Exercisable	137,007	Exercisable	7,683,567
			Unexercisable	120,147	Unexercisable	6,123,045
Alan R. Bauer	36,900	2,353,729	Exercisable	233,025	Exercisable	14,065,324
			Unexercisable	117,345	Unexercisable	5,934,444
Brian J. Passell	26,400	1,367,670	Exercisable	85,923	Exercisable	3,891,388
			Unexercisable	98,196	Unexercisable	5,000,751

Pension Plans

The Company has a two-tiered Retirement Security Program (''RSP''). The RSP is a defined contribution pension plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (''ERISA'') and a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (''Code'') and covers all employees who meet requirements as to age and length of service. The first tier of the RSP provides employer contributions of 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service, which may be invested by participants in any of the investments available under the Plan. The second tier is a long-term savings plan under which the Company matches amounts contributed to the Plan by each employee up to a maximum of 3% of the employee's eligible compensation. All named executive officers are eligible to participate in the RSP, and contributions made by the Company on their behalf are included in ''All Other Compensation'' in the Summary Compensation Table on page 17.

Separation Plans and Agreements

The named executive officers, as well as substantially all other regular, non-temporary employees of the Company and its subsidiaries, are eligible to participate in The Progressive Corporation Separation Allowance Plan (''Separation Plan''). The Separation Plan provides payments to eligible employees whose employment is involuntarily terminated as a result of a reduction in force or a reorganization, as defined in the Separation Plan. Payments are based on compensation in effect immediately prior to termination and years of service and cannot exceed an aggregate of two years of compensation. The Separation Plan is a welfare benefit plan within the meaning of ERISA. All payments under the Separation Plan are made from the general assets of the Company and its subsidiaries. Individual employment or separation arrangements may supplement or supersede the Separation Plan in whole or in part.

The named executive officers, and certain other senior managers of the Company, participate in The Progressive Corporation Executive Separation Allowance Plan (''Executive Separation Plan''). The Executive Separation Plan provides payments to eligible employees whose employment is involuntarily terminated for reasons other than resignation (including retirement), job elimination, reduction in force or reorganization, death, disability, unsatisfactory job performance or misconduct, as defined in the Executive Separation Plan, provided the employee signs a separation agreement and general release and delivers it to the Company within 90 days after the termination date. Payments are based on compensation in effect immediately prior to termination. For Messrs. Renwick, Forrester, Williams, Bauer and Passell, payments would equal one year's annual salary plus a single year's bonus payment as determined by a formula contained in the Executive Separation Plan. The Executive Separation Plan is a welfare benefit plan within the meaning of ERISA. All payments under the Executive Separation Plan are made from the general assets of the Company and its subsidiaries. Individual employment or separation arrangements may supplement or supersede the Executive Separation Plan in whole or in part.

Messrs. Renwick, Forrester, Williams, Bauer, Passell and five other executive officers have entered into Employment Agreements with the Company. Pursuant to the Employment Agreements, these executive officers will continue to be employed by the Company and receive compensation and benefits for a three-year period upon a Change of Control, as defined in the Employment Agreements. The compensation during this three-year period will be not less than the salary, bonus and other benefits and incentives that the executive officer was receiving prior to the Change in Control. In the event that such executive officer's employment is terminated prior to the end of such three-year employment period without cause and for reasons other than death or disability, such executive officer would be entitled to receive from the Company a payment equal to (i) the salary, bonus and certain benefits accrued through the date of termination, plus (ii) an amount equal to the greater of (a) two times the total of the executive's annual base salary and the highest annual bonus earned by the executive during the three years immediately preceding the Change of Control or during the employment period after the Change of Control, or (b) four times the executive's annual base salary, minus (iii) the amounts paid or to be paid under any severance plan(s) then in effect. In addition, such executive officer will be eligible to receive certain benefits from the Company for a two-year period after termination. Each such Employment Agreement also includes a provision requiring the Company, under certain circumstances, to make an additional payment to the executive officer (the ''Gross-Up Payment'') in the event that any payments or distributions made by the Company upon a Change in Control of the Company (the ''Payments'') are determined to be subject to an excise tax imposed by the Code. The amount of the Gross-Up Payment will be calculated such that after the payment of all taxes, interest and penalties on the Payments and the Gross-Up Payment, such executive officer will retain a portion of the Gross-Up Payment equal to the excise tax imposed.

Pursuant to Non-Qualified Stock Option Agreements covering stock options granted on or after May 16, 1996, any such stock option granted to an employee who thereafter retires from the Company and, at the time of his retirement, meets certain age and years of service requirements (''Qualified Retirement'') will be subject to the following provisions: (a) any such stock option that is vested on the date of such retirement (''Qualified Retirement Date'') will remain in effect and may be exercised, in whole or in part, at any time between the Qualified Retirement Date and the date on which such stock option expires under the applicable Non-Qualified Stock Option Agreement (''Expiration Date''); (b) 50% of any unvested stock option will remain in effect, will vest and become exercisable on the date on which such stock option is scheduled to vest under the applicable Non-Qualified Stock Option Agreement (''Vesting Date'') and may be exercised by the employee, in whole or in part, at any time between the Vesting

Date and the Expiration Date; and (c) the remaining 50% of the unvested stock option will terminate on the Qualified Retirement Date.

Pursuant to Restricted Stock Award Agreements covering restricted stock granted on or after April 18, 2003, any such stock granted to an employee who thereafter retires from the Company pursuant to a Qualified Retirement will be subject to the following provisions, except as noted in the next sentence: (a) 50% of any unvested restricted stock award will remain in effect and vest, as to time-based awards, immediately on the Qualified Retirement Date or, as to performance-based awards, if and when the applicable performance objectives have been achieved by the Company; and (b) the remaining 50% of the unvested restricted stock awards will terminate. However, if the Company's CEO or any other member of the executive management team provides the Company with at least one year's advance notice of his or her Qualified Retirement, such executive will retain 100% of any unvested performance-based restricted stock awards held by him or her at the Qualified Retirement Date, which will then vest (if at all) upon the satisfaction of the applicable performance objectives.

Directors' Fees and Plans

Each member of the Board of Directors who is not an employee of the Company (other than Chairman, Mr. Peter B. Lewis) receives fees for service on the Board or its Committees, as set forth in the table. As discussed below, Mr. Lewis currently receives an enhanced restricted stock award as his sole compensation for service as a director and, as a result, he receives no Retainer or Meeting Fees.

Fees	2003	2004
Retainer	$8,000	$10,000
Board Meeting		
Regular — In Person	3,000	3,000
— Phone	1,500	1,500
Special — In Person	1,000	1,000
— Phone	500	500
Audit Committee Meetings(1)		
Chairman	1,500	4,000
Other members	1,000	2,000
Various teleconferences		
Chairman	1,500	1,500
Other members	1,000	1,000
Other Committee Meetings(1)		
Chairman	1,500	2,500
Other members	1,000	2,000
Participation in Certain Management Meetings	2,000	2,000

(1) If attendance is by telephone (except for regularly scheduled teleconferences), the fee is $500.

Each director of the Company who is not an employee of the Company (other than Mr. Lewis) participates in The Progressive Corporation Directors Deferral Plan, as amended (''Directors Deferral Plan''). Each participant in the Directors Deferral Plan may elect, annually, to defer receipt of all or a portion of his or her Meeting Fees for the following year until the date designated by the director in accordance with the plan. A participating director may elect to have such deferred fees credited to or allocated between (a) a cash account which will earn interest at a rate equal to the rate of interest on new 3-month certificates of deposit, and (b) a stock account under which the deferred fees are converted into units equivalent in value and dividend rights to the Company's Common Shares. Account balances may not be transferred from one account to another. All such accounts will be distributed in cash, in a lump sum or installments, when and as designated by the participating director at the time of election or, if earlier, upon the death of the director. All Retainer Fees are deferred, credited to a stock account and distributed in cash on a date designated by the participating director in accordance with the terms of the plan. All account balances of a director will be distributed to his beneficiary upon his or her death. However, if any director ceases to serve as such for any reason other than death, disability or removal without cause prior to the expiration of his current term, all Retainer Fees credited to his or her stock account for the unexpired portion of his or her term are forfeited.

Each director who is not an employee of the Company is eligible to receive awards under The Progressive Corporation 2003 Directors Equity Incentive Plan (''Directors Equity Plan''). The Directors Equity Plan authorizes the issuance of up to 350,000 Common Shares, subject to adjustment for stock splits and similar events. Beginning in 2003, the Company awards restricted stock, rather than stock options, to directors as the equity incentive component of their compensation. The restricted stock grant value per Common Share equals the fair market value of the Common Shares on the date of grant. Restricted stock awards vest on the date established by the Compensation Committee for the respective awards and are not transferable. Upon the death of a participating director, his or her estate will be entitled to receive any unvested restricted stock held by such director at the time of his or her death, which stock will vest on the vesting dates specified in the related agreements. During 2003, the Company granted 3,052 shares of restricted stock under this plan to Mr. Lewis, Chairman of the Board, with a market value on the date of grant of approximately $200,000. This award was made to Mr. Lewis in lieu of his receiving Retainer or Meeting Fees described above. Each of the other non-employee directors received a grant of 1,450 shares in 2003, valued at approximately $95,000 on the grant date, in addition to Retainer and Meeting Fees. The 2003 grants are scheduled to vest in March 2004. For 2004, Mr. Lewis will again receive an award of restricted stock valued at $200,000 on the grant date, in lieu of director fees, and each other non-employee director will receive a grant of restricted stock valued at $100,000, in addition to fees.

Beginning in 2004, directors receiving awards of restricted stock under the Directors Equity Plan will also have the right to defer the receipt of the Common Shares covered by each such award, under The Progressive Corporation Director Restricted Stock Deferral Plan (the ''Director Equity Deferral Plan''). If a director elects to defer a restricted stock award under this plan, immediately prior to vesting of the applicable award, the restricted stock will be converted to units equivalent in value to the Company's Common Shares. The participating directors' respective plan accounts will further be credited with amounts equal to dividends and other distributions, if and when authorized by the Board, which are paid on the Company's Common Shares. There will be no other investment options under the Director Equity Deferral Plan. All such accounts will be distributed in Common Shares (with any partial shares being distributed in cash), in a lump sum or installments, as and at the time(s) designated by the participating director at the time of election, subject to accelerated vesting provisions under the plan in the event of the participant's death or a change in control of the Company.

COMPENSATION COMMITTEE REPORT

Executive Compensation Policy

The Company's executive compensation program is administered under the direction of the Compensation Committee of the Board of Directors (the ''Committee''). The Committee is currently comprised of three independent, non-employee directors.

The executive compensation program is designed to promote the following objectives:

- Attract, retain and motivate executives who can significantly contribute to the success of the Company.

- Reward the achievement of important business objectives that have been approved by the Board.

- Provide a rational, consistent and competitive executive compensation system that is well understood by those to whom it applies.

- Tie a significant portion of executive compensation to the long-term performance of the Company's Common Shares.

The Committee believes that if these objectives are consistently achieved, shareholder value will be enhanced over time.

Executive Compensation Program

For 2003, the Company's executive compensation program was designed to base compensation on corporate, business unit and/or individual performance. Performance objectives and related measurements, as well as the compensation awards that would result from various levels of performance, were clearly defined in advance.

The Company's executive compensation program consists of three components: salary, annual bonus and long-term incentives through equity-based awards. The Company's objective is to pay its executives competitive base salaries and to provide variable compensation (consisting of equity-based awards and the potential for an annual cash bonus) that can take total direct compensation to the upper tiers of compensation paid by comparable companies if the Company and, if applicable, the executive's assigned business unit, meet or exceed challenging performance goals. Variable compensation is a larger part of total compensation at more senior levels of the organization and is discussed in more detail below.

The Company sets executive salaries and variable compensation using, in part, data obtained from national compensation surveys for a broad range of companies of like size and revenue in many different industries. Since the Company competes for executive level personnel on a nationwide basis with companies in a variety of industries, the compensation data utilized are not limited to companies included in the P/C Group referred to on page 27.

In addition to the executive compensation program, executive officers participate in the Company's health, welfare and retirement plans that are available on the same basis to all regular employees of the Company who satisfy minimum eligibility requirements.

Salary Component

Executive officers receive a salary based on their responsibilities and potential at market levels indicated by compensation survey data. Salaries are reviewed annually and may be adjusted upward or downward for changes in job responsibilities, market conditions and the individual's performance. Better performance generally results in an increased salary, subject to the limits of the salary range for the position and the compensation budget established by the Company.

Annual Bonus Component

The Company's compensation program offers each executive the opportunity to earn an annual cash bonus. The annual bonus program has been designed to reward participants appropriately for current corporate and/or business unit performance.

In 2003, Alan R. Bauer, W. Thomas Forrester, Brian J. Passell, Glenn M. Renwick and Robert T. Williams participated in the 1999 Executive Bonus Plan (''Executive Bonus Plan''), which has been in effect since 1999. Under the Executive Bonus Plan, a target annual bonus amount, which varied by position, was established for each participant. In 2003, for Mr. Renwick, the target annual bonus amount was 150% of salary; and for Messrs. Bauer, Forrester, Passell and Williams, the target annual bonus amount was 100% of salary. A bonus award equal to the target annual bonus resulted if designated goals were met. Actual awards could range from 0% to 200% of the target annual bonus amount, depending on the extent to which performance fell short of or exceeded the designated goals.

The amount of each participant's 2003 award under the Executive Bonus Plan was determined by reference to one or more of the following quantitative components (referred to as ''Bonus Components'' below): A Business Segment Performance Component and a Weighted Average Business Segment Performance Component which takes into account the respective performance results for the Agency Business, Direct Business and Commercial Auto Business.

The Committee approved the following Business Segment Performance Components to determine a portion of the bonus to be paid to certain participants under the Plan in 2003: the Agency Business Segment Performance Component and the Direct Business Segment Performance Component. The Agency Business Segment Performance Component included the performance results for Agency Auto (including Strategic Alliances Agency Auto) and Agency Special Lines. The Direct Business Segment Performance Component included the results for Auto Pro (including Strategic Alliances Direct Auto), Internet and Direct Special Lines. A separate Gainsharing Matrix was established for each Business Segment, which assigned a score to various combinations of profitability (as measured by the combined ratio determined in accordance with generally accepted accounting principles (''GAAP'')) and growth (based on change in net earned premium over the prior year) outcomes. The actual growth and profitability performance results for each Business Segment were then compared to the applicable Matrix to produce a Performance Score for that Business Segment.

The Weighted Average Business Segment Performance Component was determined on the basis of the performance results for each of the Agency and Direct Business Segments, as well as the results of the Commercial Auto Business Segment. A separate Gainsharing Matrix was used to measure the performance of each Business Segment (as described above), and the scores from the individual matrices were then weighted, based on the net earned premiums generated by each such Business Segment during the year. The weighted scores were combined to produce a Performance Score for the Weighted Average Business Segment Component.

For three of the participants (Messrs. Renwick, Forrester and Passell), the 2003 annual bonus was determined entirely by the Performance Score of the Weighted Average Business Segment Performance Component. For the remaining two participants (Messrs. Bauer and Williams), an appropriate combination of Bonus Components was selected by the Committee for each participant, and the selected Bonus Components were weighted, based on the nature and scope of such participant's assigned responsibilities. The scores for the applicable Bonus Components were then combined on a weighted basis to produce a final Performance Score, which was used to calculate the 2003 bonus payment for those two participants.

In 2003, all other officers and qualified employees (approximately 25,564) of the Company, including seven executive officers, participated in the Company's 2003 Gainsharing Plan (''Gainsharing Plan''). The Gainsharing Plan is substantially similar to the Executive Bonus Plan. Under the Gainsharing Plan, awards were based on performance in achieving profitability (using the GAAP combined ratio) and growth (based on year-to-year change in net earned premium) targets, as measured by Gainsharing Matrices for each of the Agency, Direct and Commercial Auto Business Segments (the ''Core Business''). The Business Segment performance results were weighted in proportion to the amount of net earned premium contributed by each such Business Segment, and the weighted performance scores determined under the separate Gainsharing Matrices were combined to produce a Performance Score for the Core Business as a whole. For most participants, the Performance Score for the Core Business was used to calculate the 2003 Gainsharing payment. The 2003 Gainsharing payment for certain other employees was determined, in part, by the Performance Score for the Core Business and, in part, by the operating results from the business unit to which the employee is assigned, on a weighted basis determined by the Committee.

Long-Term Incentive Component

In 2003, the executive compensation program included long-term incentives through the grant of restricted stock awards, as the Company discontinued using stock options in executive compensation. This component is designed to encourage the long-term retention of key executives and to tie a major part of executive compensation directly to the long-term enhancement of shareholder value. Under a restricted stock grant, the executive is awarded shares of the Company's common stock, subject to certain restrictions on vesting and transferability. The Committee believes that the benefits of moving to restricted stock, instead of stock options, as the primary long-term incentive for Company executives include: achieving a better alignment of the interests of executives and shareholders; enhancing executives' understanding of the value of the equity component of their compensation; and increasing the accuracy and transparency of the Company's financial reporting, since the accounting treatment and valuation of restricted stock is less subjective as compared with stock options. The named executive officers and approximately 657 other management employees of the Company received restricted stock awards in 2003.

In 2003, two forms of restricted stock awards were granted to executive officers and certain other management employees. Time-based restricted stock awards were granted to the named executive officers and approximately 657 other management employees of the Company. In addition, the named executive officers and approximately 42 other senior managers received performance-based restricted stock grants, with the vesting date determined upon the achievement of specific business results.

The time-based restricted stock vests in equal annual increments, from three to five years after the date of grant. The performance-based restricted stock awards will vest on the date of the public dissemination by the Company of a news release reporting earnings for the Company and its subsidiaries for the first calendar quarter (a) as of the end of which the Company and its subsidiaries have generated net earned premiums of $12 billion or more over a period consisting of four (4) consecutive calendar quarters during each of which the Company and its subsidiaries have achieved a combined ratio of less than 100, or (b) which includes the final month of a period consisting of twelve (12) consecutive calendar months during which the Company and its subsidiaries have generated net earned premiums of $12 billion or more and achieved an average combined ratio of 97 or less (the ''2003 Performance Standards'').

Long-term incentive compensation in the form of equity awards has normally been made annually. The value of the long-term incentive award, which varies by position, was established for each executive officer in order to bring total targeted compensation to the upper tiers of compensation paid by comparable companies. In 2003, for the Company's executive officers, these award values ranged from 175-600% of salary, depending on job classification. The award value was then divided by the market value per share of the Company's Common Shares on the date of grant to determine the number of restricted shares to be awarded.

Chief Executive Officer Compensation

Glenn M. Renwick, the Company's President and Chief Executive Officer, received cash compensation in the amount of $3,000,000 for 2003, consisting of an annual salary of $750,000 and an annual bonus award of $2,250,000, in addition to the equity awards described below.

Mr. Renwick's annual cash bonus target for 2003 was $1,125,000, an amount equal to 150% of his salary. For Mr. Renwick, 100% of his bonus target was based on the Weighted Average Business Segment Performance Component. In 2003, the Company's Agency Business Segment achieved a performance score of 2.00, based on a Gainsharing Combined Ratio of 87.9 with 26% growth in net earned premiums, the Company's Direct Business Segment achieved a performance score of 2.00, based on a Gainsharing Combined Ratio of 87.7 and 31% growth in net earned premiums and the Company's Commercial Auto Business Segment achieved a performance score of 2.00, based on a Gainsharing Combined Ratio of 82.6 with 39% growth in net earned premiums. The performance scores for the three Business Segments were weighted 61.6% for the Agency Business Segment, 27.5% for the Direct Business Segment and 10.9% for the Commercial Auto Business Segment, based on the relative percentage of total net earned premiums generated by each such Business Segment. The weighted performance scores were combined to produce an overall performance score of 2.00 for this Performance Component. Mr. Renwick therefore earned 200% of target, or $2,250,000, as his annual bonus.

For the long-term incentive component of his compensation, on April 21, 2003, Mr. Renwick was awarded 68,656 of the Company's Common Shares in the form of restricted stock. This award included a time-based award of 34,326 Common Shares and a performance-based award of 34,330 Common Shares. With respect to the time-based restricted stock award, assuming that none of the award's forfeiture provisions are triggered, one-third of this award will vest on each of January 1, 2006, January 1, 2007 and January 1, 2008. The performance-based restricted stock award will vest on the date of the public dissemination by the

Company of a news release reporting satisfaction of the 2003 Performance Standards, as described above. These awards were determined based on a long-term incentive award value equal to 600% of Mr. Renwick's base salary and a market value of the Company's stock on the date of grant of $65.55.

Omnibus Reconciliation Act of 1993

Section 162(m) of the Internal Revenue Code limits to $1 million per year (''Deduction Limit'') the deduction allowed for Federal income tax purposes for compensation paid to the chief executive officer and the four other most highly compensated executive officers of a public company (''Covered Executives''). This Deduction Limit does not apply to compensation paid under a plan that meets certain requirements for ''performance-based compensation.'' To qualify for this exception, (a) the compensation must be payable solely on account of the attainment of one or more pre-established objective performance goals; (b) the performance goals must be established by a compensation committee of the board of directors that is comprised solely of two or more ''outside directors''; (c) the material terms of the performance goals must be disclosed to and approved by shareholders before payment; and (d) the compensation committee must certify in writing prior to payment that the performance goals and any other material terms have been satisfied.

It is the Company's policy to structure its incentive compensation programs for Covered Executives to satisfy the requirements for the ''performance-based compensation'' exception to the Deduction Limit and, thus, to preserve the full deductibility of all compensation paid thereunder, to the extent practicable. The Company's equity incentive plans, as well as the 1999 Executive Bonus Plan, have been submitted to and approved by the Company's shareholders. Compensation awards under these Plans, other than time-based restricted stock awards, are designed to satisfy the requirements of the ''performance-based compensation'' exception to the Deduction Limit. Thus, restricted stock awards which vest based on performance criteria are structured to be ''performance-based compensation,'' and compensation arising from such awards would not be subject to the Deduction Limit, provided that each of the requirements described above are satisfied. Likewise, compensation attributable to stock option awards (which were granted to executives by the Company on an annual basis prior to 2003) is deemed to satisfy the requirements for ''performance-based compensation'' if the award is made by a compensation committee comprised solely of two or more ''outside directors,'' the plan under which the award has been granted is approved by shareholders and states the maximum number of shares with respect to which options may be granted to any employee during a specified period and, under the terms of the option, the amount of compensation the Covered Executives could receive is based solely on an increase in the value of the stock after the date of the award.

However, restricted stock awards that vest on a time-based formula will not satisfy the ''performance-based compensation'' exception and will be subject to the Deduction Limit. In addition, although salaries and any perquisites are subject to approval of the Committee, they will not be submitted to a vote of shareholders and will also be subject to the Deduction Limit. Similarly, beginning in 2004, certain Covered Executives may be eligible to earn a portion of their potential cash bonus under plans that have not been approved by shareholders, and any such bonus would be subject to the Deduction Limit. Accordingly, if the total of any Covered Executive's remuneration which does not satisfy the ''performance-based compensation'' exception, such as salary, certain cash bonus awards and compensation attributable to time-based restricted stock awards, exceeds $1 million in any year, the Company will not be entitled to deduct the amount that exceeds $1 million.

Summary and Concluding Remarks

The Committee believes that executive compensation should be linked to the creation of shareholder value. The Company's executive compensation program thus includes significant long-term incentives, through equity-based awards, which are tied to the long-term performance of the Company's Common Shares. The Committee recognizes, however, that while stock prices may reflect corporate performance over the long term, other factors, such as general economic conditions and varying investors' attitudes toward the stock market in general, and specific industries in particular, may significantly affect stock prices at any point in time. Accordingly, the annual cash components of the program, consisting of salary and annual bonus, emphasize individual performance and the realization of defined business objectives, which are independent of short-range fluctuations in the stock price.

The executive compensation program thus has been designed to align executive compensation with both the Company's business goals and long-term shareholder interests. The Committee believes that the program, as implemented, is balanced and consistent with these objectives. The Committee will continue to monitor the operation of the program and cause the program to be adjusted and refined, as necessary, to ensure that it continues to support both corporate and shareholder goals.

COMPENSATION COMMITTEE

Norman S. Matthews, Chairman
Charles A. Davis
Bernadine P. Healy, M.D.

PERFORMANCE GRAPH

The following performance graph compares the performance of the Company's Common Shares (''PGR'') to the Standard & Poor's 500 Index (''S & P Index'') and the Value Line Property/Casualty Industry Group (''P/C Group'') for the last five years.

Cumulative Five-Year Total Return*

PGR, S&P Index, P/C Group
(Performance Results through 12/31/2003)



Cumulative Total Return as of December 31, of each year (assumes $100 was invested at the close of trading on December 31, 1998)					
	1999	2000	2001	2002	2003
PGR	$ 43.28	$ 61.56	$ 88.78	$ 88.69	$149.67
S&P Index	121.04	110.02	96.94	76.48	98.43
P/C Group	83.50	115.65	120.33	124.59	157.60

* Assumes reinvestment of dividends.

Source: Value Line, Inc.

ITEM 2: PROPOSAL TO APPROVE AN AMENDMENT TO THE COMPANY'S CODE OF REGULATIONS TO ALLOW THE BOARD OF DIRECTORS TO AUTHORIZE THE COMPANY TO ISSUE SHARES WITHOUT ISSUING PHYSICAL CERTIFICATES

The Board of Directors has approved, subject to the approval of the Company's shareholders, an amendment to the Company's Code of Regulations (the equivalent of bylaws under Ohio corporate law) that would allow the Board of Directors to authorize the Company to issue shares without issuing physical (paper) certificates to evidence those shares (''uncertificated shares''). The Board of Directors recommends that shareholders approve the amendment.

The full text of Article VII of the Code of Regulations reflecting this amendment is attached to this proxy statement as Exhibit A. The following description of the amendment is qualified in its entirety by reference to Exhibit A.

Current Code of Regulations Requirements

Article VII of the Company's Code of Regulations currently requires the Company to issue physical certificates to each shareholder of record evidencing the shares owned by such shareholder. The current version of Article VII was consistent with the requirements of Ohio law when drafted. However, in view of changes in Ohio law and developments in technology and recordkeeping processes, the Board of Directors believes that the current requirements of the Code of Regulations are unduly restrictive, and that the Company should have the flexibility to issue uncertificated shares.

Reason for and Effects of Proposed Amendment

Ohio law now permits the Company, subject to certain restrictions, to issue shares without issuing physical certificates to evidence those shares. Accordingly, the proposed amendment to Article VII of the Company's Code of Regulations would permit the Company to issue such uncertificated shares to shareholders of record, while at the same time mandating that the Company must comply with all applicable legal requirements and the listing standards of the New York Stock Exchange with respect to issuing shares. In addition, although not required by law, the amendments to Article VII further would require that, with the exception of shares held under certain employee benefit plans (as to which the Company may require that uncertificated shares be issued), no shareholder of record would be required to hold his or her shares in uncertificated form and that, upon request, each shareholder of record would have a right to have physical certificates issued to evidence his or her shares.

The approval of the proposed amendment to Article VII of the Company's Code of Regulations will have no effect on the vast majority of our shareholders who hold their shares in the Company through a brokerage or other account in ''street name.''

If approved by shareholders and implemented by the Company, an uncertificated share program would be administered by the Company's transfer agent, currently National City Bank. Such programs are sometimes referred to as ''direct registration'' or ''book entry'' systems. Under such a program, the transfer agent would maintain an electronic record of the name of the applicable shareholder of record and the number of shares owned. The transfer agent would also maintain systems and controls designed to track accurately the ownership of uncertificated shares by shareholders of record and, when directed by the shareholder or the Company (in the case of transactions for the Company's own account and certain transaction under employee benefit plans), to provide for the transfer of such shares pursuant to those directions. Except as may otherwise be required by law, and subject to the terms of any applicable employee benefit plan, the rights and obligations of holders of uncertificated shares and holders of physical shares for a particular class and series of shares would be identical.

The Company currently intends only to use uncertificated shares to evidence the holdings of participants in certain of the Company's employee benefit plans, such as the Company's restricted stock programs for directors, executive officers and certain employees. The ability to issue these shares in uncertificated form will ease the administrative burden associated with these plans and reduce the expenses that would otherwise be incurred by the Company as share certificates are issued, cancelled, transferred or replaced. Participants in the plans will have the same rights and obligations as if physical certificates had been issued for the restricted shares, subject to the provisions of the applicable benefit plan. The Company expects a substantial savings in costs and employee time as a result of this new procedure.

Although the Company does not currently anticipate issuing uncertificated shares to other shareholders of record, the Company will consider this issue from time to time. If the Company determines in the future that the cost savings, ease of administration, technical feasibility and shareholder acceptance of such a program justify the use of uncertificated shares for other shareholders of record, the Board of Directors may choose to implement such a program in the future. However, as noted above, even if an uncertificated share program were to be implemented in the future, the proposed amendment to Article VII of the Code of Regulations provides that no shareholder would be required to hold his or her shares in uncertificated form and that, upon request, each shareholder would have a right to have physical certificates issued to evidence his or her shares.

Vote Required For Approval

Under Ohio corporation law and the Company's Code of Regulations, the affirmative vote of a majority of the outstanding Common Shares is required for approval of this proposal.

The Board of Directors recommends that shareholders vote FOR this proposal.

ITEM 3: PROPOSAL TO APPROVE THE PROGRESSIVE CORPORATION 2004 EXECUTIVE BONUS PLAN

General

The Compensation Committee of the Board of Directors (the ''Committee'') approved and adopted The Progressive Corporation 2004 Executive Bonus Plan (the ''2004 Plan'' or the ''Plan'') on January 31, 2004, subject to approval by the Company's shareholders. The description below is a summary of the 2004 Plan. The complete text of the Plan is filed as an exhibit to the Company's Annual Report on Form 10-K for the calendar year ended December 31, 2003.

If approved by shareholders, the 2004 Plan will supersede and replace The Progressive Corporation 1999 Executive Bonus Plan for 2004 and subsequent years.

The Company has designed an executive compensation program consisting of three components: salary, annual cash bonus and equity-based incentives. The program is structured to reflect the market for executive compensation and to promote both the achievement of corporate goals and performance that is in the long-term interest of shareholders. While restricted stock or other equity-based awards are intended to reflect the long-term value created for shareholders, the annual cash bonus component focuses on current operating and/or investment results. If approved by shareholders, the 2004 Plan will provide some or all of the annual bonus component of total compensation for participants in the Plan.

Shareholder Approval Requirements

The 2004 Plan is being submitted to the Company's shareholders for approval pursuant to the requirements of Section 162(m) of the Internal Revenue Code, as amended (the ''Code''). Section 162(m) limits to $1 million per year the deduction allowed for Federal income tax purposes for compensation paid to a ''covered employee'' of a public company (''Deduction Limit''). Under Section 162(m), the term ''covered employee'' includes the chief executive officer and the four other most highly compensated executive officers of the Company. The Deduction Limit applies to compensation that does not qualify for any of the limited number of exceptions provided for in Section 162(m).

Under Section 162(m), the Deduction Limit does not apply to compensation paid under a plan that meets certain requirements for ''performance-based compensation.'' To qualify for this exception, the following requirements must be met: (a) the compensation must be payable on account of the attainment of one or more pre-established objective performance goals; (b) the performance goals must be established by a compensation committee of the board of directors that is comprised solely of two or more ''outside directors''; (c) the material terms under which the compensation will be paid must be disclosed to and approved by shareholders before payment; and (d) the compensation committee must certify in writing that the performance goals have been satisfied prior to payment.

It is the Company's policy to structure its incentive compensation programs to satisfy the requirements for the ''performance-based compensation'' exception to the Deduction Limit and, thus, to preserve the full deductibility of all compensation paid, to the extent practicable. As a consequence, the Committee has directed that the 2004 Plan be submitted to the Company's shareholders for approval in accordance with the requirements for the ''performance-based compensation'' exception to the Deduction Limit. If approved by shareholders, the 2004 Plan will become effective for the Plan year 2004 and will continue in effect thereafter until terminated by the Committee. Compensation paid under the 2004 Plan to ''covered employees'' will qualify for the ''performance-based compensation'' exception and, therefore, will not be subject to the Deduction Limit.

If shareholders fail to approve the 2004 Plan, it will not become effective. However, if the shareholders fail to approve the 2004 Plan, the Committee may consider adopting an alternative bonus program without shareholder approval to maintain the competitiveness of the Company's executive compensation program, although some or all of the payments made under such an alternative plan may then be subject to the Deduction Limit.

Administration

The 2004 Plan will be administered by the Committee, which consists of three Board members, all of whom are ''outside directors,'' as defined under Section 162(m). The Committee has full authority to determine the manner in which the 2004 Plan will operate, to interpret the provisions of the 2004 Plan and to make all determinations thereunder. In addition, the Committee has authority to adopt, amend and repeal such rules, guidelines, procedures and practices governing the 2004 Plan as it, from time to time, deems advisable.

Eligibility for Participation

Participation in the 2004 Plan is limited to executive officers of the Company. The Committee has authority to select those executive officers who will participate in the 2004 Plan. There are currently twelve executive officers of the Company. Five executive officers, Glenn M. Renwick, W. Thomas Forrester, Alan R. Bauer, Brian J. Passell and Robert T. Williams, have been selected to participate in the 2004 Plan for Plan year 2004, if the Plan is approved by shareholders. The Committee may change the number and identity of Plan participants from year to year.

Plan Operation

General

The 2004 Plan has been designed to link a significant portion of a participant's pay directly to the Company's operating performance and/or investment performance. Annual bonuses paid under the Plan (''Annual Bonuses'') will be determined by application of the following formula:

$$\text{Annual Bonus} = \text{Salary Paid} \times \text{Target Percentage} \times \text{Performance Factor}$$

The Annual Bonus payable to any participant under the 2004 Plan for any Plan year may not exceed $5,000,000.

Salary. Salaries are established annually by the Committee for each participant no later than 90 days after commencement of the Plan year. Participants receive a salary based on their responsibilities and potential at market levels indicated by data obtained from national compensation surveys for a broad range of companies of like size and revenue in many different industries. The 2004 salary for each participant is set forth in the 2004 Annual Compensation Table, on page 17. For purposes of the Plan, salary will also include vacation, sick, holiday and funeral pay received by the participant during the Plan year, but will exclude certain other payments that may be received by the participant.

Target Percentage. For each participant, a Target Percentage will be assigned by the Committee for each Plan year based on market data and is intended to bring total cash compensation to the high end of the market range for comparable positions at other companies if specified performance goals are met. Total cash compensation can exceed the market range if the specified performance goals are exceeded. The Target Percentages for participants under the Plan will be determined and may be changed from year to year by the Committee, subject to the provisions of Section 162(m) and the regulations promulgated thereunder. The Target Percentage may not exceed 200% for any participant. For 2004, the Target Percentages for the participants in the Plan have been established by the Committee as follows:

Participant	Target Percentages
Glenn M. Renwick	150%
W. Thomas Forrester	100%
Alan R. Bauer	75%(1)
Brian J. Passell	100%
Robert T. Williams	100%

---

(1) For 2004, Mr. Bauer will also be eligible to earn a bonus under The Progressive Corporation 2004 Gainsharing Plan (the ''Gainsharing Plan''), with a Target Percentage of 25% tied to performance objectives for the Direct Business Segment. Any bonus paid to Mr. Bauer under the Gainsharing Plan will not qualify for the ''performance-based exception'' to the Deduction Limit under Section 162(m).

Performance Factor.   Under the Plan, the Performance Factor for each participant will be determined based on the performance results for one or more of the following components (''Bonus Components'' or ''Components''):

- Core Business Growth and Profitability Component

- One or more Business Segment Performance Components

- Cost Structure Improvement Component

- Investment Performance Component

These Bonus Components are described in more detail below. A Bonus Component, or an appropriate combination of Bonus Components, will be selected by the Committee for each participant, based on the nature and scope of his or her assigned responsibilities. If more than one Component is selected for a participant, the Committee will also determine the relative weightings of each of the selected Bonus Components. The selection of Bonus Components, and the relative weights assigned to each Component, may vary among participants and may be changed from year to year by the Committee.

A Performance Score will be assigned to each Component (as further described below) based on the performance of the business, product or function that is the subject of that Bonus Component. The Performance Score is designed to equal 1.0 if specified, objective performance goals are met, and can vary from 0 to 2.0 based on actual performance versus the preestablished objectives. If more than one Bonus Component has been selected for a participant, the Performance Score achieved for each of the designated Components will then be multiplied by the weighting factor assigned by the Committee to produce a weighted Performance Score for that Component. The sum of the weighted Performance Scores for each of the applicable Bonus Components will equal the Performance Factor, which can likewise vary from 0 to a maximum of 2.0.

Bonus Components

Core Business Profitability and Growth Component.   The Core Business Profitability and Growth Component is intended to measure the overall operating performance of Progressive's Core Business during the Plan year for which an Annual Bonus payment is to be made. The Core Business includes the Agency Business Segment, the Direct Business Segment, the Commercial Auto Business Segment and/or any other Business Segments that may be designated by the Committee for the Plan year in question. The Performance Score for this Component will be based on the operating performance results for each of the Business Segments included in the Core Business for the applicable Plan year (the ''Core Business Segments''), with the results for each Core Business Segment weighted based on the percentage of net earned premiums generated by such Segment during the Plan year (or on such other factor(s) as the Committee may determine).

Each year, a separate Performance Matrix will be established by or under the direction of the Committee for each Core Business Segment. Each Performance Matrix will assign a Performance Score to various combinations of profitability and growth outcomes for the applicable Business Segment, based on the following criteria (as selected by the Committee for the Plan year):

- profitability, which will be measured by one of the following: combined ratio, weighted combined ratio, variation in combined ratio from a targeted combined ratio, return on equity or return on revenue; and

- growth, which will be measured by changes in one of the following: net earned premium, net written premium or lifetime earned premium (i.e., the amount of earned premium expected to be generated over time with respect to policies written during a Plan year, including any subsequent renewals thereof, as determined by a formula approved by the Committee).

After the end of each Plan year, profitability and growth will be separately determined for each of the Core Business Segments using the performance criteria designated by the Committee for the Plan year, and will be matched using the applicable Performance Matrix to arrive at a Performance Score for the applicable Core Business Segment. The resulting Performance Scores for each Core Business Segment will then be multiplied by the appropriate weighting factor, and the sum of the weighted Performance Scores will be the Performance Score for the Core Business Profitability and Growth Component.

Business Segment Performance Component.   A Business Segment Performance Component is intended to measure the performance of an individual Business Segment in terms of any one or more of the following criteria:

- profitability, which, if selected by the Committee, would be measured by one of the following: the combined ratio, weighted combined ratio, variation in combined ratio from a targeted combined ratio, return on equity or return on revenue;

- growth, which, if selected by the Committee, would be measured by changes in net written premium, net earned premium or lifetime earned premium, as described above; or

- operating effectiveness, which, if selected by the Committee, would be measured by systems availability or timeliness of response.

For purposes of the 2004 Plan, a Business Segment may consist of a distribution channel, business unit, product, class or type of business (such as designated types of policies written in a distribution channel or by a business unit), function, process or other business category (such as new or renewal business), as determined by the Committee for the applicable Plan year.

The Committee may designate one or more Business Segment Performance Components for an individual Plan participant for any Plan year and, for each such Component, will determine the applicable criteria upon which performance will be measured, the goals to be achieved, the Performance Scores that will result from various levels of performance, and its relative weighting. The applicable criteria, related goals and resulting Performance Scores may be set forth in a Performance Matrix or other format approved by the Committee. Business Segment Performance Components, performance criteria, goals, resulting Performance Scores and relative weightings of the selected Components may vary among participants and may be changed from year to year by the Committee.

Cost Structure Improvement Component.   The Cost Structure Improvement Component is intended to measure success in achieving cost structure improvement for the Core Business, as a whole, or for an assigned Business Segment, as determined by the Committee. Results will be reflected in a Cost Structure Improvement Score. For purposes of computing the Cost Structure Improvement Score, cost structure improvement will be measured by comparing the sum of the GAAP Underwriting Expense Ratio (''Underwriting Expense Ratio'') and Loss Adjustment Expense Ratio (''LAE Ratio'') achieved for the Plan year (collectively, ''Actual Expense Ratio'') against defined expense objectives for that year, as established by or under the direction of the Committee (''Target Expense Ratio''), pursuant to a formula specified in the Plan. The Target Expense Ratio, including its individual components, may vary by Business Segment and/or for the Core Business as a whole, and may be changed from year to year by the Committee.

Investment Performance Component.   The Investment Performance Component is intended to measure performance of the Company's investment activities. Initially, investment results for one or more segments of the Company's investment portfolio will be compared against preestablished benchmarks, and a Performance Score will be determined for each portfolio segment pursuant to a formula or other criteria established by the Committee. If more than one segment has been designated by the Committee, the resulting Performance Scores for the various segments will be weighted by the amounts invested from time to time in each of the respective portfolio segments, and the sum of the weighted Performance Scores will be the Performance Score for the Investment Performance Component. Segment classifications and benchmarks may be changed from year to year by the Committee.

2004 Bonus Components. For 2004, the Committee has determined that the combination of Bonus Components for each 2004 Plan participant, and the relative weighting of those Components that will be used to calculate each participant's Annual Bonus payable under the Plan, will be as follows:

Participant	Core Business Profitability and Growth Component	Agency Business Segment Performance Component	Direct Business Segment Performance Component
Glenn M. Renwick	100%	—	—
W. Thomas Forrester	100%	—	—
Alan R. Bauer(2)................................	66²/₃%	—	33¹/₃%
Brian J. Passell	100%	—	—
Robert T. Williams..............................	50%	50%	—

For 2004, the Core Business Profitability and Growth Component has been defined by the Committee to include the operating results of the Agency Business Segment, the Direct Business Segment and the Commercial Auto Business Segment, each weighted according to the net earned premiums generated by such Business Segment during the year. The Committee has further determined to use the GAAP combined ratio and growth in net earned premiums as the profitability and growth criteria for each applicable Business Segment, and thus for the Core Business. The Committee also has approved a Performance Matrix for each of the applicable Business Segments, incorporating various profitability and growth outcomes, from which the Performance Scores of each Business Segment will be calculated to determine the applicable Performance Factor, as further described above.

Maximum Benefits Payable for 2004

For 2004, the maximum amount of benefits that may be paid under the 2004 Plan to the named executive officers who have been selected to participate in the Plan, and to all participating executive officers as a group, are as follows:

NEW PLAN BENEFITS
THE PROGRESSIVE CORPORATION 2004 EXECUTIVE BONUS PLAN

Name and Position	Maximum Benefit for 2004
Glenn M. Renwick, ... President and Chief Executive Officer	$2,250,000
W. Thomas Forrester, ... Vice President and Chief Financial Officer	$ 980,000
Alan R. Bauer,(2) .... Group President of the Direct Business	$ 622,500
Brian J. Passell, ... Group President of Claims	$ 780,000
Robert T. Williams, ... Group President of the Agency Business	$ 890,000
All Executive Officers as a Group	$5,522,500

Amendments and Termination

The Committee, in its sole discretion, may terminate, amend or revise the 2004 Plan, in whole or in part, at any time, except that any amendment or revision to the Plan which requires shareholder approval pursuant to Section 162(m) of the Code will be subject to approval by the Company's shareholders. The Committee, without shareholder approval, may modify or change the

_____

(2) See Footnote 1 on page 31.

Target Percentages and the selection, mix and relative weighting of Bonus Components for any participant, and the performance targets, benchmarks or other measurements and resulting scores for any Bonus Component, and may select the executive officers who will participate in the Plan from year to year.

Other Material Provisions

Actual performance results achieved for any Plan year, as used to calculate the Performance Score achieved for each of the applicable Bonus Components, and the amount of each Annual Bonus payment must be certified by the Committee prior to payment of the Annual Bonus. The Annual Bonus for any Plan year will be paid to participants as soon as practicable after the Committee has certified performance results for the Plan year, but no later than the March 15 immediately following the end of the Plan year.

Unless otherwise determined by the Committee, in order to be entitled to receive an Annual Bonus for any Plan year, the participant must be employed by the Company on the date designated for the payment thereof (''Qualification Date''). However, if any participant who is employed by Progressive on the last day of any Plan year dies at any time between the end of the Plan year and the Qualification Date, his or her estate will be entitled to receive the Annual Bonus that would have been payable to the participant had he or she lived until and been employed by Progressive on the Qualification Date.

Any participant who is on a leave of absence covered by the Family and Medical Leave Act of 1993, personal leave of absence with the approval of the Company, military leave or short or long-term disability on the Qualification Date with respect to any Plan year will be entitled to receive an Annual Bonus payment for such Plan year, based on the amount of salary paid to such participant during the Plan year.

Annual Bonus payments will be net of any legally required deductions for federal, state and local taxes and other items.

Any participant in the 2004 Plan who is then eligible to participate in The Progressive Corporation Executive Deferred Compensation Plan (the ''Deferral Plan'') may elect to defer receipt of all or a portion of his or her Annual Bonus under the 2004 Plan under and in accordance with the provisions of the Deferral Plan.

The right to an Annual Bonus may not be transferred, assigned or encumbered by any participant.

The 2004 Plan has been adopted, and if approved by shareholders, will be effective for 2004 and for each year thereafter unless and until otherwise determined by the Committee.

Federal Income Tax Consequences of the 2004 Plan

The Company is not entitled to deduct annual compensation in excess of $1 million paid to any ''covered employee'' for Federal income tax purposes unless such compensation meets the requirements for ''performance-based compensation,'' as specified in Section 162(m) of the Code and the regulations promulgated thereunder. To meet such requirements, the compensation must be payable because of the attainment of objective performance goals established by a compensation committee of the board of directors that is comprised solely of two or more ''outside directors'' and approved by the shareholders after disclosure to them of the material terms of the performance goals under which compensation is payable under the plan. Further, before payment, the compensation committee must certify in writing that the performance goals have been satisfied.

The 2004 Plan was established by the Committee, which is comprised solely of three ''outside directors,'' and is being submitted to shareholders for approval. If the shareholders approve the 2004 Plan and the Committee subsequently certifies the attainment of the performance goals applicable to any Plan participant who is a ''covered employee,'' the Company's deduction of payments of performance-based compensation made to such participant under the Plan will not be subject to the Deduction Limit.

Vote Required for Approval

The affirmative vote of a majority of the Company's Common Shares voting on this proposal (including abstentions), provided the total number of votes cast represents a majority of the outstanding Common Shares, is required for approval. Broker non-votes are not counted as voting.

The Board of Directors recommends that shareholders vote FOR this proposal.

ITEM 4: PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT AUDITOR FOR 2004

The Audit Committee of the Board of Directors has appointed PricewaterhouseCoopers LLP as the independent auditor to examine the financial statements of the Company for the year ending December 31, 2004. If the shareholders, by the affirmative vote of a majority of the votes cast on this proposal (excluding abstentions and broker non-votes), do not ratify the appointment of PricewaterhouseCoopers LLP, the selection of the independent auditor will be reconsidered by the Audit Committee, but the Committee may decide to continue the engagement of PricewaterhouseCoopers LLP.

The Board of Directors recommends that shareholders vote FOR this proposal.

OTHER INDEPENDENT AUDITOR INFORMATION

Approval of Audit and Non-Audit Services

The Audit Committee of the Board of Directors requires that each engagement of the Company's independent auditor to perform any audit or non-audit services, including the fees and principal terms of the engagement, must be approved by the Committee, or by the Chairman of the Committee (who has authority to approve engagements not to exceed $25,000 in the aggregate between Committee meetings), before the auditor is engaged by the Company for the particular service. The Committee has not adopted any other policies or procedures which would permit the Company to engage the independent auditor for non-audit services without the specific prior approval of the Committee or the Chairman.

Independent Auditor Fees

Following are the aggregate fees billed to the Company for the fiscal years ended December 31, 2003 and 2002, by the Company's independent auditor, PricewaterhouseCoopers LLP:

Fees	2003	2002
Audit	$ 744,859	$775,875
Audit-related	70,000	—
Tax	349,594	63,766
All Other	29,548	54,443
Total	$1,194,001	$894,084

Audit fees. Includes professional services rendered for the audit of the consolidated financial statements of the Company and statutory audits, as well as the debt offering review and consent in 2002.

Audit-related fee. Includes assistance in the assessment of the impact of Section 404 of the Sarbanes-Oxley Act of 2002 on the Company.

Tax fees. Includes fees for tax planning and advice and Canadian branch tax services.

All Other fees. Primarily includes consulting services for compliance with state insurance and other laws.

At the meeting held on January 31, 2004, the Audit Committee selected PricewaterhouseCoopers LLP to serve as the independent auditor for the Company and its subsidiaries for 2004. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting with the opportunity to make a statement about the Company's financial condition, if they desire to do so, and to respond to appropriate questions.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the 2005 Annual Meeting of Shareholders for inclusion in the proxy statement and form of proxy relating to that meeting may do so in accordance with Securities and Exchange Commission Rule 14a-8 and is advised that the proposal must be received by the Secretary at the Company's principal executive offices located at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143, not later than November 15, 2004. For those shareholder proposals which are not submitted in accordance with Rule 14a-8, the proxies designated by the Board may exercise their discretionary voting authority, without any discussion of the proposal in the Company's proxy materials, with respect to any proposal which is received by the Company after January 31, 2005.

SHAREHOLDER VOTE TABULATION

Votes will be tabulated by or under the direction of Inspectors of Election, who may be regular employees of the Company. The Inspectors of Election will certify the results of the voting at the Annual Meeting.

The director nominees who receive the greatest number of affirmative votes will be elected directors. Abstentions and broker non-votes thus will not affect the results of the election.

The proposal to amend the Company's Code of Regulations to allow the Board of Directors to authorize the Company to issue shares without issuing physical certificates will be adopted if approved by the affirmative vote of a majority of the outstanding Common Shares. Abstentions and broker non-votes will not be counted as affirmative votes and thus will have the same effect as a vote against this proposal.

The proposal to approve The Progressive Corporation 2004 Executive Bonus Plan will be adopted if approved by the affirmative vote of the majority of the votes cast on this proposal (including abstentions), provided the total number of votes cast represents a majority of the outstanding Common Shares. Broker non-votes will not be counted as cast votes.

The proposal to ratify the appointment of PriceWaterhouseCoopers LLP as the Company's independent auditor for 2004 will be adopted if approved by the affirmative vote of the majority of the votes cast on this proposal, provided the total number of votes cast represents a majority of the outstanding Common Shares. Abstentions and broker non-votes will not be counted as cast votes.

HOUSEHOLDING

Securities and Exchange Commission regulations permit a single set of the annual report and proxy statement to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing costs. A number of brokerage firms have instituted householding. In accordance with a notice sent to certain beneficial shareholders who share a single address, only one copy of this proxy statement and the attached annual report will be sent to that address, unless any shareholder residing at that address gives contrary instructions.

If any beneficial shareholder residing at such an address desires at this time to receive a separate copy of this proxy statement and the attached annual report, a copy can be obtained by calling toll-free 1-800-542-1061, or by writing to The Progressive Corporation, Investor Relations, at 6300 Wilson Mills Road, Box W-33, Mayfield Village, Ohio 44143. In addition, if any such shareholder wishes to receive a separate proxy statement and annual report in the future, the shareholder should provide such instructions by calling toll-free 1-800-542-1061.

OTHER MATTERS

Charitable Contributions

Within the preceding three years, the Company has not made a contribution to any charitable organization in which any of the Company's directors serves as an executive officer. The Progressive Insurance Foundation, which is a charitable foundation that receives contributions from the Company, contributes to qualified tax-exempt organizations that are financially supported by the Company's employees. Thus, in matching an employee's gift, the Foundation may have contributed to charitable organizations in which one or more of the Company's directors may be affiliated as an executive officer, director or trustee.

Proxy Solicitation

The solicitation of proxies is made by and on behalf of the Board of Directors. The cost of the solicitation, including the reasonable expenses of brokerage firms or other nominees for forwarding proxy materials to beneficial owners, will be paid by the Company. In addition to solicitation by mail, proxies may be solicited by telephone, facsimile, other electronic means or in person. The Company has engaged the firm of Morrow & Co., New York, New York, to assist it in the solicitation of proxies at an estimated cost of $10,000. Proxies may be solicited by directors, officers and employees of the Company without additional compensation.

If the enclosed proxy is executed and returned, the shares represented thereby will be voted in accordance with any specifications made therein by the shareholder. In the absence of any such specifications, the proxies will be voted:

(1) to elect the three nominees named under ''Election of Directors'' above;

(2) FOR the proposal to amend the Company's Code of Regulations to allow the Board of Directors to authorize the Company to issue shares without issuing physical certificates;

(3) FOR the proposal to approve The Progressive Corporation 2004 Executive Bonus Plan; and

(4) FOR the proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for 2004.

The presence of any shareholder at the meeting will not operate to revoke his proxy. A proxy may be revoked at any time insofar as it has not been exercised by giving written notice to the Company or in open meeting.

If any other matters shall properly come before the meeting, the persons named in the proxy, or their substitutes, will vote thereon in accordance with their judgment. The Board of Directors does not know at this time of any other matters that will be presented for action at the meeting.

AVAILABLE INFORMATION

The Company will furnish, without charge, to each person to whom a proxy statement is delivered, upon oral or written request, a copy of the Company's Annual Report on Form 10-K for 2003 (other than certain exhibits). Requests for such documents should be submitted in writing to Jeffrey W. Basch, Chief Accounting Officer, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, OH 44143, by telephone at (440) 395-2258 or e-mail at investor_relations@progressive.com.

By Order of the Board of Directors.

Charles E. Jarrett, *Secretary*

March 11, 2004

EXHIBIT A

The following is the full text of Article VII of the Code of Regulations of The Progressive Corporation (''Company''), reflecting the amendment described in Item 2 of the Company's Proxy Statement dated March 11, 2004.

ARTICLE VII
Certificates for Shares; Uncertificated Shares

Section 1.   Form and Execution.   Except as provided in Section 2 hereof, certificates for shares, certifying the number of full-paid shares owned, shall be issued to each shareholder in such form as shall be approved by the board of directors. Such certificates shall be signed by the president or a vice president and by the secretary or an assistant secretary or the treasurer or an assistant treasurer; provided however, that if such certificates are countersigned by a transfer agent and/or registrar the signatures of any of said officers and the seal of the corporation upon such certificates may be facsimiles, which are engraved, stamped or printed thereon. If any officer or officers, who shall have signed, or whose facsimile signature shall have been used, printed, engraved or stamped on any certificate or certificates for shares, shall cease to be such officer or officers, because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the corporation, such certificate or certificates, if authenticated by the endorsement thereon of the signature of a transfer agent or registrar, shall nevertheless be conclusively deemed to have been adopted by the corporation by the use and delivery thereof and shall be as effective in all respects as though signed by a duly elected, qualified and authorized officer or officers, and as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be an officer or officers of the corporation.

Section 2.   Uncertificated Shares.   The board of directors, subject to the immediately succeeding paragraph, may provide by resolution that some or all of any or all classes and series of shares of the corporation shall be uncertificated shares, provided that the resolution shall not apply to shares represented by a certificate until the certificate is surrendered to the corporation and the resolution shall not apply to a certificated security issued in exchange for an uncertificated security. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner of the shares a written notice containing the information required to be set forth or stated on share certificates in accordance with all applicable laws. Except as expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Notwithstanding the foregoing provisions of this Section 2, a shareholder of record shall at all times have the right to receive one or more certificates for some or all of the shares held of record by such shareholder in accordance with Section 1 hereof by making a written request therefor to the corporation or any transfer agent for the applicable class of shares, accompanied by such assurances as the corporation or such transfer agent may require as to the genuineness of such request; provided, however, that shareholders holding shares of the corporation under one or more of the corporation's benefit plans for officers, directors and/or employees shall have no such right to have certificates issued unless such a right is provided for under the applicable benefit plan or otherwise ordered by the board of directors or a committee thereof.

Section 3.   Registration of Transfer.   Any certificate for shares of the corporation shall be transferable in person or by attorney upon the surrender thereof to the corporation or any transfer agent for the class of shares represented by the certificate surrendered of a certificate, properly endorsed for transfer or accompanied by a duly endorsed stock power, together with such assurances as the corporation or such transfer agent may require as to the genuineness and effectiveness of each necessary endorsement or executed stock power. Any uncertificated shares of the corporation shall be transferable in person or by attorney upon written request in form and substance acceptable to the corporation or any transfer agent for the applicable class of shares, accompanied by a duly endorsed stock power and/or such other assurances as the corporation or such transfer agent may require as to the genuineness and effectiveness thereof.

Section 4.   Lost, Destroyed or Stolen Certificates.   Subject to the provisions of Section 2 hereof, a new share certificate or certificates may be issued in place of any certificate theretofore issued by the corporation which is alleged to have been lost, destroyed or wrongfully taken upon (i) the execution and delivery to the corporation by the person claiming the certificate to have been lost, destroyed or wrongfully taken of an affidavit of that fact, specifying whether or not, at the time of such alleged loss, destruction or taking, the certificate was endorsed, and (ii) the furnishing to the corporation of indemnity and other assurances satisfactory to the corporation and to all transfer agents and registrars of the class of shares represented by the certificate against any and all losses, damages, costs, expenses or liabilities to which they or any of them may be subjected by reason of the issue and delivery of such new certificate or certificates or in respect of the original certificate.

Section 5.   Registered Shareholders.   A person in whose name shares are of record on the books of the corporation, whether such shares are evidenced by a certificate or are uncertificated, shall conclusively be deemed the unqualified owner and holder thereof for all purposes and to have capacity to exercise all rights of ownership. Neither the corporation nor any transfer agent of the corporation shall be bound to recognize any equitable interest in or claim to such shares on the part of any other person, whether disclosed upon any such certificate or otherwise, nor shall they be obliged to see to the execution of any trust or obligation.

Audit Committee Charter

The Progressive Corporation Audit Committee Charter

Organization

The Audit Committee (Committee) shall be appointed by the Board of Directors (Board) of The Progressive Corporation (Company) and shall consist of at least three directors, including the Chairperson. Each member of the Committee shall be independent of the management of the Company (as defined by the listing standards of the New York Stock Exchange and applicable law) and free of any relationship that, in the opinion of the Board, would interfere with his or her ability to exercise independent judgment as a Committee member. Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. The Committee chairperson must have accounting or related financial management expertise.

Statement of Purpose

The Committee shall: a) assist the Board in oversight of: (1) the integrity of the financial statements of the Company; (2) the compliance by the Company with legal and regulatory requirements; (3) the qualifications and independence of the Company's independent auditors; (4) the performance of the Company's internal audit function and independent auditors; (5) the adequacy of the Company's internal controls; and (6) such other matters as the Board or Committee deems appropriate, and b) prepare the Audit Committee report that Securities and Exchange Commission (SEC) rules require be included in the Company's annual proxy statement.

Communications with the Committee

The Committee will meet periodically in separate executive sessions with the independent auditor, the Director of Control & Analysis (Internal Audit) and management.

The Director of Control & Analysis (C&A) will have a direct reporting relationship to the Committee.

Responsibilities of the Committee

The primary responsibility of the Committee is to oversee the Company's system of internal controls and financial reporting process on behalf of the Board.

The Committee will report regularly to the Board. The Committee will review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors or the performance of the internal audit function.

The Committee shall have the authority and funding necessary to retain independent legal counsel and such other advisors as it deems necessary to carry out its duties.

The Committee's activities will be subject to an annual performance evaluation conducted by the Board.

Processes and Duties – Financial Reporting

The Committee will:

1. Annually review and reassess the continued adequacy of this Charter and recommend any changes to the Board for approval.

2. Review with management, the Director of C&A and the independent auditor: a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of any material control deficiencies; b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial

statements, including analyses of the effects of alternative GAAP methods on the financial statements and a description of any transactions as to which management obtained Statement on Auditing Standards No. 50 letters; c) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and d) the type and presentation of information to be included in earnings press releases (paying particular attention to any use of ''pro forma'' or ''adjusted'' non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies.

3. Review with management, the Director of C&A and the independent auditor the system of internal controls utilized by the Company.

4. Review with the independent auditor and internal auditors any major changes to auditing procedures or the scope of auditing tests that were performed.

5. Review with management and the independent auditor the Company's annual audited financial statements contained in the Company's Annual Report on Form 10-K, including the Company's disclosures under ''Management's Discussion and Analysis of Financial Condition and Results of Operations'', prior to the filing of such Form with the SEC. The Committee shall report to the Board, and to the shareholders in the Company's proxy statement prepared for its annual meeting, whether, based on such reviews and discussions, it recommends to the Board that the most recent year's audited financial statements be included in the Company's Annual Report on Form 10-K for such year to be filed with the SEC.

6. Annually review with the independent auditor all exceptions to the Company's accounting practices raised by such auditor that were not accepted by management, and all unrecorded proposed audit adjustments to the Company's financial statements, whether such auditor decided to pass on any such exception or adjustment and, if so, the reasons therefor.

7. Obtain from the independent auditor advice as to whether, during the course of the audit, it detected any acts or activities that must be disclosed pursuant to Section 10A of the Securities Exchange Act of 1934 (related to the detection of illegal acts and resulting reporting obligations).

8. Review with management and the independent auditor the Company's quarterly financial statements contained in each of the Company's Quarterly Reports on Form 10-Q, including the Company's disclosures under ''Management's Discussion and Analysis of Financial Condition and Results of Operations'', prior to the filing of such Form with the SEC.

9. Discuss guidelines and policies which govern the process by which the Company assesses and manages its exposure to risk. The Committee will meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to identify, monitor, assess and control such exposures.

10. Establish procedures for the receipt, retention and treatment of complaints or correspondence received by the Company regarding accounting, internal accounting controls, financial reporting or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

Processes and Duties – Legal and Regulatory Compliance

The Committee will:

1. Adopt and administer a code of ethics for senior financial officers, which shall be applicable to the Company's Chief Financial Officer, Chief Accounting Officer and any other persons performing similar functions.

2. Annually review and assess with the Chief Financial Officer, Chief Accounting Officer and Chief Legal Officer the processes for monitoring and maintaining compliance with NYSE, SEC and state insurance department requirements.

Oversight of Internal and External Auditors

The Committee will:

1. Be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged by the Company (including resolution of any disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and each such registered public accounting firm shall report directly to the Committee.

2. At least annually, the Committee will evaluate the qualifications, independence and performance of the independent auditor, including the lead partner on the engagement, and present its conclusions with respect to the independent auditor to the Board.

3. Approve the fees to be paid to the independent auditor for the financial audit and the terms of the audit engagement.

4. Have sole authority to approve the engagement of the independent auditor to provide any non-audit services and will consider whether the provision of consulting or other non-audit services by the independent auditor is compatible with maintaining the auditor's independence and is permitted by law. The Committee will approve (or disapprove) the retention of the independent auditor to provide consulting or other non-audit services and approve the fee for such services prior to commencement thereof. The Committee may delegate these responsibilities to one or more of its members to the extent permitted by law.

5. Receive, at least annually, written reports from the independent auditor regarding the auditor's independence required by Independence Standards Board Standard No. 1. The Committee will actively engage in a dialogue with the independent auditor with respect to all disclosed relationships and services that may impact the objectivity and independence of the independent auditor and report its conclusions to the Board.

6. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

7. Review with the independent auditor any problems or difficulties the auditor encountered in the conduct of the audit, including any restrictions on the scope of the independent auditor's activities or on access to required information and any disagreements with management. The Committee will review any management letter provided by the auditor and the Company's response to that letter. The review should also include a discussion of the responsibilities, budget and staffing of the internal audit department.

8. Review all internal audit reports to management which identify or discuss material issues regarding the integrity of the Company's financial statements, internal controls or accounting policies together with management's response.

9. Review the budget, responsibilities and staffing of the Control & Analysis department.

10. Set clear hiring policies for employees or former employees of the independent auditors.

11. At least annually, obtain and review a report by the independent auditor describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the Company.

Funding

The Company shall provide the Committee with appropriate funding, as determined by the Committee, for payment of:

1. compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

2. compensation to any advisers employed by the Committee; and

3. ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Effective Date

This Charter shall be effective as of January 1, 2004 and shall remain in effect thereafter until modified, amended or terminated by the Board.

2003 Annual Report to Shareholders

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders, The Progressive Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Progressive Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Cleveland, Ohio
January 21, 2004

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,	(millions – except per share amounts)		
	2003	2002	2001
REVENUES			
Net premiums earned	$11,341.0	$8,883.5	$7,161.8
Investment income	465.3	455.2	413.6
Net realized gains (losses) on securities	12.7	(78.6)	(111.9)
Service revenues	41.8	34.3	24.7
Other income[1]	31.2	—	—
Total revenues	11,892.0	9,294.4	7,488.2
EXPENSES			
Losses and loss adjustment expenses	7,640.4	6,299.1	5,264.1
Policy acquisition costs	1,249.1	1,031.6	864.9
Other underwriting expenses	1,010.1	874.2	686.9
Investment expenses	11.5	11.5	12.7
Service expenses	25.7	22.0	19.8
Interest expense	95.5	74.6	52.2
Total expenses	10,032.3	8,313.0	6,900.6
NET INCOME			
Income before income taxes	1,859.7	981.4	587.6
Provision for income taxes	604.3	314.1	176.2
Net income	$ 1,255.4	$ 667.3	$ 411.4
COMPUTATION OF EARNINGS PER SHARE			
Basic:			
Average shares outstanding	216.8	219.0	221.0
Per share	$ 5.79	$ 3.05	$ 1.86
Diluted:			
Average shares outstanding	216.8	219.0	221.0
Net effect of dilutive stock-based compensation	3.7	4.2	4.2
Total equivalent shares	220.5	223.2	225.2
Per share	$ 5.69	$ 2.99	$ 1.83

[1]See *Note 3 – Income Taxes* for discussion.

All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

See notes to consolidated financial statements.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31,	2003	(millions) 2002
ASSETS		
Investments:		
Available-for-sale:		
Fixed maturities, at market (amortized cost: $8,899.0 and $7,409.4)	$ 9,133.4	$ 7,712.5
Equity securities, at market:		
Preferred stocks (cost: $751.3 and $631.9)	778.8	656.7
Common equities (cost: $1,590.6 and $1,425.3)	1,972.1	1,347.3
Short-term investments, at amortized cost (market: $648.0 and $567.8)	648.0	567.8
Total investments	12,532.3	10,284.3
Cash	12.1	16.9
Accrued investment income	97.4	77.9
Premiums receivable, net of allowance for doubtful accounts of $66.8 and $54.6	2,079.6	1,742.8
Reinsurance recoverables, including $41.4 and $34.8 on paid losses	271.3	215.7
Prepaid reinsurance premiums	114.7	96.7
Deferred acquisition costs	412.3	363.5
Income taxes	81.6	219.2
Property and equipment, net of accumulated depreciation of $476.4 and $392.4	584.7	503.1
Other assets	95.5	44.3
Total assets	$16,281.5	$13,564.4
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unearned premiums	$ 3,894.7	$ 3,304.3
Loss and loss adjustment expense reserves	4,576.3	3,813.0
Accounts payable, accrued expenses and other liabilities	1,290.1	1,190.1
Debt	1,489.8	1,489.0
Total liabilities	11,250.9	9,796.4
Shareholders' equity:		
Common Shares, $1.00 par value (authorized 300.0, issued 230.1, including treasury shares of 13.7 and 12.1)	216.4	218.0
Paid-in capital	688.3	584.7
Unamortized restricted stock	(28.9)	—
Accumulated other comprehensive income (loss):		
Net unrealized appreciation on investment securities	418.2	162.4
Net unrealized gains on forecasted transactions	10.7	11.7
Foreign currency translation adjustment	(3.9)	(4.8)
Retained earnings	3,729.8	2,796.0
Total shareholders' equity	5,030.6	3,768.0
Total liabilities and shareholders' equity	$16,281.5	$13,564.4

See notes to consolidated financial statements.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | (millions – except per share amounts) | | | | | |
For the years ended December 31,	2003		2002		2001	
RETAINED EARNINGS						
Balance, Beginning of year	$2,796.0		$2,497.4		$2,220.4	
Net income	1,255.4	$1,255.4	667.3	$667.3	411.4	$411.4
Cash dividends on Common Shares ($.100, $.096 and $.093 per share, split effected)	(21.7)		(21.1)		(20.6)	
Treasury shares purchased	(297.5)		(200.7)		(112.5)	
Capitalization of stock split	—		(147.0)		—	
Other, net	(2.4)		.1		(1.3)	
Balance, End of year	$3,729.8		$2,796.0		$2,497.4	
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX						
Balance, Beginning of year	$ 169.3		$ 125.9		$ 64.7	
Changes in:						
Unrealized appreciation		255.8		40.9		52.0
Net unrealized gains on forecasted transactions		(1.0)		2.5		9.2
Foreign currency translation adjustment		.9		—		—
Other comprehensive income	255.7	255.7	43.4	43.4	61.2	61.2
Balance, End of year	$ 425.0		$ 169.3		$ 125.9	
Comprehensive Income		$1,511.1		$710.7		$472.6
COMMON SHARES, $1.00 PAR VALUE						
Balance, Beginning of year	$ 218.0		$ 73.4		$ 73.5	
Stock options exercised	2.8		1.2		.8	
Treasury shares purchased[1]	(5.0)		(3.6)		(.9)	
Restricted stock issued, net of forfeitures	.6		—		—	
Capitalization of stock split	—		147.0		—	
Balance, End of year	$ 216.4		$ 218.0		$ 73.4	
PAID-IN CAPITAL						
Balance, Beginning of year	$ 584.7		$ 554.0		$ 511.2	
Stock options exercised	47.2		21.4		25.2	
Tax benefits on stock options exercised	44.0		19.3		24.4	
Treasury shares purchased	(14.3)		(10.0)		(6.8)	
Restricted stock issued, net of forfeitures	26.7		—		—	
Balance, End of year	$ 688.3		$ 584.7		$ 554.0	
UNAMORTIZED RESTRICTED STOCK						
Balance, Beginning of year	$ —		$ —		$ —	
Restricted stock issued, net of forfeitures	(37.3)		—		—	
Restricted stock market value adjustment	(2.6)		—		—	
Amortization of restricted stock	11.0		—		—	
Balance, End of year	$ (28.9)		$ —		$ —	
Total Shareholders' Equity	$5,030.6		$3,768.0		$3,250.7	

[1]The Company did not split treasury shares. In 2002, the Company repurchased 136,182 Common Shares prior to the stock split and 3,471,916 Common Shares subsequent to the stock split.

There are 20.0 million Serial Preferred Shares authorized; no such shares are issued or outstanding.

There are 5.0 million Voting Preference Shares authorized; no such shares have been issued.

See notes to consolidated financial statements.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2003	2002	(millions) 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 1,255.4	$ 667.3	$ 411.4
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	89.3	83.9	81.0
Amortization of restricted stock	11.0	—	—
Net realized (gains) losses on securities	(12.7)	78.6	111.9
Changes in:			
Unearned premiums	590.4	587.6	80.2
Loss and loss adjustment expense reserves	763.3	575.0	251.6
Accounts payable, accrued expenses and other liabilities	124.5	256.6	103.4
Prepaid reinsurance premiums	(18.0)	(19.1)	18.1
Reinsurance recoverables	(55.6)	(14.2)	36.2
Premiums receivable	(336.8)	(245.7)	69.9
Deferred acquisition costs	(48.8)	(46.9)	(6.7)
Income taxes	(.1)	(65.1)	30.2
Tax benefits from exercise of stock options	44.0	19.3	24.4
Other, net	31.0	34.7	23.0
Net cash provided by operating activities	2,436.9	1,912.0	1,234.6
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases:			
Available-for-sale: fixed maturities	(9,491.6)	(7,924.9)	(4,935.2)
equity securities	(771.2)	(680.7)	(1,696.0)
Sales:			
Available-for-sale: fixed maturities	7,189.3	5,823.3	3,335.5
equity securities	337.8	412.0	1,436.3
Maturities, paydowns, calls and other:			
Available-for-sale: fixed maturities	779.2	594.0	451.9
equity securities	91.7	—	135.9
Net purchases of short-term investments	(80.2)	(340.4)	(40.6)
Net unsettled security transactions	(37.1)	115.3	(95.3)
Purchases of property and equipment	(171.1)	(89.9)	(74.9)
Net cash used in investing activities	(2,153.2)	(2,091.3)	(1,482.4)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from exercise of stock options	50.0	22.6	26.0
Proceeds from debt	—	398.6	365.4
Payments of debt	—	(.8)	(.5)
Dividends paid to shareholders	(21.7)	(21.1)	(20.6)
Acquisition of treasury shares	(316.8)	(214.3)	(120.2)
Net cash provided by (used in) financing activities	(288.5)	185.0	250.1
Increase (decrease) in cash	(4.8)	5.7	2.3
Cash, Beginning of year	16.9	11.2	8.9
Cash, End of year	$ 12.1	$ 16.9	$ 11.2

See notes to consolidated financial statements.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

- 1 - REPORTING AND ACCOUNTING POLICIES

NATURE OF OPERATIONS The Progressive Corporation, an insurance holding company formed in 1965, owns 68 subsidiaries and has 1 mutual insurance company affiliate and 1 reciprocal insurance company affiliate (the Company) as of December 31, 2003. The insurance subsidiaries and affiliates provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States. The Company's Personal Lines segment writes insurance for private passenger automobiles and recreation vehicles through both an independent agency channel and a direct channel. The Company's Commercial Auto segment writes insurance for automobiles and trucks owned by small businesses primarily through the independent agency channel.

BASIS OF CONSOLIDATION AND REPORTING The accompanying consolidated financial statements include the accounts of The Progressive Corporation, its subsidiaries and affiliates. All of the subsidiaries and the affiliates are wholly owned or controlled. All intercompany accounts and transactions are eliminated in consolidation.

ESTIMATES The Company is required to make estimates and assumptions when preparing its financial statements and accompanying notes in conformity with accounting principles generally accepted in the United States of America (GAAP). Actual results could differ from those estimates.

INVESTMENTS Available-for-sale: fixed maturity securities are debt securities, which may have fixed or variable principal payment schedules, may be held for indefinite periods of time, and may be used as a part of the Company's asset/liability strategy or sold in response to changes in interest rates, anticipated prepayments, risk/reward characteristics, liquidity needs or similar economic factors. These securities are carried at market value with the corresponding unrealized appreciation or depreciation, net of deferred income taxes, reported in accumulated other comprehensive income. Market values are obtained from a recognized pricing service or other quoted sources. The asset-backed portfolio is accounted for under the retrospective method; prepayment assumptions are based on market expectations. For interest only and non-investment-grade asset-backed securities, the prospective method is used in accordance with the guidance prescribed by Emerging Issues Task Force Issue (EITF) 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interest in Securitized Financial Assets."

Available-for-sale: equity securities include common equities and nonredeemable preferred stocks and are reported at quoted market values. Changes in the market values of these securities, net of deferred income taxes, are reflected as unrealized appreciation or depreciation in accumulated other comprehensive income. Changes in value of foreign equities due to foreign currency exchange rates are limited by foreign currency hedges; unhedged amounts are not material and changes in value are recognized in income in the current period. The Company held no foreign equities or foreign currency hedges during 2003 or 2002.

Trading securities are securities bought principally for the purpose of sale in the near term and, when not material to the Company's financial position, cash flows or results of operations, are reported at market value within the available-for-sale portfolio. The Company had no trading securities at December 31, 2003; derivatives used for trading are discussed below. In prior years, the net activity in trading securities was not material to the Company's financial position or cash flows; the effect on results of operations is separately disclosed in *Note 2 - Investments*. To the extent the Company has trading securities, changes in market value would be recognized in income in the current period.

Derivative instruments may include futures, options, forward positions, foreign currency forwards and interest rate swap agreements and may be used in the portfolio for risk management or trading purposes or to hedge the exposure to: changes in fair value of an asset or liability (fair value hedge); foreign currency of an investment in a foreign operation (foreign currency hedge); or variable cash flows of a forecasted transaction (cash flow hedge). These derivative instruments would be recognized as either assets or liabilities and measured at fair value with changes in fair value recognized in income in the period of change. Changes in the fair value of the hedged items would be recognized in income while the hedge was in effect.

At December 31, 2003, the Company held two derivatives classified as trading securities. The Company sold default protection related to two issuers, using credit default swaps and matched the notional value of these positions with Treasury notes with an equivalent principal value and maturity to replicate a cash bond position. Changes in the fair value of the credit default swaps and the Treasury notes are recognized in income in the current period.

During 2003, the Company held no derivatives classified as cash flow hedges. Changes in fair value of these hedges are reported as a component of accumulated other comprehensive income and subsequently amortized into earnings over the life of the hedged transaction. Gains and losses on hedges on forecasted transactions are amortized over the life of the hedged item (see *Note 4 – Debt*). Hedges on forecasted transactions that no longer qualify for hedge accounting due to lack of correlation are considered derivatives used for risk management purposes.

During 2003, the Company had no fair value or foreign currency hedges or derivative instruments held or issued for risk management purposes. To the extent the Company held fair value hedges, changes in the hedge, along with the hedged items would be recognized in income in the period of change while the hedge was in effect. Gains and losses on foreign currency hedges would offset the foreign exchange gains and losses on the foreign investments. Derivatives held or issued for risk management purposes would be recognized in income during the period of change.

Derivatives designated as hedges would also be evaluated on established criteria to determine the effectiveness of their correlation to, and ability to reduce risk of, specific securities or transactions; effectiveness would be reassessed regularly. If the effectiveness of a fair value hedge becomes non-compliant, the adjustment in the change in value of the hedged item would no longer be recognized in income during the current period.

For all derivative positions, net cash requirements are limited to changes in market values, which may vary based upon changes in interest rates, currency exchange rates and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk.

Short-term investments include Eurodollar deposits, commercial paper and other securities maturing within one year and are reported at amortized cost, which approximates market.

Investment securities are exposed to various risks such as interest rate, market and credit risk. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect portfolio value in the near term. The Company continually monitors its portfolio for pricing changes, which might indicate potential impairments and performs detailed reviews of securities with unrealized losses based on predetermined criteria. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines. When a security in the Company's investment portfolio has an unrealized loss in market value that is deemed to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. Any future increases in the market value of securities written down are reflected as changes in unrealized gains as part of accumulated other comprehensive income within shareholders' equity.

Realized gains and losses on securities are computed based on the first-in first-out method and include write-downs on available-for-sale securities considered to have other than temporary declines in market value.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using accelerated methods for computers and the straight-line method for all other fixed assets. The useful lives range from 3 to 4 years for computers, 10 to 40 years for buildings and improvements, and 5 to 6 years for all other property and equipment. Property and equipment includes software capitalized for internal use. At December 31, 2003 and 2002, land and buildings comprised 75% and 73%, respectively, of total property and equipment.

Total interest capitalized was $1.5 million, $.5 million and $1.2 million in 2003, 2002 and 2001, respectively, relating to both the Company's construction projects and capitalized computer software costs.

INSURANCE PREMIUMS AND RECEIVABLES Insurance premiums written are earned on a pro rata basis over the period of risk, using a mid-month convention. Insurance premiums written in 2004 and forward will be earned based on a daily earnings convention. The Company provides insurance and related services to individuals and small commercial accounts throughout the United States, and offers a variety of payment plans. Generally, premiums are collected prior to providing risk coverage, minimizing the Company's exposure to credit risk. The Company performs a policy level evaluation to determine the extent the premiums receivable balance exceeds its unearned premiums balance. The Company then ages this exposure to establish an allowance for doubtful accounts based on prior experience.

INCOME TAXES The income tax provision is calculated under the balance sheet approach in accordance with Statement of Financial Accounting Standards (SFAS) 109 "Accounting for Income Taxes." Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are net unrealized gains/losses on securities, loss reserves, unearned premiums reserves, deferred acquisition costs and non-deductible accruals. The Company reviews its deferred tax assets for recoverability. At December 31, 2003, the Company is able to demonstrate that the benefit of its deferred tax assets is fully realizable and, therefore, no valuation allowance is recorded.

LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES Loss reserves represent the estimated liability on claims reported to the Company, plus reserves for losses incurred but not yet reported (IBNR). These estimates are reported net of amounts recoverable from salvage and subrogation. Loss adjustment expense reserves represent the estimated expenses required to settle these claims and losses. The methods of making estimates and establishing these reserves are reviewed regularly, and resulting adjustments are reflected in income currently. Such loss and loss adjustment expense reserves could be susceptible to significant change in the near term.

REINSURANCE The Company's reinsurance transactions include premiums written under state-mandated involuntary plans for commercial vehicles (Commercial Auto Insurance Procedures–CAIP), for which the Company retains no loss indemnity risk (see *Note 6 – Reinsurance* for further discussion). In addition, the Company cedes auto premiums to state-provided reinsurance facilities and premiums in its non-auto programs to limit its exposure in those particular markets. Prepaid reinsurance premiums were recognized on a pro rata basis over the period of risk, primarily using a mid-month convention and consistent with premiums written. Beginning in 2004, prepaid reinsurance premiums will be earned based on a daily earnings convention. Because the Company's primary line of business, auto insurance, is written at relatively low limits of liability, the Company does not believe that it needs to mitigate its risk through voluntary reinsurance.

EARNINGS PER SHARE Basic earnings per share are computed using the weighted average number of Common Shares outstanding. Diluted earnings per share include common stock equivalents assumed outstanding during the period. The Company's common stock equivalents include stock options and qualified restricted stock awards.

DEFERRED ACQUISITION COSTS Deferred acquisition costs include commissions, premium taxes and other variable underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and amortized over the policy period in which the related premiums are earned. The Company considers anticipated investment income in determining the recoverability of these costs. Management believes that these costs will be fully recoverable in the near term. The Company does not defer advertising costs.

GUARANTY FUND ASSESSMENTS The Company is subject to state guaranty fund assessments which provide for the payment of covered claims or other insurance obligations of insurance companies deemed insolvent. These assessments are accrued after a formal determination of insolvency has occurred and the Company has written the premiums on which the assessments will be based.

SERVICE REVENUES AND EXPENSES Service revenues consist primarily of fees generated from processing business for involuntary plans and are earned on a pro rata basis over the term of the related policies. Acquisition expenses are deferred and amortized over the period in which the related revenues are earned.

STOCK COMPENSATION The Company follows the provisions of SFAS 123 "Accounting for Stock-Based Compensation," to account for its stock compensation activity in the financial statements. Prior to January 1, 2003, the Company followed the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock option activity.

The change to the fair value method of accounting was applied prospectively to all non-qualified stock option awards granted, modified, or settled after January 1, 2003. No stock options were granted after December 31, 2002. As a result, there is no compensation cost for stock options included in net income for 2003; however, compensation expense would have been recognized if the fair value method had been used for all awards since the original effective date of SFAS 123 (January 1, 1995). Prior to 2003, the Company granted all options currently outstanding at an exercise price equal to the market price at the date of grant and, therefore, under APB 25, no compensation expense was recorded.

Beginning in 2003, the Company began issuing restricted stock awards. Compensation expense for restricted stock awards is recognized over the vesting period. The current year expense is not representative of the effect on net income for future years since each subsequent year will reflect expense for additional awards.

The following table is presented in accordance with SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" and shows the effects on net income and earnings per share had the fair value method been applied to all outstanding and unvested stock option awards for the periods presented. The Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant.

(millions, except per share amounts)	2003	2002	2001
Net income, as reported	$1,255.4	$667.3	$411.4
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(12.8)	(16.9)	(15.4)
Net income, pro forma	$1,242.6	$650.4	$396.0
Earnings per share			
Basic – as reported	$ 5.79	$ 3.05	$ 1.86
Basic – pro forma	5.73	2.97	1.79
Diluted – as reported	$ 5.69	$ 2.99	$ 1.83
Diluted – pro forma	5.65	2.92	1.76

The current year pro forma expense is not representative of the effect on net income for future years since the Company stopped issuing non-qualified stock option awards as of December 31, 2002.

SUPPLEMENTAL CASH FLOW INFORMATION Cash includes only bank demand deposits. The Company paid income taxes of $579.0 million, $392.0 million and $127.3 million in 2003, 2002 and 2001, respectively. Total interest paid was $99.0 million during 2003, $64.4 million during 2002 and $51.3 million during 2001. Non-cash activity includes the liability for deferred restricted stock compensation and the changes in net unrealized appreciation on investment securities.

The Company effected a 3-for-1 stock split in the form of a dividend to shareholders on April 22, 2002. The Company issued its Common Shares by transferring $147.0 million from retained earnings to the Common Share account. All share and per share amounts and stock prices were adjusted to give effect to the split. Treasury shares were not split.

NEW ACCOUNTING STANDARDS The accounting standards recently issued by the Financial Accounting Standards Board, Statements of Position and Practice Bulletins issued by the American Institute of Certified Public Accountants and consensus positions of the EITF, which are not reflected within this Annual Report, are currently not applicable to the Company, and therefore, would have no impact on the Company's financial condition, cash flows or results of operations.

- 2 - INVESTMENTS

The composition of the investment portfolio at December 31 was:

(millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	% of Total Portfolio
2003					
Available-for-sale:					
U.S. government obligations	$ 1,307.9	$ 7.3	$ (3.0)	$ 1,312.2	10.5%
State and local government obligations	2,841.7	94.6	(6.1)	2,930.2	23.4
Foreign government obligations	13.9	.7	—	14.6	.1
Corporate and U.S. agency debt securities	1,763.1	73.9	(3.2)	1,833.8	14.6
Asset-backed securities	2,972.4	83.4	(13.2)	3,042.6	24.3
	8,899.0	259.9	(25.5)	9,133.4	72.9
Preferred stocks	751.3	34.9	(7.4)	778.8	6.2
Common equities	1,590.6	390.3	(8.8)	1,972.1	15.7
Short-term investments	648.0	—	—	648.0	5.2
	$11,888.9	$685.1	$ (41.7)	$12,532.3	100.0%
2002					
Available-for-sale:					
U.S. government obligations	$ 1,619.6	$ 27.3	$ —	$ 1,646.9	16.0%
State and local government obligations	1,900.3	76.2	(.5)	1,976.0	19.2
Foreign government obligations	25.6	.8	—	26.4	.3
Corporate and U.S. agency debt securities	1,443.1	75.6	(5.9)	1,512.8	14.7
Asset-backed securities	2,420.8	140.1	(10.5)	2,550.4	24.8
	7,409.4	320.0	(16.9)	7,712.5	75.0
Preferred stocks	631.9	35.1	(10.3)	656.7	6.4
Common equities	1,425.3	55.3	(133.3)	1,347.3	13.1
Short-term investments	567.8	—	—	567.8	5.5
	$10,034.4	$410.4	$(160.5)	$10,284.3	100.0%

See *Note 10 – Other Comprehensive Income* for changes in the net unrealized gains (losses) during the period.

At December 31, 2003, bonds in the principal amount of $79.6 million were on deposit with various regulatory agencies to meet statutory requirements. The Company did not have any securities of one issuer with an aggregate cost or market value exceeding ten percent of total shareholders' equity at December 31, 2003 or 2002.

The components of net investment income for the years ended December 31 were:

(millions)	2003	2002	2001
Available-for-sale: fixed maturities	$369.5	$379.4	$335.0
preferred stocks	53.0	45.1	53.8
common equities	31.1	22.8	14.2
Short-term investments	11.7	7.9	10.6
Investment income	465.3	455.2	413.6
Investment expenses	11.5	11.5	12.7
Net investment income	$453.8	$443.7	$400.9

The components of net realized gains (losses) for the years ended December 31 were:

(millions)	2003	2002	2001
Gross realized gains:			
Available-for-sale: fixed maturities	$ 108.4	$ 159.4	$ 63.0
preferred stocks	7.4	12.0	4.2
common equities	19.0	35.3	119.7
Short-term investments	.1	—	.1
	134.9	206.7	187.0
Gross realized losses:			
Available-for-sale: fixed maturities	(40.5)	(85.6)	(51.9)
preferred stocks	(4.1)	(.1)	(31.0)
common equities	(77.6)	(199.6)	(216.0)
	(122.2)	(285.3)	(298.9)
Net realized gains (losses) on securities:			
Available-for-sale: fixed maturities	67.9	73.8	11.1
preferred stocks	3.3	11.9	(26.8)
common equities	(58.6)	(164.3)	(96.3)
Short-term investments	.1	—	.1
	$ 12.7	$ (78.6)	$(111.9)
Per share	$ .04	$ (.23)	$ (.32)

For 2003, 2002 and 2001, net realized gains (losses) on securities include $50.3 million, $136.5 million and $36.0 million, respectively, of write downs in securities determined to have an other than temporary decline in market value for securities held at December 31.

The components of gross unrealized losses at December 31, 2003, in accordance with EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairments," were:

	Total Market Value	Unrealized Losses		
(millions)		Total	Less than 12 Months	12 months or greater
Available-for-sale: fixed maturities	$2,004.9	$(25.5)	$(22.9)	$ (2.6)
preferred stocks	132.3	(7.4)	(2.2)	(5.2)
common equities	179.2	(8.8)	(2.2)	(6.6)
	$2,316.4	$(41.7)	$(27.3)	$(14.4)

The market value for securities in an unrealized loss position for 12 months or greater was $165.1 million.

None of these securities was deemed to have any fundamental issues that would lead the Company to believe that they were other than temporarily impaired. The Company has the intent and ability to hold the fixed-maturity securities and preferred stocks to maturity/redemption, and will do so, as long as their relative value is greater than comparable investment opportunities with similar investment risk characteristics. The Company will retain the common stocks to maintain correlation to the Russell 1000 index as long as the portfolio and index correlation remain similar. If the Company's strategy were to change and these securities were impaired, the Company would recognize a write down in accordance with its stated policy.

Trading securities are accounted for separately in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 2003 and 2002, the Company did not hold any trading securities. Derivatives used for trading purposes are discussed below. Net realized gains (losses) on trading securities for the years ended December 31, 2003, 2002 and 2001 were $.1 million, $0 and $(6.5) million, respectively. Trading securities are not material to the Company's financial condition, cash flows or results of operations and are reported within the available-for-sale portfolio, rather than separately disclosed.

The composition of fixed maturities by maturity at December 31, 2003 was:

(millions)	Cost	Market Value
Less than one year	$ 629.3	$ 643.5
One to five years	4,540.8	4,645.4
Five to ten years	3,661.2	3,774.2
Ten years or greater	67.7	70.3
	$8,899.0	$9,133.4

Asset-backed securities are reported based upon their projected cash flows. All other securities which do not have a single maturity date are reported at average maturity. Actual maturities may differ from expected maturities because the issuers of the securities may have the right to call or prepay obligations.

The Company records derivative instruments at fair value on the balance sheet, with changes in value reflected in income during the current period. This accounting treatment did not change when SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," became effective January 1, 2001; therefore, no transition adjustment was required.

Derivative instruments are generally used to manage the Company's risks and enhance the yields of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. During 2003 and 2002, the Company did not hold any open risk management derivative positions; during 2001, the Company recognized net losses of $2.7 million.

During 2002, the Company entered into a cash flow hedge in anticipation of its $400 million debt issuance, of which $150 million was originally expected to be a 10-year issuance and $250 million a 30-year issuance. The decision to issue all 30-year debt made the 10-year hedge a discontinued hedge and the loss recognized on closing the hedge of $1.5 million was realized in income in accordance with SFAS 133. The debt issuance hedges are described further in *Note 4 – Debt*.

Derivative instruments may also be used for trading purposes. At December 31, 2003, the Company held two derivative instruments used for trading purposes, with a net market value of $5.7 million. During 2003, the Company sold credit default protection related to two issuers, using credit default swaps. The Company matched the notional value of the positions with Treasury notes with an equivalent principal value and maturity to replicate a cash bond position. The net market value of the derivatives and the Treasury notes was $103.2 million as of December 31, 2003. Net gains (losses) on the position were $4.9 million in 2003, including $(.8) million on the Treasury notes. Net gains (losses) on positions were $(.1) million in 2002 and $1.9 million in 2001 and are included in the available-for-sale portfolio.

- 3 - INCOME TAXES

The components of the Company's income tax provision (benefit) were as follows:

(millions)	2003	2002	2001
Current tax provision	$543.6	$404.9	$176.6
Deferred tax (benefit) expense	60.7	(90.8)	(.4)
Total income tax provision	$604.3	$314.1	$176.2

The provision for income taxes in the accompanying consolidated statements of income differed from the statutory rate as follows:

(millions)	2003		2002		2001	
Income before income taxes	$1,859.7		$981.4		$587.6	
Tax at statutory rate	$ 650.9	35%	$343.5	35%	$205.7	35%
Tax effect of:						
Exempt interest income	(26.9)	(1)	(15.6)	(2)	(14.7)	(3)
Dividends received deduction	(16.6)	(1)	(12.9)	(1)	(12.6)	(2)
Other items, net	(3.1)	—	(.9)	—	(2.2)	—
	$ 604.3	33%	$314.1	32%	$176.2	30%

At December 31, 2003 and 2002, net income taxes payable were $15.3 million and $75.6 million, respectively.

In July 2003, the Company received notice from the Internal Revenue Service that the Joint Committee of Taxation of Congress had completed its review of a Federal income tax settlement agreed to by the Internal Revenue Service, primarily attributable to the amount of loss reserves deductible for tax purposes. As a result, the Company will receive an income tax refund of approximately $58 million, which is reflected as a tax recoverable as a component of the Company's "Income Taxes" item on the balance sheet. In addition, as of December 31, 2003, the Company estimated that it will receive $31.2 million, or $.09 per share, of interest; interest will continue to accrue thereafter until payment is received.

Deferred income taxes reflect the effect for financial statement reporting purposes of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At December 31, 2003 and 2002, the components of the net deferred tax assets were as follows:

(millions)	2003	2002
Deferred tax assets:		
Unearned premium reserve	$ 268.4	$ 230.7
Non-deductible accruals	84.5	79.2
Loss reserves	113.1	149.6
Write-downs on securities	34.7	50.7
Other	—	5.6
Deferred tax liabilities:		
Deferred acquisition costs	(144.3)	(127.2)
Unrealized gains	(225.2)	(87.5)
Hedges on forecasted transactions	(5.8)	(6.3)
Other	(28.5)	—
Net deferred tax assets	$ 96.9	$ 294.8

- 4 - DEBT

Debt at December 31 consisted of:

(millions)	2003		2002	
	Cost	Market Value	Cost	Market Value
6.60% Notes due 2004 (issued: $200.0, January 1994)	$ 200.0	$ 200.3	$ 199.8	$ 208.1
7.30% Notes due 2006 (issued: $100.0, May 1996)	99.9	110.8	99.8	110.9
6.375% Senior Notes due 2012 (issued: $350.0, December 2001)	347.5	382.6	347.2	370.4
7% Notes due 2013 (issued: $150.0, October 1993)	148.8	171.0	148.7	165.5
6 5/8% Senior Notes due 2029 (issued: $300.0, March 1999)	294.0	312.5	294.0	295.8
6.25% Senior Notes due 2032 (issued: $400.0, November 2002)	393.6	408.8	393.5	432.2
Other debt	6.0	6.0	6.0	6.0
	$1,489.8	$1,592.0	$1,489.0	$1,588.9

Debt includes amounts the Company has borrowed and contributed to the capital of its insurance subsidiaries or borrowed for other long-term purposes. Market values are obtained from publicly quoted sources. Interest on all debt is payable semiannually and all principal is due at maturity. There are no restrictive financial covenants.

The 6.25% Senior Notes, the 6.375% Senior Notes and the 6 5/8% Senior Notes (collectively, "Senior Notes") may be redeemed in whole or in part at any time, at the option of the Company, subject to a "make whole" provision. All other debt is noncallable.

Prior to issuance of the Senior Notes, the Company entered into forecasted debt issuance hedges against possible rises in interest rates. Upon issuance of the applicable debt securities, the hedges were closed. Pursuant to SFAS 133, the Company recognized, as part of accumulated other comprehensive income, a $5.1 million unrealized gain associated with the 6.25% Senior Notes and an $18.4 million unrealized gain associated with the 6.375% Senior Notes. In addition, in 2001, the Company reclassified the remaining $4.2 million unrealized loss associated with the 6 5/8% Senior Notes from a deferred asset account, in accordance with SFAS 80, "Accounting for Futures Contracts," accumulated other comprehensive income. The gain (loss) on these hedges is recognized as an adjustment to interest expense over the life of the related debt issuances.

In May 1990, the Company entered into a revolving credit arrangement with National City Bank, which is reviewed by the bank annually. Under this agreement, the Company has the right to borrow up to $10.0 million. By selecting from available credit options, the Company may elect to pay interest at rates related to the London interbank offered rate, the bank's base rate or at a money market rate. A commitment fee is payable on any unused portion of the committed amount at the rate of .125% per annum. The Company had no borrowings under this arrangement at December 31, 2003 or 2002.

Aggregate principal payments on debt outstanding at December 31, 2003, are $206.0 million for 2004, $0 for 2005, $100.0 million for 2006, $0 for 2007, $0 for 2008 and $1.2 billion thereafter.

- 5 - LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the loss and loss adjustment expense reserves, prepared in accordance with GAAP, is summarized as follows:

(millions)	2003	2002	2001
Balance at January 1	$3,813.0	$3,238.0	$2,986.4
Less reinsurance recoverables on unpaid losses	180.9	168.3	201.1
Net balance at January 1	3,632.1	3,069.7	2,785.3
Incurred related to:			
Current year	7,696.5	6,295.6	5,363.1
Prior years	(56.1)	3.5	(99.0)
Total incurred	7,640.4	6,299.1	5,264.1
Paid related to:			
Current year	5,065.4	4,135.0	3,570.4
Prior years	1,860.7	1,601.7	1,409.3
Total paid	6,926.1	5,736.7	4,979.7
Net balance at December 31	4,346.4	3,632.1	3,069.7
Plus reinsurance recoverables on unpaid losses	229.9	180.9	168.3
Balance at December 31	$4,576.3	$3,813.0	$3,238.0

The Company's objective is to establish case and IBNR reserves that are adequate to cover all loss costs, while sustaining minimal variation from the date that the reserves are initially established until losses are fully developed. The Company's reserves developed favorably in 2003 and 2001. In addition to favorable claims settlement during 2003, the Company benefited from a change in its estimate of the Company's future operating losses due to business assigned from the New York Automobile Insurance Plan.

Because the Company is primarily an insurer of motor vehicles, it has limited exposure to environmental, asbestos and general liability claims. The Company has established reserves for these exposures, in amounts which it believes to be adequate based on information currently known. The Company does not believe that these claims will have a material effect on the Company's liquidity, financial condition, cash flows or results of operations.

The Company writes personal and commercial auto insurance in the coastal states, which could be exposed to natural catastrophes. Although the occurrence of a major catastrophe could have a significant affect on the Company's monthly or quarterly results, the Company believes such an event would not be so material as to disrupt the overall normal operations of the Company. The Company is unable to predict if any such events will occur in the near term.

- 6 - REINSURANCE

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As of December 31, 2003, almost 60% of the "prepaid reinsurance premiums" and approximately 55% of the "reinsurance recoverables" are comprised of CAIP, compared to approximately 55% for both items in 2002, for which the Company retains no loss indemnity risk.

The effect of reinsurance on premiums written and earned for the years ended December 31 was as follows:

(millions)	2003		2002		2001	
	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$12,187.9	$11,597.5	$9,665.7	$9,078.1	$7,379.2	$7,299.0
Ceded	(274.5)	(256.5)	(213.8)	(194.7)	(119.2)	(137.3)
Assumed	—	—	.1	.1	.1	.1
Net premiums	$11,913.4	$11,341.0	$9,452.0	$8,883.5	$7,260.1	$7,161.8

Losses and loss adjustment expenses are net of reinsurance ceded of $185.8 million in 2003, $131.8 million in 2002 and $102.4 million in 2001.

- 7 - STATUTORY FINANCIAL INFORMATION

At December 31, 2003, $492.7 million of consolidated statutory policyholders' surplus represents net admitted assets of the Company's insurance subsidiaries and affiliates that are required to meet minimum statutory surplus requirements in such entities' states of domicile. The companies may be licensed in states other than their states of domicile, which may have higher minimum statutory surplus requirements. Generally, the net admitted assets of insurance companies that, subject to other applicable insurance laws and regulations, are available for transfer to the parent company cannot include the net admitted assets required to meet the minimum statutory surplus requirements of the states where the companies are licensed.

During 2003, the insurance subsidiaries paid aggregate cash dividends of $516.2 million to the parent company. Based on the dividend laws currently in effect, the insurance subsidiaries may pay aggregate dividends of $967.2 million in 2004 without prior approval from regulatory authorities.

Statutory policyholders' surplus was $4,538.3 million and $3,370.2 million at December 31, 2003 and 2002, respectively. Statutory net income was $1,260.5 million, $557.4 million and $469.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

- 8 - EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS The Company has a two-tiered Retirement Security Program. The first tier is a defined contribution pension plan covering all employees who meet requirements as to age and length of service. Contributions vary from 1% to 5% of annual eligible compensation up to the Social Security wage base, based on years of eligible service. Company contributions were $15.4 million in 2003, $13.0 million in 2002 and $10.7 million in 2001.

The second tier is a long-term savings plan under which the Company matches, up to a maximum of 3% of the employee's eligible compensation, amounts contributed to the plan by an employee. Effective April 1, 2002, Company matching contributions may be invested by a participant in any of the investment funds available under the plan. Previously, such matching contributions were required to be invested in the Company stock fund until fully vested. Company matching contributions were $19.9 million in 2003, $16.9 million in 2002 and $14.4 million in 2001.

POSTEMPLOYMENT BENEFITS The Company provides various postemployment benefits to former or inactive employees who meet eligibility requirements, their beneficiaries and covered dependents. Postemployment benefits include salary continuation and disability-related benefits, including workers' compensation, and, if elected, continuation of health-care benefits. The Company's liability was $12.3 million at December 31, 2003, compared to $10.0 million in 2002.

POSTRETIREMENT BENEFITS The Company provides postretirement health and life insurance benefits to all employees who met requirements as to age and length of service at December 31, 1988. This group of employees represents less than one-half of one percent of the Company's current workforce. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future.

DEFERRED COMPENSATION The Company maintains The Progressive Corporation Executive Deferred Compensation Plan (Deferral Plan), which permits eligible executives to defer receipt of some or all of their annual bonuses or restricted stock awards. These deferred amounts are deemed invested in one or more investment funds, including Common Shares of the Company, offered under the Deferral Plan. All distributions from the Deferral Plan will be made in cash. Prior to January 2004, distributions representing amounts deemed invested in Common Shares were made in Common Shares. The Company reserved 900,000 Common Shares for issuance under the Deferral Plan. Included in the Company's balance sheets is an irrevocable grantor trust established to provide a source of funds to assist the Company in meeting its liabilities under the Deferral Plan. At December 31, 2003 and 2002, the trust held assets of $41.3 million and $23.6 million, respectively, of which $7.1 million and $5.2 million were held in Common Shares, to cover its liabilities.

INCENTIVE COMPENSATION PLANS The Company's incentive compensation plans include executive cash bonus programs for key members of management, a cash gainsharing program for all other employees and other stock-based compensation plans for key members of management and the non-employee directors. The amounts charged to income for cash incentive compensation plans were $233.5 million in 2003, $169.4 million in 2002 and $128.3 million in 2001. The amount charged to income for time-based and performance-based restricted stock awards was $11.0 million in 2003.

The Company's 2003 Incentive Plan and the Company's 1995 Incentive Plan, which provide for the granting of stock-based awards, including stock options and restricted stock awards, to key employees of the Company, has 5 million and 15 million shares authorized, respectively. The 1989 Incentive Plan has expired; however, awards made under the plan prior to expiration are still in effect.

Beginning in 2003, the Company began issuing restricted stock awards in lieu of stock options. The restricted stock awards were issued as either time-based or performance-based awards. The time-based awards vest in equal installments upon the lapse of a period of time, typically over 3, 4 and 5 year periods. The restriction period must be a minimum of six months and one day. The performance-based awards vest upon the achievement of predetermined performance criteria. The restricted stock awards are expensed pro rata over the vesting period based on the market value of the non-deferred awards at the time of grant, while the deferred awards are based on the current market value at the end of the reporting period.

Prior to 2003, the Company issued nonqualified stock options, which were granted for periods up to ten years, become exercisable at various dates not earlier than six months after the date of grant, and remain exercisable for specified periods thereafter. All options granted had an exercise price equal to the market value of the Common Shares on the date of grant. All option exercises are settled in Common Shares.

A summary of all employee restricted stock activity during the year ended December 31, 2003, follows:

	2003	
Restricted Shares	**Number of Shares**	**Weighted Average Grant Price**
Beginning of year	—	—
Add (deduct):		
Granted	553,290	$65.81
Vested	(655)	65.55
Cancelled	(2,987)	65.55
End of year	549,648	$65.81

A summary of all employee stock option activity during the years ended December 31 follows:

	2003		2002		2001	
Options Outstanding	**Number of Shares**	**Weighted Average Exercise Price**	**Number of Shares**	**Weighted Average Exercise Price**	**Number of Shares**	**Weighted Average Exercise Price**
Beginning of year	11,947,271	$27.44	12,682,380	$23.81	13,576,176	$20.53
Add (deduct):						
Granted	—	—	1,194,192	52.17	2,012,082	30.89
Exercised	(2,826,420)	17.47	(1,464,862)	15.11	(2,437,755)	10.47
Cancelled	(395,814)	32.66	(464,439)	30.81	(468,123)	28.58
End of year	8,725,037	$30.43	11,947,271	$27.44	12,682,380	$23.81
Exercisable, end of year	3,749,453	$25.49	4,542,722	$17.19	4,206,609	$13.19
Available, end of year[1]	11,825,903		6,988,479		7,739,682	

[1] Represents total shares available under both the 1995 and 2003 Incentive Plans, after the granting of stock options and restricted stock awards.

The following employee stock options were outstanding or exercisable as of December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number of Shares**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Number of Shares**	**Weighted Average Exercise Price**
$10<15	298,700	1.00 year	$12.74	298,700	$12.74
15<20	2,899,812	4.82 years	18.20	1,415,373	17.13
20<30	1,004,239	3.43 years	23.12	880,246	22.86
30<40	1,811,047	6.92 years	30.81	268,595	31.13
40<50	1,574,415	4.64 years	44.83	696,285	41.81
50<60	1,136,824	7.98 years	52.21	190,254	52.11
$10<60	8,725,037			3,749,453	

In addition to the employee incentive plans disclosed above, the Company registered 350,000 Common Shares for the 2003 Directors Equity Incentive Plan, which provides for the granting of equity-based incentive awards to non-employee directors of the Company, and 600,000 Common Shares under the 1998 Directors' Stock Option Plan. During 2003, the Company granted 16,102 time-based restricted stock awards, which vest within one year from the date of grant. During 2002 and 2001, the Company granted options for 23,571 shares and 38,853 shares, respectively, to the non-employee directors. These awards have the same vesting, exercise and contract terms as the employee stock option awards. As of December 31, 2003, 2002 and 2001, the directors stock options outstanding and exercisable were 311,061 shares, 343,044 shares and 385,473 shares, respectively.

Under SFAS 123, the Company uses the modified Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant, including 62,424 options awarded to the non-employee directors during 2002 and 2001, using the following assumptions:

	2002	2001
Option Term	6 years	6 years
Annualized Volatility Rate	39.5%	37.7%
Risk-Free Rate of Return	4.66%	5.24%
Dividend Yield	.25%	.30%
Black-Scholes Value	44.6%	44.5%

The Company elected to account for terminations when they occur rather than include an attrition factor into its model.

In 2002 and 2001, the Company granted options to certain senior managers, which in addition to having a fixed vesting date, contain a provision for accelerated vesting based on achieving predetermined objectives. To calculate the fair value of these options awarded, the Company used an eight-year option term, based on the exercise pattern of this group of employees, as well as the other assumptions listed above. These assumptions produced a Black-Scholes value of 51.5% and 51.1% for 2002 and 2001, respectively.

- 9 - SEGMENT INFORMATION

The Company writes personal automobile and other specialty property-casualty insurance and provides related services throughout the United States. The Company's Personal Lines segment writes insurance for private passenger automobiles and recreation vehicles, and is generated either by an agency or written directly by the Company. The Personal Lines-Agency channel includes business written by the Company's network of more than 30,000 independent insurance agencies, brokers and strategic alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). The Personal Lines-Direct channel includes business written through 1-800-PROGRESSIVE, online at progressive.com and on behalf of affinity groups. The Personal Lines segment, which includes both the Agency and Direct channels, are managed at a local level and structured into six regions per channel. Each region has a business leader and a product team, with local product managers at the state level.

The Company's Commercial Auto segment writes primary liability, physical damage and other auto-related insurance for automobiles and trucks owned by small businesses. During 2002, the Company began separately reporting the Commercial Auto business from its other businesses and restated all prior periods discussed in this report.

The Company's other businesses primarily include directors' and officers' liability insurance and providing insurance-related services, primarily processing CAIP business. The other businesses are also managing the wind-down of the Company's lender's collateral protection program.

All revenues are generated from external customers and the Company does not have a reliance on any major customer.

The Company evaluates segment profitability based on pretax underwriting and service profit (loss). Expense allocations are based on certain assumptions and estimates; stated segment operating results would change if different methods were applied. The Company does not allocate assets, investment income, interest expense or income taxes to operating segments. In addition, the Company does not separately identify depreciation and amortization expense by segment and such disclosure would be impracticable. Companywide depreciation and amortization expense was $89.3 million in 2003, $83.9 million in 2002 and $81.0 million in 2001. The accounting policies of the operating segments are the same as those described in *Note 1 – Reporting and Accounting Policies.*

Following are the operating results for the years ended December 31:

(millions)	2003 Revenues	2003 Pretax Profit (Loss)	2002 Revenues	2002 Pretax Profit (Loss)	2001 Revenues	2001 Pretax Profit (Loss)
Personal Lines – Agency	$ 6,948.0	$ 836.0	$5,542.7	$388.0	$4,706.8	$251.2
Personal Lines – Direct	3,103.0	383.0	2,365.1	203.8	1,787.0	40.9
Total Personal Lines[1]	10,051.0	1,219.0	7,907.8	591.8	6,493.8	292.1
Commercial Auto Business	1,226.7	214.2	880.0	80.0	552.3	45.7
Other businesses[2]	136.3	55.5	130.0	19.1	140.4	13.0
Investments[3]	478.0	466.5	376.6	365.1	301.7	289.0
Interest expense	—	(95.5)	—	(74.6)	—	(52.2)
	$11,892.0	$1,859.7	$9,294.4	$981.4	$7,488.2	$587.6

[1]Personal automobile insurance accounted for 93% of the total Personal Lines segment net premiums written in 2003, 2002 and 2001.

[2]For 2003, both revenues and pretax profit include $31.2 million of estimated interest income related to an income tax refund the Company will receive. See *Note 3 – Income Taxes* for further discussion.

[3]Revenues represent recurring investment income and net realized gains (losses) on securities; pretax profit is net of investment expenses.

- 10 - OTHER COMPREHENSIVE INCOME

The components of other comprehensive income for the years ended December 31 were as follows:

(millions)	2003 Pretax	2003 Tax (Provision) Benefit	2003 After Tax	2002 Pretax	2002 Tax (Provision) Benefit	2002 After Tax
Unrealized gains (losses) arising during period:						
Available-for-sale:						
fixed maturities	$ 2.8	$ (.9)	$ 1.9	$ 240.9	$(84.3)	$156.6
equity securities	431.6	(151.1)	280.5	(137.8)	48.2	(89.6)
Reclassification adjustment:[1]						
Available-for-sale:						
fixed maturities	(71.5)	25.0	(46.5)	(13.8)	4.7	(9.1)
equity securities	30.6	(10.7)	19.9	(26.2)	9.2	(17.0)
Net unrealized gains (losses)	393.5	(137.7)	255.8	63.1	(22.2)	40.9
Net unrealized gains on forecasted transactions[2]	(1.5)	.5	(1.0)	3.8	(1.3)	2.5
Foreign currency translation adjustment[3]	.9	—	.9	—	—	—
Other comprehensive income	$392.9	$(137.2)	$255.7	$ 66.9	$(23.5)	$ 43.4

[Additional columns below]

[Continued from above table, first column(s) repeated]

(millions)	2001 Pretax	2001 Tax (Provision) Benefit	2001 After Tax
Unrealized gains (losses) arising during period:			
Available-for-sale:			
fixed maturities	$17.0	$ (5.9)	$11.1
equity securities	40.9	(14.3)	26.6
Reclassification adjustment:[1]			
Available-for-sale:			
fixed maturities	16.7	(5.8)	10.9
equity securities	5.2	(1.8)	3.4
Net unrealized gains (losses)	79.8	(27.8)	52.0
Net unrealized gains on forecasted transactions[2]	14.2	(5.0)	9.2
Foreign currency translation adjustment[3]	—	—	—
Other comprehensive income	$94.0	$(32.8)	$61.2

[1]Represents adjustments for gains (losses) realized in net income for securities held in the portfolio at December 31 of the preceding year.

[2]Entered into for the purpose of managing interest rate risk associated with debt issuances. See *Note 4 – Debt*. The Company expects to reclassify $1.6 million into income within the next 12 months.

[3]Foreign currency translation adjustments have no tax effect.

-11- LITIGATION

The Company is named as defendant in various lawsuits arising out of its insurance operations. All legal actions relating to claims made under insurance policies are considered by the Company in establishing its loss and loss adjustment expense reserves.

In addition, the Company is named as defendant in a number of class action or individual lawsuits. Other insurance companies face many of these same issues. The lawsuits discussed below are in various stages of development. The Company plans to contest these suits vigorously, but may pursue settlement negotiations in appropriate cases. The outcomes of these cases are uncertain at this time. In accordance with GAAP, the Company is only permitted to establish loss reserves for lawsuits when it is probable that a loss has been incurred and the Company can reasonably estimate its potential exposure (referred to as a loss that is both "probable and estimable" in the discussion below). As to lawsuits that do not satisfy both parts of this GAAP standard, the Company has not established reserves at this time. However, in the event that any one or more of these cases results in a judgment against or settlement by the Company, the resulting liability could have a material impact on the Company's financial condition, cash flows and results of operations.

As required by the GAAP standard, the Company has established loss reserves for lawsuits as to which the Company has determined that a loss is both probable and estimable. Certain of these cases are mentioned in the discussion below. Based on currently available information, the Company believes that its reserves for these lawsuits are reasonable and that the amounts reserved did not have a material impact on the Company's financial condition or results of operations. However, if any one or more of these cases results in a judgment against or settlement by the Company for an amount that is significantly greater than the amount so reserved, the resulting liability could have a material impact on the Company's financial condition, cash flows and results of operations.

There are currently three putative class action lawsuits challenging the Company's use of certain automated database vendors to assist in the adjustment of bodily injury claims. Plaintiffs allege that these databases systematically undervalue the claims. The Company does not consider a loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

There are currently five putative class action lawsuits challenging the Company's installment fee programs. The Company has successfully defended similar cases in the past and does not consider a loss to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

There are currently four putative class action lawsuits challenging the Company's practice of specifying aftermarket (non-original equipment manufacturer) replacement parts in the repair of insured or claimant vehicles. Plaintiffs in these cases generally allege that aftermarket parts are inferior to replacement parts manufactured by the vehicle's original manufacturer and that the use of such parts fails to restore the damaged vehicle to its "pre-loss" condition, as required by their insurance policies. The Company does not consider a loss from these cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

There are currently four putative class action lawsuits, and one individual bad faith case, pending against the Company in Florida, challenging the legality of the Company's payment of preferred provider rates on personal injury protection (PIP) claims. The primary issue is whether the Company violated Florida law by paying PIP medical expense claims at preferred provider rates. The Company does not consider a loss to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

There are currently three putative class action lawsuits, challenging the Company's use of certain automated database vendors to assist in the evaluation of total loss claims. Plaintiffs allege that these databases systematically undervalue total loss claims to the detriment of insureds. The Company has been engaged in extensive settlement negotiations concerning these cases over a prolonged period of time and has established a loss reserve for these cases.

There are currently six class action lawsuits challenging certain aspects of the Company's use of credit information and notice requirements under the federal Fair Credit Reporting Act. One of these cases is a state-specific class action that was certified in December 2002. A loss reserve has been established for that case. The Company does not consider a loss from the other five cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

The Company is defending four putative class action lawsuits, in various Texas state courts, alleging that the Company is obligated to reimburse insureds for the inherent diminished value of their vehicles under their auto policies. Plaintiffs define inherent diminished value as the difference between the market value of the insured automobile before an accident and the market value after proper repair. The Supreme Court of Texas has recently ruled that diminished value recovery is not available under the Texas automobile policy. The Company believes that the ruling should result in the termination of the four pending Texas cases, mentioned above. In February 2002, the Company reached an agreement to settle its Georgia diminution of value case for $19.8 million, plus administrative costs. The claims process was completed in early 2003. The Company believes that Georgia law on diminution of value is an anomaly and has successfully defended several of these cases in other jurisdictions.

The Company is currently defending one federal collective action lawsuit and five state class action lawsuits involving worker classification issues. These lawsuits challenge the Company's exempt employee classification under the federal Fair Labor Standards Act and/or various state laws. In November 2002, the Company reached an agreement to settle its lawsuit relating to the classification of the Company's California claims employees as exempt workers for purposes of state wage and hour laws for $10 million. The claims process for the California case was completed in early 2003. That class action lawsuit was based on California-specific law. The Company continues to believe that its classification of claim representatives as exempt workers is appropriate under federal and state laws. Accordingly, the Company does not consider a loss from the remaining cases to be probable and estimable, and is unable to estimate a range of loss, if any, at this time.

In July 2002, the Company settled a nationwide class action lawsuit challenging one of the Company's claim adjustment practices, known as the charging of " betterment." Specifically, it was alleged that the Company made improper adjustments for depreciation and physical condition in the adjustment of first party physical damage claims. This settlement has received trial court approval and the claims process was completed in early 2003.

The Company is currently defending two groups of individual cases, one in Alabama and one in Mississippi, challenging the subsidiaries' alternative commissions programs. Under these programs, the Company's independent insurance agents were able to offer its insurance products at different commission levels. In July 2002, the Company reached a nationwide settlement of a class action lawsuit challenging the alternative commission programs. The settlement resulted in the payment of approximately $60 million, including the costs of settlement and attorneys' fees. The claims process for that settlement was completed in early 2003. The two groups of cases mentioned above are comprised of individuals that opted out of the national class action settlement. The Company has established a loss reserve for these cases.

The Company is defending one putative class action lawsuit alleging that the Company's rating practices at renewal are improper. The Company does not consider a loss from this case to be probable and estimable, and is unable to establish a range of loss, if any, at this time.

There is currently one national putative class action lawsuit brought on behalf of medical providers disputing the legality of the Company's practice of paying first party medical benefits pursuant to a preferred provider agreement. The Company does not consider a loss to be probable and estimatable, and is unable to estimate a range of loss, if any, at this time.

-12- COMMITMENTS AND CONTINGENCIES

The Company has operating lease commitments and service agreements with terms greater than one year, some with options to renew at the end of the contract periods.

The minimum commitments under noncancelable agreements at December 31, 2003, are as follows:

(millions)

Year	Operating Leases	Service Contracts	Total
2004	$77.4	$76.6	$154.0
2005	57.0	41.4	98.4
2006	42.3	1.4	43.7
2007	31.9	1.4	33.3
2008	19.7	1.4	21.1
Thereafter	43.3	2.2	45.5

Total expense incurred by the Company was:

(millions)

Year	Operating Leases	Service Contracts	Total
2003	$101.6	$80.1	$181.7
2002	71.0	77.5	148.5
2001	69.9	49.9	119.8

During 2003, the Company incurred $12.2 million of guaranty fund assessments, compared to $21.2 million in 2002 and $14.6 million in 2001. At December 31, 2003 and 2002, the Company had $10.1 million and $17.9 million, respectively, reserved for future assessments on current insolvencies. The Company believes that any assessment in excess of its current reserves will not materially affect the Company's financial condition, cash flows or results of operations.

As of December 31, 2003, the Company had open investment funding commitments of $28.4 million. The Company had no uncollateralized lines or letters of credit as of December 31, 2003 or 2002.

-13- FAIR VALUE OF FINANCIAL INSTRUMENTS

Information about specific valuation techniques and related fair value detail is provided in *Note 1 – Reporting and Accounting Policies, Note 2 – Investments* and *Note 4 – Debt*. The cost and market value of the financial instruments as of December 31 are summarized as follows:

(millions)	2003 Cost	2003 Market Value	2002 Cost	2002 Market Value
Investments:				
Available-for-sale: fixed maturities	$ 8,899.0	$ 9,133.4	$ 7,409.4	$ 7,712.5
preferred stocks	751.3	778.8	631.9	656.7
common equities	1,590.6	1,972.1	1,425.3	1,347.3
Short-term investments	648.0	648.0	567.8	567.8
Debt	(1,489.8)	(1,592.0)	(1,489.0)	(1,588.9)

-14- RELATED PARTY TRANSACTIONS

The following table summarizes the Company's repurchase of its Common Shares, $1.00 par value, from Peter B. Lewis, the Company's Chairman of the Board, or through an entity owned and controlled, directly or indirectly, by Mr. Lewis. The prices per share equaled the then current market price of the Company's stock as quoted on the New York Stock Exchange. These transactions are part of the Company's ongoing repurchase program to eliminate the effect of dilution created by equity compensation awards.

Date of Purchase	Number of Shares	Price per Share[1]
September 2003	200,000	$71.00
January 2003	400,000	52.23
March 2002	6,182	53.92
October 2001	30,866	47.82

[1]Per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The consolidated financial statements and the related notes, together with the supplemental information, should be read in conjunction with the following discussion of the consolidated financial condition and results of operations.

OVERVIEW The Progressive Corporation is a holding company and does not have any revenue producing operations of its own. Its insurance subsidiaries and affiliates (together with The Progressive Corporation, the "Company") provide personal automobile insurance and other specialty property-casualty insurance and related services throughout the United States. The Company's Personal Lines segment writes insurance for private passenger automobiles and recreation vehicles through both the independent agency channel and the direct channel. The Company ranks third in the U.S. private passenger auto insurance market, based on net premiums written, with an estimated 7% market share. Although there are over 300 insurance companies/groups with annual premiums greater than $5 million competing in this $150 billion market, the top 10 insurance groups account for approximately 60% of the premiums written. The Company expects that the market will continue to consolidate with the top 15 or 20 companies growing at the expense of the smaller ones, which may not have sufficient resources to invest in the technologies and systems necessary to remain cost competitive. The Company is the number one writer of private passenger auto insurance through independent agencies and the number three writer in the direct channel, based on net premiums written in the United States. The Company also competes in the U.S. commercial auto insurance market where it is the third largest carrier with about 5% market share. The Company's Commercial Auto segment writes insurance for automobiles and trucks owned by small businesses primarily through the independent agency channel.

The holding company receives cash through borrowings, equity sales, subsidiary dividends and other transactions, and may use the proceeds to contribute to the capital of its insurance subsidiaries in order to support premium growth, to repurchase its Common Shares, to pay interest on or to retire its outstanding indebtedness, to pay dividends and for other business purposes. In addition, the Company has $1.4 billion of readily marketable securities in a non-insurance subsidiary that can be used to satisfy the holding company's obligations. The Company did not issue any debt or equity securities during 2003, but repaid $200 million of notes in January 2004. On a consolidated basis, the Company generated positive cash flows of $2.4 billion in 2003, portions of which were used during the year to repurchase 5.0 million Common Shares (average cost of $64.00 per share) and to construct two call centers and an office building, as well as lease additional space to support our growing operations. The Company leased 12 additional Claims Service Center sites during the year. These sites, which are designed to provide end-to-end resolution for auto physical damage losses, are expected to improve efficiency, increase accuracy, reduce rework, improve repair cycle time and provide greater brand distinction. The Company continues to evaluate the operating performance and cost parameters of these sites to validate their effectiveness.

The Company's goal is to grow as fast as possible, constrained only by its objective to produce an aggregate calendar year 4% underwriting profit and its ability to provide high quality customer service. The Company had a successful 2003 with a 26% increase in net premiums written, an underwriting profit of 12.7% and net income of $1.26 billion. The Company continued to reap the benefits of the profitable growth phase of this insurance cycle and further benefited from the lowest level of automobile accident frequency experienced by the industry in recent history. Rate adequacy, improved customer retention and new business growth contributed to 2003's growth. Policies in force grew 19%. The Company performed over 200 rate and program revisions, which were designed to maintain rate adequacy and reflect the most accurate estimate of prospective loss costs based on available information. The Company's commitment to constrain growth if it is unable to maintain service quality was demonstrated during 2003, when the Company imposed constraints on growth in Texas. During the constraint period, the Company increased the number of employees in the Texas claims organization by approximately 16%, relocated claims managers to Texas, reduced turnover and responded to a sizeable weather-related catastrophe, allowing the Company to relax the constraints by mid-year. Although the Company expects the year-over-year percentage growth to decline in 2004, it believes it is still in a position to grow at a rate which is well in excess of the industry growth rate. Future growth will be constrained by the Company's most current assessment of claims handling quality. The Company does not expect claims to hinder growth in 2004 since the Company is comfortable with its claims handling quality, as indicated by the Company's internal audit of claims files, and increased staff during 2003 to enhance capacity.

In 2003, the Company achieved underwriting profitability in all of the Personal Lines markets where it writes business, with only five states not meeting or exceeding its 4% underwriting profit objective (these states represented 8% of the Personal Lines premiums written). In Commercial Auto, five states, out of the 42 markets in which we conduct business, were unprofitable (these states represented less than 6% of the Commercial Auto premiums written). The Company will remain focused on maintaining rate stability and allow anticipated increases in trend to bring the Company's underwriting margins closer to its 4% underwriting profit objective over time.

The Company realized a modest increase in customer retention year-over-year. The Company continues to focus on retention, but expects external factors, such as the softening of the market, to play a role. Given its strong underwriting margins, the Company is in a position to focus on retaining customers and to introduce new product improvements faster.

Loss reserves developed favorably during 2003, with 1.5% favorable prior period development. This level of reserving accuracy allows the Company to have solid pricing data, which helps ensure rate adequacy. The majority of the favorable reserve runoff was driven by the assigned risk development (discussed further in the "Loss and Loss Adjustment Expense Reserves" subsection). The Company's loss ratio also benefited from continued favorable accident frequency. Frequency rates have declined over the past four quarters for all coverages, compared to the same quarter of the prior year, with the exception of personal injury protection, although the magnitude and sequential direction have varied by coverage. These trends are similar to industry trends. The Company cannot predict if these recent trends will continue and, therefore, will consider past trend in its rate evaluation to ensure rates remain adequate.

The investment environment in 2003 was more favorable than in 2002. The economy improved, resulting in stronger valuations for stocks, modestly higher U. S. Treasury yields and generally lower risk premiums for non-U. S. Treasury bonds. The Company maintained its asset allocation discipline of investing approximately 15% of the total portfolio in common equities and 85% in fixed-income securities. Both asset classes produced positive total returns, with stocks rebounding sharply. In the fixed-income portfolio, the Company kept its exposure to interest rate risk low and credit quality high. During the year, the fixed-income portfolio duration ranged from just under 3 years to 3.3 years at the end of 2003, and the weighted average credit rating ranged from AA to AA+. Substantial cash flows from operations and positive investment returns contributed to strong portfolio growth. With the interest rates low in all fixed-income sectors, the Company plans to maintain its strategy to hold short-duration, high-quality securities. The Company continues to believe that the underwriting business remains the most attractive place to invest its capital.

FINANCIAL CONDITION HOLDING COMPANY During 2003, the Company repurchased 4,950,362 of its Common Shares. The total cost to repurchase these shares was $316.8 million, with an average cost of $64.00 per share. During the three-year period ended December 31, 2003, the Company repurchased 9,490,694 of its Common Shares at a total cost of $651.4 million (average cost of $56.02, on a split-adjusted basis). The Company did not split its treasury shares when it effected a 3-for-1 stock split in April 2002. See the *Incentive Compensation Plans*, a supplemental disclosure provided in this Annual Report, for further discussion on the Company's policy regarding share repurchases.

During the three-year period ended December 31, 2003, The Progressive Corporation received $596.4 million of dividends from its subsidiaries, net of cash capital contributions made to subsidiaries. The regulatory restrictions on subsidiary dividends are described in *Note 7 – Statutory Information*, to the financial statements.

CAPITAL RESOURCES AND LIQUIDITY The Company has substantial capital resources and is unaware of any trends, events or circumstances not disclosed herein that are reasonably likely to affect its capital resources in a material way. The Company has the ability to issue $250 million of additional debt securities under a shelf registration statement filed with the Securities and Exchange Commission (SEC) in October 2002 (see discussion below). In addition, the Company is seeking to arrange an emergency liquidity facility by securing an uncommitted line of credit through one or more banks in the amount of approximately $100 million. This credit line is part of a contingency plan to help the Company maintain liquidity in the unlikely event that it will experience simultaneous situations that would affect the Company's ability to transfer or receive funds.

During the last three years, the Company issued $750.0 million and repaid $1.3 million of debt securities, excluding the $200 million repaid in January 2004. See *Note 4 – Debt* for further discussion on the Company's current outstanding debt. The Company's debt to total capital (debt plus equity) ratio at December 31, 2003, was 22.8% and decreased to approximately 20% after the January debt repayment.

In October 2002, the Company filed a shelf registration statement with the SEC for the issuance of up to $650 million of debt securities, which included $150 million of unissued debt securities from a shelf registration filed in November 2001. The registration statement was declared effective in October 2002, and, in November 2002, the Company issued $400.0 million of 6.25% Senior Notes due 2032 under the shelf. The net proceeds of $398.6 million, which included $5.1 million received under a hedge on forecasted transactions that the Company entered into in anticipation of the debt issuance, were used, in part, to retire at their January 2004 maturity, the Company's outstanding 6.60% Notes in the principal amount of $200 million. The remaining proceeds were used for general corporate purposes.

In November 2001, the Company filed a shelf registration statement with the SEC for the issuance of up to $500 million of debt securities. The registration statement was declared effective in November 2001, and, in December 2001, the Company issued $350.0 million of 6.375% Senior Notes due 2012 under the shelf. The net proceeds of $365.4 million, which included $18.4 million received under a related hedge transaction, were used for general corporate purposes. The $150 million remaining under the shelf was rolled into the shelf registration statement filed with the SEC in October 2002.

The Company's insurance operations create liquidity by collecting and investing premiums from new and renewal business in advance of paying claims. For the three years ended December 31, 2003, operations generated positive cash flows of $5.6 billion, and cash flows are expected to be positive in both the short-term and reasonably foreseeable future. The Company's investment portfolio is highly liquid and consists substantially of readily marketable, investment-grade securities.

The Company's company wide premiums-to-surplus ratio was 2.6 to 1 at December 31, 2003. The Company intends over time to slowly increase operating leverage through a higher rate of net premiums to surplus in its agency, direct and commercial insurance subsidiaries where permitted. The Company believes the trade off between lower financial leverage and increased operating leverage will lead to more efficient capital usage with less risk.

Based on the information reported above, the Company has substantial capital resources and management believes it has sufficient borrowing capacity and other capital resources to support current and anticipated growth and scheduled debt payments. The Company's existing debt covenants do not include any rating or credit triggers.

COMMITMENTS AND CONTINGENCIES The Company is currently constructing call centers in Colorado Springs, Colorado and Tampa, Florida and an office building in Mayfield Village, Ohio. These three projects are each expected to be completed in 2004 at an estimated total cost of $128 million. These projects will be funded through operating cash flows.

The Company currently has a total of 19 Claims Service Center sites opened, including the addition of 12 leased sites during the year. During 2003, the Company decided to slow down the pace of the rollout of its Claims Service Center sites to evaluate the operating performance and cost parameters of these sites. The Company plans to add additional sites at the appropriate times and locations.

Off-Balance-Sheet Arrangements Other than the items disclosed in *Note 12 – Commitments and Contingencies* regarding open investment funding commitments and operating leases and service agreements, respectively, the Company does not have any off-balance-sheet arrangements.

Contractual Obligations A summary of the Company's noncancelable contractual obligations as of December 31, 2003, follows:

(millions)	Total	Payments due by period			
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt (Note 4)	$1,506.0	$206.0	$100.0	$ —	$1,200.0
Operating leases (Note 12)	271.6	77.4	99.3	51.6	43.3
Service contracts (Note 12)	124.4	76.6	42.8	2.8	2.2
Total	$1,902.0	$360.0	$242.1	$54.4	$1,245.5

RESULTS OF OPERATIONS UNDERWRITING OPERATIONS **Growth** The Company's premiums written, on both a direct and net basis, increased 26% in 2003, as compared to last year. Direct premiums written were $12.2 billion in 2003, $9.7 billion in 2002 and $7.4 billion in 2001. For 2003, 2002 and 2001, net premiums written were $11.9 billion, $9.5 billion and $7.3 billion, respectively. The primary difference between direct and net premiums written is attributable to premiums written under state-mandated involuntary Commercial Auto Insurance Procedures (CAIP), for which the Company retains no loss indemnity risk, and premiums ceded to state-provided reinsurance facilities.

Net premiums earned, which are a function of the premiums written in the current and prior periods, were recognized into income over the policy term using a mid-month convention. Insurance premiums written in 2004 and forward are being earned using a daily earnings convention. This change to a daily earnings method will improve the precision of the Company's premium recognition on a monthly basis. For 2003, 2002 and 2001, premiums earned increased 28%, 24% and 13%, respectively.

Rate adequacy, improved customer retention and new business growth drove the increase in premium growth. On a company wide basis, policies in force increased 19% during 2003 and 16% compounded annually over the three-year period ended December 31, 2003. During 2003, the Company implemented 87 auto rate revisions in various states, with aggregate filed rate changes of approximately a 4% net increase. Despite the strong underwriting margins the Company earned in 2003 (discussed below), the Company does not plan to reduce rates as a primary strategy in 2004, although selective rate reductions may occur in some markets.

Another important element affecting growth is customer retention. One measure of improvement in customer retention is policy life expectancy, which is an estimate of the average length of time that a policy will remain in force before cancellation or non-renewal. The Company experienced a modest increase in retention in its Personal Lines segment, in both the Agency channel and the Direct channel, during the first half of 2003. During the second half of the year, retention declined slightly, leaving retention levels at year end slightly above those of the prior year. Beginning late in 2003 and into 2004, the Company is seeing retention flattening. Multiple factors affect retention, such as market conditions, competitors achieving rate adequacy and the Company's mix of business, as well as improvements in processes and customer service. The Company's primary approach to increasing retention is to drive down the cost of auto insurance to consumers and to improve consumers' experience with the Company.

Profitability For the years ended December 31, 2003, 2002 and 2001, the Company generated net income of $1,255.4 million ($5.69 per share), $667.3 million ($2.99 per share) and $411.4 million ($1.83 per share), respectively. The 88% increase in net income for 2003 was generated by several factors. During 2003, the Company's underwriting margin improved 5.1 points to 12.7%, compared to 7.6% in 2002 and 4.8% in 2001. For 2003, 2002 and 2001, investment income, on a pretax basis net of investment and interest expenses, was $358.3 million, $369.1 million and $348.7 million, respectively, excluding net realized gains (losses) on securities of $12.7 million, $(78.6) million and $(111.9) million. In addition, during 2003, the Company recognized $31.2 million of interest income earned on an expected tax refund of approximately $58 million. This income tax refund reflects the fact that the Joint Committee of Taxation of Congress had completed its review of a Federal income tax settlement agreed to by the Internal Revenue Service (IRS) and the Company, primarily attributable to the amount of loss reserves deductible for tax purposes. In February 2004, the Company received $88.5 million, representing the refund and interest from the IRS.

Underwriting results for the Company's Personal Lines business, including its channel components, the Commercial Auto Business and other businesses were as follows (detailed discussions below):

(millions)	2003	2002	2001
NET PREMIUMS WRITTEN			
Personal Lines–Agency	$ 7,239.6	$5,832.7	$4,614.7
Personal Lines–Direct	3,263.2	2,529.8	1,861.7
Total Personal Lines	10,502.8	8,362.5	6,476.4
Commercial Auto Business	1,357.7	1,002.9	665.7
Other businesses	52.9	86.6	118.0
Companywide	$11,913.4	$9,452.0	$7,260.1
NET PREMIUMS EARNED			
Personal Lines–Agency	$ 6,948.0	$5,542.7	$4,706.8
Personal Lines–Direct	3,103.0	2,365.1	1,787.0
Total Personal Lines	10,051.0	7,907.8	6,493.8
Commercial Auto Business	1,226.7	880.0	552.3
Other businesses	63.3	95.7	115.7
Companywide	$11,341.0	$8,883.5	$7,161.8
PERSONAL LINES–AGENCY CR			
Loss & loss adjustment expense ratio	68.4	72.0	74.8
Underwriting expense ratio	19.6	21.0	19.9
	88.0	93.0	94.7
PERSONAL LINES–DIRECT CR			
Loss & loss adjustment expense ratio	67.4	69.1	71.8
Underwriting expense ratio	20.3	22.3	25.9
	87.7	91.4	97.7
PERSONAL LINES–TOTAL CR			
Loss & loss adjustment expense ratio	68.1	71.1	74.0
Underwriting expense ratio	19.8	21.4	21.5
	87.9	92.5	95.5
COMMERCIAL AUTO BUSINESS–CR			
Loss & loss adjustment expense ratio	62.7	70.7	70.6
Underwriting expense ratio	19.8	20.2	21.1
	82.5	90.9	91.7
OTHER BUSINESSES–CR			
Loss & loss adjustment expense ratio	48.2	56.7	60.6
Underwriting expense ratio	38.8	36.1	32.4
	87.0	92.8	93.0
COMPANYWIDE GAAP CR			
Loss & loss adjustment expense ratio	67.4	70.9	73.5
Underwriting expense ratio	19.9	21.5	21.7
	87.3	92.4	95.2
COMPANYWIDE ACCIDENT YEAR			
Loss & loss adjustment expense ratio	67.9	70.9	74.9
POLICIES IN FORCE (AT DECEMBER 31)			
(thousands)			
Agency – Auto	3,966	3,386	2,779
Direct – Auto	1,852	1,541	1,209
Other Personal Lines[1]	1,990	1,642	1,383
Total Personal Lines	7,808	6,569	5,371
Commercial Auto Business	365	289	209

[1]Includes insurance for motorcycles, recreation vehicles, mobile homes, watercraft, snowmobiles, homeowners and similar items.

CR = Combined Ratio

Loss and Loss Adjustment Expense Reserves Claims costs, the Company's most significant expense, represent payments made and estimated future payments to be made to or on behalf of its policyholders for incurred losses, including adjusting expenses needed to settle claims. These costs include a loss estimate for future involuntary market assignments, based on current business, under state-mandated automobile insurance programs. Claims costs are defined by loss severity and frequency, and influenced by the rate of inflation. Anticipated changes in these factors are taken into account when the Company establishes premium rates and loss reserves.

The Company has seen a decline in frequency rates throughout 2003, similar to what has been experienced by the rest of the industry. The Company's experience may differ from that of the industry due to changes in its mix of business. For example, during 2003, the Company had a shift in the policies in force in its Direct business from nonstandard auto and mid-market to standard and preferred. As a result, the Company analyzes trends to distinguish changes in its experience from external factors versus shifts in the mix of its business.

The Company's pure premium (i.e. frequency times severity) trend was notably lower than the industry's, driven by the Company's paid severity. Bodily injury severity is highly variable, but changes in severity over the last several quarters were better than the Company had expected. The Company continues to monitor physical damage trend in evaluating its claims handling performance and capacity. The Company is comfortable with its claims handling quality, as indicated by the Company's internal audit of claims files, and has increased its claims staff to enhance capacity. During the year, the Company hired and trained 3,300 new claims resolution representatives. The Company plans to be diligent in its efforts to recognize changes in trend and costs when setting rates and establishing loss reserves.

During 2003, the Company experienced $56.1 million of favorable loss reserve development, compared to $3.5 million of unfavorable development in 2002 and $99.0 million of favorable development in 2001. The favorable prior year development recognized in 2003 was primarily attributable to the Company's assigned risk reserves. The favorable assigned risk development reflects a change in the Company's estimate of its future operating losses due to business assigned from the New York Automobile Insurance Plan for 2003. Starting in the second half of 2002, the Company began participating in the expanded take-out program as designed by the governing committee of the plan and has managed its writings to maximize the assigned risk credits. The realization of these changes, combined with a lower than expected overall plan size, has resulted in a much lower than expected number of future assignments to the Company from the plan. The Company will continue to study the environment in New York.

The remaining development for 2003, along with 2002 and 2001, was primarily attributable to the settlement of claims at amounts that differed from the established reserves. The Company continues to increase the analysis intensity of its loss reserves to improve accuracy and further enhance the Company's understanding of its loss costs. The Company conducts extensive reviews on a monthly basis on portions of its business to help ensure that the Company is meeting its objective of always having reserves that are adequate, with minimal variation. Results would differ if different assumptions were made. See the *Critical Accounting Policies* section of *Management's Discussion and Analysis* for a discussion of the effect of changing estimates. A detailed discussion of the Company's loss reserving practices can be found in its *Report on Loss Reserving Practices*, which was released via Form 8-K in June 2003.

Because the Company is primarily an insurer of motor vehicles, it has limited exposure as an insurer of environmental, asbestos and general liability claims. The Company has established reserves for these exposures in amounts that it believes to be adequate based on information currently known. These exposures are not expected to have a material effect on the Company's liquidity, financial condition, cash flows or results of operations.

Underwriting Expenses Policy acquisition costs and other underwriting expenses as a percentage of premiums earned were 19.9% in 2003, 21.5% in 2002 and 21.7% in 2001. Policy acquisition costs are amortized over the policy period in which the related premiums are earned (see *Note 1– Reporting and Accounting Policies*). The increase in "other underwriting expenses," as shown in the 2003 income statement, primarily reflects increases in salaries and other infrastructure costs driven by the growth in the business; 2002 results also included the cost of settling certain class action lawsuits (see *Note 11– Litigation*).

During 2003, the Company incurred $12.2 million of guaranty fund assessments, compared to $21.2 million in 2002 and $14.6 million in 2001. The 2003 expense was spread across numerous states and was not attributable to any one particular insolvency, while the 2002 expense was primarily related to the Reliance Insurance Company and Aries Insurance Company insolvencies, and the 2001 expense primarily related to Reliance. The Company believes that any assessment for known insolvencies in excess of its current reserves will not materially affect the Company's financial condition, cash flows or results of operations.

Personal Lines The Company's Personal Lines business units write insurance for private passenger automobiles and recreation vehicles, and represented 88% of the Company's total 2003 net premiums written. Personal Lines net premiums written grew 26% in 2003, 29% in 2002 and 15% in 2001; net premiums earned grew 27% in 2003, 22% in 2002 and 11% in 2001. The Personal Lines business is generated either by an agency or written directly by the Company. The Agency channel includes business written by the Company's network of 30,000 independent insurance agencies, insurance brokers in several states and through strategic alliance business relationships (other insurance companies, financial institutions, employers and national brokerage agencies). Direct business includes business written through 1-800-PROGRESSIVE, online at progressive.com and on behalf of affinity groups.

The Agency Channel

| | Growth over prior year | | |
	2003	2002	2001
Net premiums written	24%	26%	6%
Net premiums earned	25%	18%	1%
Auto policies in force	17%	22%	(1)%

As discussed above, the increase in premiums for both 2003 and 2002 was a result of an increase in new applications, rate increases and strong renewals, while 2001 results reflected a decrease in policies in force offset by rate increases. In general, during 2003, the Agency channel continued to experience strong quoting demand, but saw a slight decline in the conversion rate (i.e. converting a quote to a sale). The Company is currently seeing many competitors in the independent agency channel being more aggressive, as evidenced by their marketing programs. This type of activity is expected as the industry is entering a softer market. The Company remains confident in its strategies of reducing costs to improve its competitive position and creating the most easy to use business model for agents and customers. In addition, the Company continues to test new product designs in both the Agency and Direct channels directed at incremental auto growth.

The Direct Channel

| | Growth over prior year | | |
	2003	2002	2001
Net premiums written[1]	29%	39%	41%
Net premiums earned	31%	32%	46%
Auto policies in force	20%	27%	18%

[1]Growth rates for 2002 and 2001 were adjusted to exclude the effect of $37.7 million of previously ceded written premiums that were assumed by the Company upon the commutation of a reinsurance agreement that was part of a strategic alliance relationship that was terminated in the first quarter 2001. This strategic alliance relationship was terminated by mutual agreement of the Company and the other party because the business interests of the parties were no longer aligned. In addition, the Company did not envision that this relationship would help the Company in meeting its long-term profitability objectives. The commutation of the reinsurance agreement was the necessary result of terminating the relationship.

The Company believes that continued growth in the Direct business is dependent on (among other factors) price and customer retention, as well as the success of the Company's advertising and other marketing efforts. Despite an increase in the amount that the Company spent on advertising during 2003, it appears as if some competitors have increased their advertising at a faster pace. As a result, the Company's quote volume has fallen; however, the Company has experienced an offsetting increase in the conversion rate. In addition, the Company has seen a greater proportion of its business generated via the Internet, as expected, given its advertising approach. The Company is advertising on a national basis and supplements its coverage by local market media campaigns in over 100 designated marketing areas. The Company's Direct business expense ratio benefited from business mix changes (i.e. a higher percentage of its business came from renewals).

Commercial Auto

	Growth over prior year		
	2003	2002	2001
Net premiums written	35%	51%	51%
Net premiums earned	39%	59%	44%
Auto policies in force	26%	38%	23%

The Company's Commercial Auto Business unit writes primary liability, physical damage and other auto-related insurance for automobiles and trucks owned by small businesses. In 2003, the Commercial Auto Business represented 11% of the Company's total net premiums written. Although the Commercial Auto Business differs from Personal Lines auto, both businesses require the same fundamental skills, including disciplined underwriting and pricing, as well as excellent claims service. The Company's Commercial Auto Business is primarily distributed through the independent agency channel. The Company's Commercial Auto Business ranked fourth in market share on a national basis based on data reported by A.M. Best Company Inc. in 2002 and estimates that it moved into the third position for 2003.

The Company is still benefiting from actions taken in 2002, when competitors raised rates and restricted the business they wrote. Commercial Auto also benefited from favorable loss frequency trends during 2003. The Company continues to focus on writing insurance for small business autos and trucks, with the majority of its customers insuring three or fewer vehicles. Approximately 52% of the Company's 2003 Commercial Auto net premiums written were generated in the light and local commercial auto markets, which includes autos, vans and pick-up trucks used by contractors, such as artisans, landscapers, plumbers, etc., and a variety of other small businesses. The remainder of the business was written in the specialty commercial auto market, which includes dump trucks, logging trucks and other short-haul commercial vehicles. There are many similarities between the Company's commercial and personal auto business; however, since the commercial auto policies have higher limits (up to $1 million) than personal auto, the Company monitors this segment closely.

Other Businesses The Company's other businesses, which represented less than 1% of the 2003 net premiums written, principally include writing directors' and officers' liability insurance and providing insurance-related services, primarily processing CAIP business. The other businesses are also managing the wind-down of the Company's lender's collateral protection program, which the Company decided to cease writing as of September 30, 2003. During 2002, the Company lost some key accounts for the lender's collateral protection products and determined that this business was unable to meet its profitability target. Management believes that exiting this line of business will not materially affect the Company's financial condition, results of operations or cash flows. The remaining ongoing indemnity products in the Company's other businesses are continuing to grow profitably.

The Company processes business for the CAIP plans, which are state-supervised plans serving the involuntary market, in 25 states. The Company processes over 49% of the premiums in the CAIP market and competes with two other providers nationwide. As a service provider, the Company collects fee revenue that is earned on a pro rata basis over the term of the related policies. The Company cedes 100% of the losses to the CAIP plan. To the extent the Company fails to comply with contractual service standards, the Company would be restricted from ceding business to the CAIP plan. The Company has maintained, and plans to continue to maintain, compliance with these standards. Any changes in the Company's participation as a CAIP service provider would not materially affect the Company's financial condition, results of operations or cash flows.

Litigation The Company is named as a defendant in a number of putative class action lawsuits, such as those alleging damages as a result of the Company's use of after-market parts, total loss evaluation methodology, use of credit in underwriting, installment fee programs, using preferred provider rates for payment of personal injury protection claims or for paying first party medical benefits, worker classification issues, use of third-party vendors to analyze the propriety of payment of medical bills, offering alternative commission programs, rating practices at renewal or the alleged diminution of value to vehicles which are involved in accidents, and cases challenging other aspects of the Company's claims and marketing practices and business operations. Other insurance companies face many of these same issues. During 2002, the Company settled several long-standing class action lawsuits relating to diminution of value, handling of betterment in claim settlements, use of alternative agent commissions programs and a California-specific labor classification claim. See *Note 11 – Litigation* for a more detailed discussion.

INVESTMENTS **Portfolio Allocation** The Company manages its portfolio to an 85% fixed income and 15% common equity target allocation. The Company's investment strategy recognizes its need to maintain capital adequate to support its insurance operations. The Company evaluates the risk/reward tradeoffs of investment opportunities, measuring their effects on stability, diversity, overall quality and liquidity of the investment portfolio. Investments in the Company's portfolio have varying degrees of risk. The composition of the investment portfolio at year-end was:

(millions)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	% of Total Portfolio	Duration (years)	Rating[1]
2003							
Fixed maturities	$ 8,899.0	$259.9	$ (25.5)	$ 9,133.4	72.9%	3.5	AA
Preferred stocks	751.3	34.9	(7.4)	778.8	6.2	2.8	A-
Short-term investments[2]	648.0	—	—	648.0	5.2	<1	AA+
Total fixed income	10,298.3	294.8	(32.9)	10,560.2	84.3	3.3	AA
Common equities	1,590.6	390.3	(8.8)	1,972.1	15.7	NM	NM
Total portfolio[3]	$11,888.9	$685.1	$ (41.7)	$12,532.3	100.0%	3.3	AA
2002							
Fixed maturities	$ 7,409.4	$320.0	$ (16.9)	$ 7,712.5	75.0%	3.4	AA+
Preferred stocks	631.9	35.1	(10.3)	656.7	6.4	2.8	A-
Short-term investments[2]	567.8	—	—	567.8	5.5	<1	AAA-
Total fixed income	8,609.1	355.1	(27.2)	8,937.0	86.9	3.2	AA
Common equities	1,425.3	55.3	(133.3)	1,347.3	13.1	NM	NM
Total portfolio[3]	$10,034.4	$410.4	$(160.5)	$10,284.3	100.0%	3.2	AA

NM = not meaningful

[1]Weighted average quality ratings as assigned by nationally recognized securities rating organizations.

[2]Short-term investments include Eurodollar deposits, commercial paper and other securities maturing within one year.

[3]The Company had net unsettled security acquisitions of $75.1 million and $112.2 million at December 31, 2003 and 2002, respectively. December 31, 2003 and 2002 totals include $1.4 billion and $1.3 billion, respectively, of securities in the portfolio of a consolidated, non-insurance subsidiary of the holding company; composition is similar to the consolidated portfolio.

As of December 31, 2003, the Company's portfolio had $643.4 million in net unrealized gains, compared to $249.9 million at year-end 2002. The increase was the result of significant equity market returns during 2003.

Fixed-Income Securities The fixed-maturity and short-term securities, as reported on the balance sheets, were comprised of the following:

(millions)	December 31, 2003		December 31, 2002	
Investment-Grade Fixed Maturities:				
Short/Intermediate Term	$9,446.0	96.6%	$7,932.0	95.8%
Long Term[1]	70.3	.7	168.3	2.0
Non-Investment-Grade[2]	265.1	2.7	180.0	2.2
Total	$9,781.4	100.0%	$8,280.3	100.0%

[1]Includes securities with maturities of 10 years or greater. Asset-backed securities are reported at their weighted average maturity based upon their projected cash flows. All other securities that do not have a single maturity date are reported at average maturity. See *Note 2 – Investments.*

[2]Non-investment-grade fixed-maturity securities offer the Company higher returns and added diversification but may involve greater risks, often related to creditworthiness, solvency and relative liquidity of the secondary trading market.

The fixed-income portfolio includes fixed-maturity securities, preferred stocks, and short-term investments. A primary exposure of the fixed-income portfolio is interest rate risk, which is managed by restricting the portfolio's duration to between 1.8 to 5 years. The distribution of maturities and convexity (i.e. a measure of the change in duration due to the change in interest rates) are monitored on a regular basis. Interest rate risk includes the change in value resulting from movements in the underlying market rates of debt securities held. The fixed-income portfolio had a duration of 3.3 years at December 31, 2003, compared to 3.2 years at December 31, 2002. Excluding the unsettled securities transactions, the allocation to fixed-income securities at December 31, 2003, was 84.2% of the portfolio, within the Company's normal range of variation; at December 31, 2002, the allocation was 86.8%.

Also included in fixed-income securities are $3,042.6 million of asset-backed securities. These asset-backed securities are comprised of residential mortgage-backed ($775.7 million), commercial mortgage-backed ($1,175.2 million) and other asset-backed ($1,091.7 million) securities, with a total duration of 2.6 years and a weighted average credit quality of AA+. The largest components of the other asset-backed securities are automobile receivable loans ($488.0 million) and home equity loans ($364.4 million). Substantially all of the asset-backed securities are liquid with available market quotes and contain no residual interest.

Another exposure related to the fixed-income portfolio is credit risk, which is managed by maintaining a minimum average portfolio credit quality rating of A+, as defined by nationally recognized rating agencies, and limiting non-investment-grade securities to a maximum of 5% of the fixed-income portfolio. Concentration in a single issuer's bonds and preferred stocks is limited to no more than 6% of the Company's shareholders' equity, except for U.S. Treasury and agency bonds; any state's general obligation bonds cannot exceed 12% of shareholders' equity.

The quality distribution of the fixed-income portfolio was as follows:

Rating	December 31, 2003	December 31, 2002
AAA	63.9%	65.7%
AA	10.7	8.2
A	13.1	12.6
BBB	9.5	11.3
Non Rated/Other	2.8	2.2
	100.0%	100.0%

Common Equities Common equities, as reported in the balance sheets, were comprised of the following:

(millions)	December 31, 2003		December 31, 2002	
Common Stocks	$1,929.7	97.9%	$1,275.0	94.6%
Other Risk Investments	42.4	2.1	72.3	5.4
Total Common Equities	$1,972.1	100.0%	$1,347.3	100.0%

Common equities, which generally have greater risk and volatility of market value than fixed-maturity securities, have a target allocation of 15% and may range from 0 to 25% of the investment portfolio. At December 31, 2003 and 2002, excluding the net unsettled security transactions, these securities comprised 15.8% and 13.2%, respectively, of the total portfolio. Common stocks are managed externally to the Russell 1000 index with an anticipated annual tracking error of +/- 50 basis points. The results of the common stock portfolio relative to the benchmark index are noted in the table below:

	Market Value at December 31, 2003	Market Value at December 31, 2002	Total Return[1]
Common Stocks[2]	$1,929.7 million	$1,275.0 million	28.6%
Russell 1000 Index[3]	$594.56	$466.18	29.9%

[1]Includes gross dividends reinvested and price appreciation/depreciation.

[2]The market value at December 31, 2003, includes appreciation/depreciation in the value of the underlying securities as well as dividend income received and net cash infusions/withdrawals made during the year needed to maintain the Company's 85%/15% fixed income to equity allocation.

[3]This broad-based index, which is used for comparative benchmarking, incepted December 31, 1986, with a base valuation of $130. Market values exclude dividends reinvested.

The Company's common equity allocation is intended to enhance the return of and provide diversification for the total portfolio. To maintain high correlation with the Russell 1000, the Company holds approximately 700 of the common stocks comprising the index. Individual holdings are measured based on their contribution to the correlation with the index. For 2003, the equity-indexed portfolio returns were outside the anticipated annual tracking error. The variance was partially due to rebalancing the portfolio in response to tax initiated strategies during the year.

Other risk investments include private equity investments and limited partnership interests in private equity and mezzanine investment funds which have no off-balance-sheet exposure or contingent obligations, except for the $28.4 million open funding commitments discussed in *Note 12 – Commitments and Contingencies*. The Company is no longer initiating investments in these types of securities and expects to continue reducing its current holdings over time.

The Company monitors the value at risk of the fixed-income and equity portfolios, as well as the total portfolio, to evaluate the potential maximum expected loss. For further information, see the *Quantitative Market Risk Disclosures*, a supplemental schedule provided in this Annual Report.

Trading Securities Trading securities are entered into for the purpose of near-term profit generation. At December 31, 2003 and 2002, the Company did not hold any trading securities. Net realized gains on trading securities for the year ended December 31, 2003 was $.1 million, compared to $0 in 2002 and net realized losses of $6.5 million in 2001. Trading securities are not material to the Company's financial condition, cash flows or results of operations and are reported within the available-for-sale portfolio rather than separately disclosed.

Derivative Instruments From time to time, the Company invests in derivative instruments, which are primarily used to manage the risks and enhance the returns of the available-for-sale portfolio. This is accomplished by modifying the basis, duration, interest rate, credit or foreign currency characteristics of the portfolio, hedged securities or hedged cash flows. The Company had no risk management derivatives in 2003 and 2002, and recognized net losses of $2.7 million in 2001. During 2002 and 2001, the Company entered into hedges on forecasted transactions in anticipation of its debt issuances. See *Note 2 – Investments* and *Note 4 – Debt* for further discussion of these hedges. The Company had no open positions at December 31, 2003.

Derivative instruments may also be used for trading purposes or classified as trading derivatives due to the characteristics of the transaction. At December 31, 2003, the Company had two derivatives classified as trading, which are not included in the trading securities discussed above. The Company sold default protection on two credit issuers using credit default swaps and matched the notional value of these positions with Treasury securities with an equivalent principal value and maturity to replicate a cash bond position. These derivatives generated net realized gains of $4.9 million in 2003. See *Note 2 – Investments* for further discussion.

The Company had no derivatives at December 31, 2002 and one credit default protection instrument used for trading purposes at December 31, 2001. These derivatives used for trading purposes generated net realized gains (losses) of $(.1) million in 2002 and $1.9 million in 2001, and were included in the available-for-sale portfolio. For all derivative positions, net cash requirements are limited to changes in market values that may vary based upon changes in interest rates and other factors. Exposure to credit risk is limited to the carrying value; collateral may be required to limit credit risk.

Investment Income Recurring investment income (interest and dividends) increased 2% in 2003, 10% in 2002 and 7% in 2001. The Company is reporting total returns to reflect more accurately the management philosophy of the portfolio and evaluation of the investment results. The fully taxable equivalent (FTE) total return includes recurring investment income, net realized gains (losses) on securities and changes in unrealized appreciation/depreciation on investment securities. The Company reported the following investment results:

	2003	2002	2001
Pretax recurring investment book yield	4.2%	5.1%	5.6%
Weighted average FTE book yield	4.9%	5.6%	6.2%
FTE total return:			
Fixed-income securities	5.5%	10.1%	8.8%
Common stocks	28.6%	(21.5)%	(9.2)%
Total portfolio	8.7%	5.5%	5.9%

Realized Gains/Losses Gross realized gains of $134.9 million and $206.7 million in 2003 and 2002, respectively, were primarily the result of the Company's sales of fixed-maturity securities with favorable yield, sector or interest rate movements. The gross realized losses of $122.2 million and $285.3 million during 2003 and 2002, respectively, were primarily the result of write-downs in securities determined to have an other-than-temporary decline in market value and rebalancing of the common stock portfolio to the Russell 1000 index during the year. During 2001, both the gross realized gains of $187.0 million and the gross realized losses of $298.9 million, primarily related to the Company's sales of common stocks, reflecting management's decision to index the entire equity portfolio to the Russell 1000 rather than the Russell 3000 index.

Other-than-Temporary Impairment — Included in the net realized gains (losses) on securities for the years ended 2003, 2002 and 2001, are write-downs on securities determined to have an other-than-temporary decline in market value. The Company continually monitors its portfolio for pricing changes which might indicate potential impairments and, on a quarterly basis, performs a detailed review of securities with unrealized losses based on predetermined criteria. In such cases, changes in market value are evaluated to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rate increases or equity market declines.

Fixed-income and equity securities with declines attributable to issuer-specific fundamentals are reviewed to identify all available evidence, circumstances and influences to estimate the potential for and timing of recovery of the investment's impairment. An other-than-temporary impairment loss is deemed to have occurred when the potential for, and timing of, recovery does not satisfy the conditions set forth in the current accounting guidance (see *Critical Accounting Policies, Other-than-Temporary Impairment* for further discussion).

For fixed-income investments with unrealized losses due to market or industry-related declines where the Company has the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment's original principal and interest obligation, declines are not deemed to qualify as other than temporary. The Company's policy for equity securities with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in such loss position for three consecutive quarters.

When a security in the Company's investment portfolio has an unrealized loss in market value that is deemed to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. All other unrealized gains or losses are reflected in shareholders' equity. The write-down activity for the years ended December 31 was as follows:

(millions)	Total Write-downs	Write-downs On Securities Subsequently Sold	Write-downs On Securities Held at Period End
2003			
Fixed income	$ 17.5	$ 2.3	$ 15.2
Common equities	47.7	12.6	35.1
Total portfolio[1]	$ 65.2	$14.9	$ 50.3
2002			
Fixed income	$ 45.6	$19.7	$ 25.9
Common equities	156.5	45.9	110.6
Total portfolio	$202.1	$65.6	$136.5
2001			
Fixed income	$ 17.1	$ 4.2	$ 12.9
Common equities	42.9	19.8	23.1
Total portfolio	$ 60.0	$24.0	$ 36.0

[1]At December 31, 2003, the Company did not have any impairment on securities with similar market-related declines that have been in a loss position for only two consecutive quarters.

The following is a summary of the 2003 equity security market write-downs by sector (both market-related and issuer specific):

(millions)

Sector	Amount of Write-down	Equity Portfolio Allocation	Russell 1000 Allocation	Russell 1000 Sector Return	Remaining Gross Unrealized Loss
Auto and Transportation	$ .3	2.1%	2.2%	33.2%	$ .2
Consumer Discretionary	3.2	13.5	15.0	33.8	.6
Consumer Staples	5.4	7.2	7.2	18.1	.8
Financial Services	2.3	22.9	22.9	30.5	1.9
Health Care	6.8	13.8	13.7	17.6	1.9
Integrated Oil	—	4.5	3.9	26.9	—
Materials and Processing	.2	3.6	3.5	35.1	.1
Other Energy	.1	1.3	1.5	26.1	—
Producer Durables	1.5	4.1	4.1	43.8	.7
Technology	.7	15.2	15.2	49.0	.8
Utilities	23.4	6.7	6.7	16.4	.7
Other Equities	.6	5.1	4.1	34.2	—
Total Common Stocks	44.5	100.0%	100.0%	29.9%	7.7
Other Risk Assets	3.2				1.1
Total Common Equities	$47.7				$8.8

See *Critical Accounting Policies, Other-than-Temporary Impairment* section for a further discussion.

Repurchase Transactions During 2003, the Company entered into repurchase commitment transactions, whereby the Company loans Treasury or U.S. Government agency securities to accredited brokerage firms in exchange for cash equal to the fair market value of the securities. These internally managed transactions are typically overnight arrangements. The cash proceeds are invested in AA or higher financial institution paper with yields that exceed the Company's interest obligation on the borrowed cash. The Company is able to borrow the cash at low rates since the securities loaned are in short supply. The Company's interest rate exposure does not increase or decrease since the borrowing and investing periods match. During the year ended December 31, 2003, the Company's largest single outstanding balance of repurchase commitments was $1,169.0 million, which was open for one business day, with an average daily balance of $524.3 million for the year. During 2002, the largest single outstanding balance of repurchase commitments was $1,271.6 million, which was open for one business day, with an average daily balance of $549.8 million for the year. The Company had no open repurchase commitments at December 31, 2003 and 2002. The Company earned income of $2.1 million, $2.8 million and $4.1 million on repurchase commitments during 2003, 2002 and 2001, respectively.

CRITICAL ACCOUNTING POLICIES The Company is required to make certain estimates and assumptions when preparing its financial statements and accompanying notes in conformity with GAAP. Actual results could differ from those estimates in a variety of areas. The two areas that the Company views as most critical with respect to the application of estimates and assumptions are the establishment of its loss reserves and its method of determining impairments in its investment portfolio.

LOSS AND LAE RESERVES Loss and loss adjustment expense (LAE) reserves represent the Company's best estimate of its ultimate liability for losses and LAE that occurred prior to the end of any given accounting period but have not yet been paid. At December 31, 2003, the Company had $4.6 billion of gross loss and LAE reserves, which represents management's best estimate of ultimate loss. As a result of the detailed product review processes the Company performs (discussed below), the Company does not develop aggregate countrywide ranges for its loss reserves. The Company's carried reserve balance assumes an increase in the loss and LAE severity for both personal auto liability and commercial auto liability, which represent over 97% of the Company's total reserves. These estimates are influenced by many variables that are difficult to quantify, such as medical costs, jury awards, etc., which will influence the final amount of the claim settlement. That, coupled with changes to internal claims practices, changes in the legal environment and state regulatory requirements, requires significant judgment in the reserve setting process.

The Company reviews its reserves at a combined state, product and line coverage level (the "products") on an annual, semiannual or quarterly time frame, depending on size of the products or emerging issues relating to the products. By reviewing the reserves at such a detailed level, the Company has the ability to identify and measure variances in trend by state, product and line coverage that would not otherwise be seen on a consolidated basis. The Company's actuarial department completes six different estimates of needed reserves, three based on paid data and three based on incurred data, to determine if a reserve change is required. In the event of a wide variation between results generated by the different projections, the actuarial group will further analyze the data using additional techniques.

In analyzing the ultimate accident year loss experience, the Company's actuarial staff reviews in detail the frequency (number of losses per earned car year), severity (dollars of loss per each claim), and the average premium (dollars of premium per earned car year). The loss ratio, a primary measure of loss experience, is equal to the product of frequency times severity divided by the average premium. The average premium for personal and commercial auto businesses are known and therefore are not estimated. The projection of frequency for these lines of business is generally very stable because injured parties generally report their claims within a reasonably short time period after the accident. The actual frequency experienced will vary depending on the change in mix by class of drivers written by the Company, but the accuracy of the projected level is generally reliable. The severity experienced by the Company, which is much more difficult to estimate, is affected by changes in underlying costs, such as medical costs, jury verdicts, etc. In addition, severity will change relative to the change in the Company's mix of business by limit.

During 2003, the Company experienced exceptional growth, which creates additional uncertainty in estimating the ultimate loss costs. Contributing to this uncertainty are changes in the Company's limit mix and mix of business by state or jurisdiction. To address this risk of uncertainty, the Company's actuarial staff expanded their scope of reserve reviews significantly in 2002 and by approximately another 10% in 2003 to accommodate reviews for high and low policy limits within the reserving product level. Although this increased focus on needed reserves by policy limit was already part of the process for the personal auto business, even more attention is now given to studies regarding losses by policy limit for the commercial auto business, as the average limit of this business is much higher than personal auto.

The Company's goal is to ensure that total reserves are adequate to cover all loss costs while sustaining minimal variation from the time reserves are initially established until losses are fully developed. During 2003, the Company made no significant change to the estimate of loss reserves recorded in prior years. The following table shows how the Company has performed against this goal over the last ten years.

For the years ended December 31,	1993	1994[3]	1995	1996	1997	1998	1999
Loss and LAE reserves[1]	$1,012.4	$1,098.7	$1,314.4	$1,532.9	$1,867.5	$1,945.8	$2,200.2
Re-estimated reserves as of:							
One year later	869.9	1,042.1	1,208.6	1,429.6	1,683.3	1,916.0	2,276.0
Two years later	837.8	991.7	1,149.5	1,364.5	1,668.5	1,910.6	2,285.4
Three years later	811.3	961.2	1,118.6	1,432.3	1,673.1	1,917.3	2,277.7
Four years later	794.6	940.6	1,137.7	1,451.0	1,669.2	1,908.2	2,272.3
Five years later	782.9	945.5	1,153.3	1,445.1	1,664.7	1,919.0	
Six years later	780.1	952.7	1,150.1	1,442.0	1,674.5		
Seven years later	788.6	952.6	1,146.2	1,445.6			
Eight years later	787.5	949.7	1,147.4				
Nine years later	787.0	950.9					
Ten years later	787.7						
Cumulative development: conservative/(deficient)	$ 224.7	$ 147.8	$ 167.0	$ 87.3	$ 193.0	$ 26.8	$ (72.1)
Percentage[2]	22.2	13.5	12.7	5.7	10.3	1.4	(3.3)

[Additional columns below]

[Continued from above table, first column(s) repeated]

For the years ended December 31,	2000	2001	2002	2003
Loss and LAE reserves[1]	$2,785.3	$3,069.7	$3,632.1	$4,346.4
Re-estimated reserves as of:				
One year later	2,686.3	3,073.2	3,576.0	
Two years later	2,708.3	3,024.2		
Three years later	2,671.2			
Four years later				
Five years later				
Six years later				
Seven years later				
Eight years later				
Nine years later				
Ten years later				
Cumulative development: conservative/(deficient)	$ 114.1	$ 45.5	$ 56.1	
Percentage[2]	4.1	1.5	1.5	

The chart represents the development of the property-casualty loss and LAE reserves for 1993 through 2002. The reserves are re-estimated based on experience as of the end of each succeeding year and are increased or decreased as more information becomes known about the frequency and severity of claims for individual years. The cumulative development represents the aggregate change in the estimates over all prior years. Since the characteristics of the loss reserves for both personal auto and commercial auto are similar, the Company reports development in the aggregate rather than by segment.

[1]Represents loss and LAE reserves net of reinsurance recoverable on unpaid losses at the balance sheet date.

[2]Cumulative development ÷ loss and LAE reserves.

[3]In 1994, based on a review of its total loss reserves, the Company eliminated its $71.0 million "supplemental reserve."

The Company experienced continually favorable reserve development from 1993 through 1998, primarily due to the decreasing bodily injury severity. During this period, the Company's bodily injury severity decreased each quarter when compared to the same quarter the prior year. This period of decreasing severity for the Company was not only longer than that generally experienced by the industry, but also longer than any time in the Company's history. The reserves established as of the end of each year assumed the current accident year's severity to increase over the prior accident year's estimate. As the experience continued to be evaluated at later dates, the realization of the decreased severity resulted in favorable reserve development.

The Company believes that the assumption with the highest likelihood of change that would materially affect the carried loss and LAE reserves is the estimated severity for the 2003 accident year. If the Company were to change its estimate of severity by 1% for the current accident year, the 2003 required reserves for personal auto liability and commercial auto liability would change by approximately $35 million and $6 million, respectively.

Because the Company is primarily an insurer of motor vehicles, it has minimal exposure as an insurer of environmental, asbestos and general liability claims.

For a more detailed discussion on the Company's loss reserving practices and how loss reserves affect the Company's financial results, see the Company's *Report on Loss Reserving Practices*, which was filed in June 2003 via Form 8-K and is available on the Company's Web site at progressive.com/investors.

OTHER-THAN-TEMPORARY IMPAIRMENT SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and Staff Accounting Bulletin 59, "Noncurrent Marketable Equity Securities," require companies to perform periodic reviews of individual securities in their investment portfolios to determine whether a decline in the value of a security is other than temporary. A review for other-than-temporary impairment (OTI) requires companies to make certain forward-looking judgments regarding the materiality of the decline, its effect on the financial statements, and the probability, extent and timing of a valuation recovery, and the Company's ability and intent to hold the security. The scope of this review is broad and requires a forward-looking assessment of the fundamental characteristics of a security, as well as market-related prospects of the issuer and its industry.

Pursuant to these requirements, the Company assesses valuation declines to determine the extent to which such changes are attributable to (i) fundamental factors specific to the issuer, such as financial conditions, business prospects or other factors or (ii) market-related factors, such as interest rates or equity market declines. This evaluation reflects the Company's assessments of current conditions, as well as predictions of uncertain future events, that may have a material impact on the financial statements related to security valuation.

For fixed-income investments with unrealized losses due to market- or industry-related declines, the declines are not deemed to qualify as other than temporary where the Company has the intent and ability to hold the investment for the period of time necessary to recover a significant portion of the investment's original principal and interest obligation. The Company's policy for equity securities with market-related declines is to recognize impairment losses on individual securities with losses that are not reasonably expected to be recovered under historical market conditions when the security has been in a loss position for three consecutive quarters.

When persuasive evidence exists that causes the Company to evaluate a decline in market value to be other than temporary, the Company reduces the book value of such security to its current market value, recognizing the decline as a realized loss in the income statement. All other unrealized gains (losses) are reflected in shareholders' equity.

As of December 31, 2003, the Company's total portfolio had $41.7 million in gross unrealized losses, compared to $160.5 million in gross unrealized losses in 2002. The decrease in the gross unrealized losses was the result of the positive returns in the equity portfolio of 28.6% in 2003, compared to negative returns of 21.5% in 2002.

The following table stratifies the gross unrealized losses in the Company's portfolio at December 31, 2003, by duration in a loss position and magnitude of the loss as a percentage of book value. The individual amounts represent the additional OTI the Company could have recognized in the income statement if its policy for market-related declines was different than that stated above.

(millions)

Total Portfolio	Total Gross Unrealized Losses	Percent Decline of Investment Value			
		> 15%	> 25%	> 35%	> 45%
Unrealized Loss for 1 Quarter	$ 6.8	$ —	$ —	$ —	$ —
Unrealized Loss for 2 Quarters	7.5	—	—	—	—
Unrealized Loss for 3 Quarters	13.0	—	—	—	—
Unrealized Loss for 1 Year or Longer	14.4	4.8	3.5	1.1[1]	1.1[1]
Total	$41.7	$4.8	$3.5	$1.1	$1.1

[1]Amounts represent unrealized loss positions in the Company's other risk investments. Due to the nature of these investments, the Company employs a fundamental review to impairment analysis. At this time, there is no evidence of OTI as it relates to these investments.

For example, if the Company decided to write down all securities in an unrealized loss position for one year or longer where the securities decline in value exceeded 15%, the Company would recognize an additional $4.8 million of OTI losses in the income statement. These OTI losses would be $3.5 million if the threshold for market decline was greater than 25%.

The $14.4 million of gross unrealized losses that have been impaired for one year or longer are split almost evenly between the fixed-income and common equity portfolios. None of these securities are deemed to have any fundamental issues that would lead the Company to believe that they were other-than-temporarily impaired. The Company has the intent and ability to hold the fixed-income securities to maturity, and will do so, as long as their relative value is greater than comparable investment opportunities with similar investment risk characteristics. The Company will retain the common stocks to maintain correlation to the Russell 1000 index as long as the portfolio and index correlation remain similar. If the Company's strategy were to change and these securities were impaired, the Company would recognize a write down in accordance with its stated policy.

Since total unrealized losses are already a component of the Company's shareholders' equity, any recognition of additional OTI losses would have no effect on the Company's comprehensive income or book value.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Statements in this Annual Report that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions and projections generally; inflation and changes in economic conditions (including changes in interest rates and financial markets); the accuracy and adequacy of the Company's pricing and loss reserving methodologies; pricing competition and other initiatives by competitors; the Company's ability to obtain regulatory approval for requested rate changes and the timing thereof; the effectiveness of the Company's advertising campaigns; legislative and regulatory developments; the outcome of litigation pending or that may be filed against the Company; weather conditions (including the severity and frequency of storms, hurricanes, snowfalls, hail and winter conditions); changes in driving patterns and loss trends; acts of war and terrorist activities; court decisions and trends in litigation and health care and auto repair costs; and other matters described from time to time by the Company in releases and publications, and in periodic reports and other documents filed with the United States Securities and Exchange Commission. In addition, investors should be aware that generally accepted accounting principles prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a major contingency. Reported results may therefore appear to be volatile in certain accounting periods.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

TEN YEAR SUMMARY — FINANCIAL HIGHLIGHTS

(unaudited — not covered by report of independent auditors)

(millions–except ratios, per share amounts and number of people employed)	2003	2002	2001	2000	1999
INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION AND OPERATING STATISTICS — STATUTORY BASIS					
Policyholders' surplus	$ 4,538.3	$ 3,370.2	$ 2,647.7	$ 2,177.0	$2,258.9
Net premiums written to policyholders' surplus ratio	2.6	2.8	2.7	2.8	2.7
Loss and loss adjustment expense	67.4	70.9	73.6	83.2	75.0
Underwriting expense	18.8	20.4	21.1	21.0	22.1
Statutory combined ratio	86.2	91.3	94.7	104.2	97.1
SELECTED CONSOLIDATED FINANCIAL INFORMATION — GAAP BASIS					
Total revenues	$11,892.0	$ 9,294.4	$ 7,488.2	$ 6,771.0	$6,124.2
Total assets	16,281.5	13,564.4	11,122.4	10,051.6	9,704.7
Total shareholders' equity[1]	5,030.6	3,768.0	3,250.7	2,869.8	2,752.8
Common Shares outstanding	216.4	218.0	220.3	220.6	219.3
Common Share price:					
High	$ 84.68	$ 60.49	$ 50.60	$ 37.00	$ 58.08
Low	46.25	44.75	27.38	15.00	22.83
Close[2]	83.59	49.63	49.77	34.54	24.38
Market capitalization	$18,088.9	$10,819.3	$10,958.6	$ 7,616.8	$5,345.4
Book value per Common Share[1]	$ 23.25	$ 17.28	$ 14.76	$ 13.01	$ 12.55
Return on average common shareholders' equity[3]	29.1%	19.3%	13.5%	1.7%	10.9%
Debt outstanding	$ 1,489.8	$ 1,489.0	$ 1,095.7	$ 748.8	$1,048.6
Ratios:					
Debt to total capital	23%	28%	25%	21%	28%
Earnings to fixed charges[4]	18.8x	13.2x	10.7x	1.3x	5.7x
Price to earnings[5]	15	17	27	164	18
Price to book	3.6	2.9	3.4	2.7	1.9
Net premiums written growth	26%	30%	17%	1%	16%
GAAP underwriting margin[1]	12.7%	7.6%	4.8%	(4.4)%	1.7%
Number of people employed	25,834	22,974	20,442	19,490	18,753

All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

[1]In 1994, the $71.0 million "supplemental reserve" was eliminated, increasing book value per share $.21, underwriting profit margin 3.2% and shareholders' equity $46.1 million.

[2]Represents the closing price at December 31.

(millions–except ratios, per share amounts and number of people employed)	1998	1997	1996	1995	1994
INSURANCE COMPANIES SELECTED FINANCIAL INFORMATION AND OPERATING STATISTICS — STATUTORY BASIS					
Policyholders' surplus	$ 2,029.9	$1,722.9	$1,292.4	$1,055.1	$ 945.1
Net premiums written to policyholders' surplus ratio	2.6	2.7	2.7	2.8	2.6
Loss and loss adjustment expense	68.5	71.1	70.2	71.6	64.2
Underwriting expense	22.4	20.7	19.8	21.4	22.4
Statutory combined ratio	90.9	91.8	90.0	93.0	86.6
SELECTED CONSOLIDATED FINANCIAL INFORMATION — GAAP BASIS					
Total revenues	$ 5,292.4	$4,608.2	$3,478.4	$3,011.9	$2,415.3
Total assets	8,463.1	7,559.6	6,183.9	5,352.5	4,675.1
Total shareholders' equity[1]	2,557.1	2,135.9	1,676.9	1,475.8	1,151.9
Common Shares outstanding	217.6	216.9	214.5	216.3	213.6
Common Share price:					
High	$ 57.33	$ 40.29	$ 24.08	$ 16.50	$ 13.50
Low	31.33	20.50	13.46	11.58	9.25
Close[2]	56.46	39.96	22.46	16.29	11.67
Market capitalization	$12,279.7	$8,667.0	$4,817.3	$3,523.9	$2,492.0
Book value per Common Share[1]	$ 11.75	$ 9.85	$ 7.82	$ 6.44	$ 4.99
Return on average common shareholders' equity[3]	19.3%	20.9%	20.5%	19.6%	27.4%
Debt outstanding	$ 776.6	$ 775.9	$ 775.7	$ 675.9	$ 675.6
Ratios:					
Debt to total capital	23%	27%	32%	31%	37%
Earnings to fixed charges[4]	10.2x	9.2x	7.7x	5.6x	6.1x
Price to earnings[5]	28	23	16	15	10
Price to book	4.8	4.1	2.9	2.5	2.3
Net premiums written growth	14%	36%	18%	19%	35%
GAAP underwriting margin[1]	8.4%	6.6%	8.5%	5.7%	11.5%
Number of people employed	15,735	14,126	9,557	8,025	7,544

[3]Net income minus preferred share dividends ÷ average common shareholders' equity.

[4]1995 and 1994 represents the ratio of earnings to combined fixed charges and preferred share dividends.

[5]Represents the closing stock price ÷ earnings per share.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

TEN YEAR SUMMARY—GAAP CONSOLIDATED OPERATING RESULTS

(unaudited — not covered by report of independent auditors)

(millions – except per share amounts)	2003	2002	2001	2000	1999
Direct premiums written:					
Personal Lines	$10,594.4	$8,431.1	$6,485.1	$5,773.2	$5,799.4
Commercial Auto Business	1,359.2	1,004.3	665.7	442.2	321.4
Other businesses	234.3	230.3	228.4	186.7	184.5
Total direct premiums written	12,187.9	9,665.7	7,379.2	6,402.1	6,305.3
Reinsurance assumed	—	.1	.1	—	—
Reinsurance ceded	(274.5)	(213.8)	(119.2)	(206.0)	(180.6)
Net premiums written	11,913.4	9,452.0	7,260.1	6,196.1	6,124.7
Net change in unearned premiums reserve[1]	(572.4)	(568.5)	(98.3)	152.3	(441.1)
Net premiums earned	11,341.0	8,883.5	7,161.8	6,348.4	5,683.6
Expenses:					
Losses and loss adjustment expenses[2]	7,640.4	6,299.1	5,264.1	5,279.4	4,256.4
Policy acquisition costs	1,249.1	1,031.6	864.9	788.0	745.0
Other underwriting expenses	1,010.1	874.2	686.9	559.3	583.8
Total underwriting expenses	9,899.6	8,204.9	6,815.9	6,626.7	5,585.2
Underwriting profit (loss) before taxes	1,441.4	678.6	345.9	(278.3)	98.4
Provision (benefit) for income taxes	504.5	237.5	121.1	(97.4)	34.4
Underwriting profit (loss) after taxes	936.9	441.1	224.8	(180.9)	64.0
Service operations profit (loss) after taxes	10.5	8.0	3.2	(.6)	4.3
	947.4	449.1	228.0	(181.5)	68.3
Investment income after taxes	345.9	324.4	296.1	278.3	249.6
Net realized gains (losses) on securities after taxes	8.3	(51.1)	(72.7)	11.0	30.7
Interest expense after taxes	(62.1)	(48.5)	(33.9)	(50.6)	(49.7)
Nonrecurring items after taxes[3]	—	—	—	(4.2)	—
Other income after taxes[4]	20.3	—	—	—	3.4
Net expenses after taxes[5]	(4.4)	(6.6)	(6.1)	(6.9)	(7.1)
Net income	$ 1,255.4	$ 667.3	$ 411.4	$ 46.1	$ 295.2
Per share[6]					
Net income	$ 5.69	$ 2.99	$ 1.83	$ .21	$ 1.32
Dividends	.100	.096	.093	.090	.087
Average equivalent shares					
Basic	216.8	219.0	221.0	219.6	218.7
Diluted	220.5	223.2	225.2	223.0	223.9

All share and per share amounts were adjusted for the April 22, 2002, 3-for-1 stock split.

[1]Amount represents change in unearned premiums reserve less change in prepaid reinsurance premiums.

[2]In 1994, the "supplemental reserve" was eliminated, resulting in a one-time decrease to losses and loss adjustment expenses of $71.0 million, or $.21 per share.

[3]2000 reflects a foreign currency translation loss.

[4]2003 reflects interest income related to an income tax refund; 1999 reflects a gain on the sale of the corporate aircraft.

[5]Reflects investment expenses after taxes and other tax adjustments.

[6]Presented on a diluted basis. In 1997, the Company adopted SFAS 128, "Earnings Per Share," and, as a result, restated prior periods per share amounts, if applicable.

(millions–except per share amounts)	1998	1997	1996	1995	1994
Direct premiums written:					
Personal Lines	$4,987.1	$4,355.9	$3,165.4	$2,644.6	$2,181.7
Commercial Auto Business	265.2	253.5	229.9	210.5	183.7
Other businesses	199.0	215.8	243.1	213.8	279.7
Total direct premiums written	5,451.3	4,825.2	3,638.4	3,068.9	2,645.1
Reinsurance assumed	—	—	3.8	.1	2.9
Reinsurance ceded	(151.6)	(160.1)	(200.5)	(156.2)	(190.8)
Net premiums written	5,299.7	4,665.1	3,441.7	2,912.8	2,457.2
Net change in unearned premiums reserve[1]	(351.7)	(475.6)	(242.4)	(185.6)	(266.1)
Net premiums earned	4,948.0	4,189.5	3,199.3	2,727.2	2,191.1
Expenses:					
Losses and loss adjustment expenses[2]	3,376.3	2,967.5	2,236.1	1,943.8	1,397.3
Policy acquisition costs	659.9	607.8	482.6	459.6	391.5
Other underwriting expenses	495.8	336.0	208.5	167.2	150.8
Total underwriting expenses	4,532.0	3,911.3	2,927.2	2,570.6	1,939.6
Underwriting profit (loss) before taxes	416.0	278.2	272.1	156.6	251.5
Provision (benefit) for income taxes	145.6	97.4	95.2	54.8	88.0
Underwriting profit (loss) after taxes	270.4	180.8	176.9	101.8	163.5
Service operations profit (loss) after taxes	4.8	.9	2.8	5.6	6.5
	275.2	181.7	179.7	107.4	170.0
Investment income after taxes	221.3	205.3	175.6	156.2	131.2
Net realized gains (losses) on securities after taxes	7.4	64.0	4.6	30.4	15.5
Interest expense after taxes	(39.7)	(42.0)	(40.0)	(37.1)	(35.9)
Nonrecurring items after taxes[3]	—	—	—	—	—
Other income after taxes[4]	—	—	—	—	—
Net expenses after taxes[5]	(7.5)	(9.0)	(6.2)	(6.4)	(6.5)
Net income	$ 456.7	$ 400.0	$ 313.7	$ 250.5	$ 274.3
Per share[6]					
Net income	$ 2.04	$ 1.77	$ 1.38	$ 1.09	$ 1.20
Dividends	.083	.080	.077	.073	.070
Average equivalent shares					
Basic	217.4	216.0	214.8	215.4	214.8
Diluted	224.1	225.9	222.6	222.6	222.0

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

QUANTITATIVE MARKET RISK DISCLOSURES

(unaudited — not covered by report of independent auditors)

Quantitative market risk disclosures are only presented for market risk categories when risk is considered material. Materiality is determined based on the fair value of the financial instruments at December 31, 2003, and the potential for near-term losses from reasonably possible near-term changes in market rates or prices.

OTHER THAN TRADING FINANCIAL INSTRUMENTS

Financial instruments subject to interest rate risk were:

	Market Value				
(millions)	-200 bps Change	-100 bps Change	Actual	+100 bps Change	+200 bps Change
U.S. government obligations	$ 1,383.4	$ 1,348.5	$ 1,312.2	$ 1,277.2	$1,243.6
State and local government obligations	3,220.7	3,071.1	2,930.2	2,798.6	2,675.7
Asset-backed securities	3,191.7	3,119.1	3,042.6	2,965.1	2,885.9
Corporate and other debt securities	2,003.9	1,925.1	1,848.4	1,776.4	1,708.5
Preferred stocks	822.3	800.9	778.8	757.9	738.2
Short-term investments	648.0	648.0	648.0	648.0	648.0
Balance as of December 31, 2003	$11,270.0	$10,912.7	$10,560.2	$10,223.2	$9,899.9
Balance as of December 31, 2002	$ 9,500.3	$ 9,223.0	$ 8,937.0	$ 8,659.7	$8,382.5

Exposure to risk is represented in terms of changes in fair value due to selected hypothetical movements in market rates. Bonds and preferred stocks are individually priced to yield to the worst case scenario. State and local government obligations, including lease deals and super sinkers, are assumed to hold their prepayment patterns. Asset-backed securities are priced assuming deal specific prepayment scenarios, considering the deal structure, prepayment penalties, yield maintenance agreements and the underlying collateral. Over 95% of the preferred stocks have mechanisms that are expected to provide an opportunity to liquidate at par.

Financial instruments subject to equity market risk were:

		Hypothetical Market Changes	
(millions)	Market Value	+10%	-10%
Common equities as of December 31, 2003	$1,972.1	$2,169.3	$1,774.9
Common equities as of December 31, 2002	$1,347.3	$1,482.0	$1,212.6

The model represents the estimated value of the Company's common equity portfolio given a +/- 10% change in the market, based on the common stock portfolio's weighted average beta of .95. The beta is derived from recent historical experience, using the S&P 500 as the market surrogate. The historical relationship of the common stock portfolio's beta to the S&P 500 is not necessarily indicative of future correlation, as individual company or industry factors may affect price movement. Betas are not available for all securities. In such cases, the change in market value reflects a direct +/- 10% change; the number of securities without betas is less than 3%, and the remaining 97% of the equity portfolio is indexed to the Russell 1000.

As an additional supplement to the sensitivity analysis, the Company presents summarized estimates of the Value-at-Risk (VaR) of the fixed-income and equity portfolios for the following quarterly periods:

(millions)	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
Fixed-income portfolio	$(147.5)	$(192.9)	$(162.5)	$(148.2)	$(130.9)
% of portfolio	(1.4)%	(1.9)%	(1.6)%	(1.6)%	(1.5)%
Equity portfolio	$(102.0)	$(123.0)	$(133.9)	$(166.6)	$(146.9)
% of portfolio	(5.2)%	(6.7)%	(7.8)%	(11.1)%	(10.9)%
Total portfolio	$(158.5)	$(209.0)	$(183.0)	$(109.0)	$ (99.8)
% of portfolio	(1.3)%	(1.7)%	(1.6)%	(1.0)%	(1.0)%

The model results represent the maximum expected loss in a one month period at a 95% confidence level. The results are based on 10,000 paths generated using Monte Carlo methodology. Fixed-income securities are priced off simulated term structures, capturing the path-dependency of instruments with embedded options. Equities are priced off a 10 factor model; risk factors include both macroeconomics and industry segment exposures. The variance/covariance matrix is estimated using the last two years (rolling) of market data and is exponentially-weighted, making the model especially sensitive to recent volatility. The VaR of the total investment portfolio is less than the sum of the two components (fixed income and equity) due to the benefit of diversification.

The VaR exposure of the total investment portfolio increased 30 basis points from December 31, 2002 to December 31, 2003, primarily reflecting a higher correlation among the securities, thereby reducing the diversification benefit.

TRADING FINANCIAL INSTRUMENTS

At December 31, 2003 and December 31, 2002, the Company did not have any trading securities. During 2003 and 2002, net activity of trading securities was not material to the Company's financial position, cash flows or results of operations. For 2003, the Company realized $.1 million of net gains on trading securities, compared to $0 in 2002.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

INCENTIVE COMPENSATION PLANS

(unaudited — not covered by report of independent auditors)

The Company believes that equity compensation awards align management interests with those of shareholders. In 1989, the Company began awarding non-qualified stock options (NQSO) annually to key employees and to directors of the Company as the equity component of total compensation. In 2003, the Company discontinued NQSO awards in favor of annual restricted stock (RS) grants. The Company believes that restricted stock, which provides voting rights, dividend payments, an indefinite life and unleveraged returns, represents a superior tool in aligning interests.

The Company recognizes investor concerns about the dilutive effects of equity-based compensation. Beginning January 1, 2001, the Company initiated a policy of share repurchases to neutralize the effect of dilution. Management's goal is to keep the outstanding share count relatively stable.

The following table shows the Common Share activity since this policy was established (all amounts are presented on a post-split basis):

Year	Beginning Balance	RS Granted	NQSOs Exercised	Common Shares Repurchased	Ending Balance
2001	220.6	—	2.5	(2.8)	220.3
2002	220.3	—	1.3	(3.6)	218.0
2003	218.0	.6	2.8	(5.0)	216.4
Cumulative activity	220.6	.6	6.6	(11.4)	216.4

As of January 1, 2004, there were 9.0 million options outstanding with 6.3 million options currently eligible for exercise, including .3 million options for directors. On January 1, 2004, 2.2 million options became exercisable. The final expiration date for these outstanding options is December 31, 2011, with the exception of the directors' options, which expire April 2012.

The Company anticipates that approximately 8.6 million of the currently outstanding options will have been exercised by the expiration date. The difference between options currently outstanding and total projected exercises represents an estimate of the Company's historical experience of option cancellations. Actual exercises can and will vary based on a number of factors, including variation in the market price of Progressive stock. Forecasted exercises are based on management assumptions derived from historical experience.

Following is the Company's anticipated rate of option exercises over the remaining life of the option plan.

(millions, except prices) Projected Year of Exercise	Forecasted Exercises	Average Strike Price
2004	1.8	$24.37
2005	1.8	27.47
2006	1.4	32.52
2007	1.2	36.14
2008	1.0	35.21
2009	.8	32.56
2010	.4	45.30
2011	.2	61.81
Remaining obligation	8.6	$31.68

The Company expects to repurchase shares to offset its remaining obligation during the expected future life of the options outstanding.

During the year, the Company granted the following restricted stock awards, including 16,102 awards granted to directors:

	Shares	Weighted Average Grant Value
Employees:[1]		
Time-based	452,730	$65.86
Performance-based	100,560	65.55
Directors time-based	16,102	65.55
Total granted	569,392	65.80
Cancelled	(2,987)	65.55
Vested	(655)	65.55
Net unvested awards	565,750	$65.80

[1]Includes 152,593 shares deferred pursuant to The Progressive Corporation Executive Deferred Compensation Plan.

The employee time-based awards typically vest in equal installments over three, four and five year periods. The performance-based awards vest upon the attainment of preestablished profitability and growth objectives. The directors' awards vest within a one-year period. As of December 31, 2003, the remaining weighted average vesting period for our total unvested awards is 2.49 years.

The Company recognizes compensation expense on a pro rata basis over the vesting period for all non-deferred awards based on the market value at the date of grant. The compensation expense on the deferred awards is based on the current market value at the end of each period. During 2003, the Company recognized $11.0 million of compensation expense associated with restricted stock awards.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

QUARTERLY FINANCIAL AND COMMON SHARE DATA

(unaudited — not covered by report of independent auditors)

(millions — except per share amounts)

Quarter	Operating Revenues[2]	Net Income Per Share[3]	Net Income Total	Stock Price[1] High	Stock Price[1] Low	Stock Price[1] Close	Rate of Return[4]	Dividends Per Share
2003								
1	$ 2,607.1	$1.32	$ 291.5	$60.41	$46.25	$59.31		$.025
2	2,785.4	1.29	286.3	76.38	59.66	73.10		.025
3	2,938.6	1.45	319.8	75.81	64.25	69.11		.025
4	3,051.7	1.63	357.8	84.68	69.11	83.59		.025
	$11,382.8	$5.69	$1,255.4	$84.68	$46.25	$83.59	68.7%	$.100
2002								
1	$ 1,975.3	$ .78	$ 176.2	$55.80	$46.75	$55.54		$.023
2	2,144.8	.71	160.4	60.49	54.64	57.85		.023
3	2,325.7	.80	178.5	57.77	44.75	50.63		.025
4	2,472.0	.69	152.2	58.30	48.79	49.63		.025
	$ 8,917.8	$2.99	$ 667.3	$60.49	$44.75	$49.63	(.1)%	$.096
2001								
1	$ 1,678.8	$ .39	$ 86.6	$34.49	$27.38	$32.35		$.023
2	1,761.7	.46	103.7	45.59	31.20	45.06		.023
3	1,839.7	.43	96.4	45.32	38.20	44.63		.023
4	1,906.3	.56	124.7	50.60	43.62	49.77		.023
	$ 7,186.5	$1.83	$ 411.4	$50.60	$27.38	$49.77	44.1%	$.093

All per share amounts and stock prices were adjusted for the April 22, 2002, 3-for-1 stock split.

[1]Prices as reported on the consolidated transaction reporting system. The Company's Common Shares are listed on the New York Stock Exchange.

[2]Represents premiums earned plus service revenues.

[3]Presented on a diluted basis. The sum may not equal the total because the average equivalent shares differ in the periods.

[4]Represents annual rate of return, including quarterly dividend reinvestment.

THE PROGRESSIVE CORPORATION AND SUBSIDIARIES

DIRECT PREMIUMS WRITTEN BY STATE

(unaudited — not covered by report of independent auditors)

(millions)	2003		2002		2001		2000		1999	
Florida	$ 1,343.8	11.0%	$1,045.4	10.8%	$ 799.6	10.8%	$ 773.2	12.1%	$ 895.6	14.2%
Texas	1,129.5	9.3	861.4	8.9	572.5	7.8	532.6	8.3	557.6	8.8
New York	825.2	6.8	672.5	7.0	560.6	7.6	425.6	6.6	600.4	9.5
California	762.2	6.3	575.1	6.0	416.5	5.6	376.6	5.9	416.0	6.6
Ohio	712.5	5.8	620.2	6.4	567.2	7.7	563.2	8.8	528.1	8.4
Georgia	615.5	5.0	486.1	5.0	405.3	5.5	368.6	5.8	301.9	4.8
Pennsylvania	591.3	4.9	492.2	5.1	368.4	5.0	312.3	4.9	322.3	5.1
All other	6,207.9	50.9	4,912.8	50.8	3,689.1	50.0	3,050.0	47.6	2,683.4	42.6
Total	$12,187.9	100.0%	$9,665.7	100.0%	$7,379.2	100.0%	$6,402.1	100.0%	$6,305.3	100.0%

DIRECTORS

Milton N. Allen[1, 2, 6]
Consultant, Director, and Trustee,
Profit and
Not-for-profit
Organizations

B. Charles Ames[1, 6]
Partner,
Clayton, Dubilier & Rice, Inc.
(investment banking)

Charles A. Davis[3, 5, 6]
Chairman and Chief Executive Officer,
MMC Capital, Inc.
(private equity investing)

Stephen R. Hardis[2, 4, 5, 6]
Chairman of the Board,
Axcelis Technologies, Inc.
(manufacturing)

Bernadine P. Healy, M.D.[3, 6]
Medical & Science Columnist, U.S.
News & World Report,
(publishing)
formerly President and Chief
Executive Officer,
American Red Cross
(emergency services)

Jeffrey D. Kelly[4, 6]
Executive Vice President and Chief
Financial Officer,
National City Corporation
(commercial banking)

Philip A. Laskawy[1, 6]
formerly Chairman and Chief
Executive Officer,
Ernst & Young LLP
(professional services)

Peter B. Lewis[2]
Chairman of the Board

Norman S. Matthews[3, 5, 6]
Consultant,
formerly President,
Federated Department Stores, Inc.
(retailing)

Glenn M. Renwick[2]
President and Chief
Executive Officer

Donald B. Shackelford[4, 6]
Chairman,
Fifth Third Bank, Central Ohio
(commercial banking)

Bradley T. Sheares, Ph.D.[6]
President,
U.S. Human Health Division of
Merck & Co., Inc.
(health care)

[1]Audit Committee member

[2]Executive Committee member

[3]Compensation Committee member

[4]Investment and Capital Committee member

[5] Nominating and Governance Committee member

[6] Independent director

CORPORATE OFFICERS

Peter B. Lewis
Chairman

Glenn M. Renwick
President and Chief
Executive Officer

W. Thomas Forrester
Vice President and
Chief Financial Officer

Charles E. Jarrett
Vice President, Secretary and
Chief Legal Officer

Thomas A. King
Vice President and Treasurer

Jeffrey W. Basch
Vice President and
Chief Accounting Officer

CONTACT NON-MANAGEMENT DIRECTORS Interested parties have the ability to contact non-management directors as a group by sending a written communication clearly addressed to the non-management directors or any one of the following:

Peter B. Lewis, Chairman of the Board, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, Ohio 44143 or e-mail: peter_lewis@progressive.com.

Philip A. Laskawy, Chairman of the Audit Committee, The Progressive Corporation, c/o Ernst & Young, 5 Times Square, New York, New York 10036 or e-mail: philip_laskawy@progressive.com.

Charles E. Jarrett, Corporate Secretary, The Progressive Corporation, 6300 Wilson Mills Road, Mayfield Village, Ohio 44143 or e-mail: chuck_jarrett@progressive.com.

The recipient will forward communications so received to the non-management directors.

ANNUAL MEETING The Annual Meeting of Shareholders will be held at the offices of The Progressive Corporation, 6671 Beta Drive, Mayfield Village, Ohio 44143 on April 16, 2004, at 10 a.m. eastern time. There were 4,103 shareholders of record on December 31, 2003.

PRINCIPAL OFFICE The principal office of The Progressive Corporation is at 6300 Wilson Mills Road, Mayfield Village, Ohio 44143.

PHONE: 440-461-5000

WEB SITE: progressive.com

TOLL-FREE TELEPHONE NUMBER For assistance after an accident or to report a claim, 24 hours a day, 7 days a week, call:1-800-PROGRESSIVE (1-800-776-4737).

To check rates available to you from Progressive and other leading auto insurance companies, call: 1-800-PROGRESSIVE (1-800-776-4737) or visit: progressive.com.

For 24 Hour Customer Service, call: 1-800-PROGRESSIVE (1-800-776-4737)

COUNSEL Baker & Hostetler LLP, Cleveland, Ohio

TRANSFER AGENT AND REGISTRAR If you have questions about a specific stock ownership account, write or call: National City Bank, Corporate Trust Operations, Dept. 5352, 4100 W. 150th St., Cleveland, Ohio 44135. Phone: 1-800-622-6757.

CHARITABLE CONTRIBUTIONS Progressive supports qualified not-for-profit organizations working to reduce the human trauma and economic cost of auto accidents. In addition, The Progressive Insurance Foundation, established in December 2001, will contribute to qualified tax-exempt organizations that are financially supported by Progressive employees.

COMMON SHARES The Progressive Corporation's Common Shares (symbol PGR) are traded on the New York Stock Exchange. Dividends are customarily paid on the last day of each quarter. The 2004 quarterly dividend record dates, subject to Board approval, are as follows: March 12, June 11, September 10 and December 10.

CORPORATE GOVERNANCE The Company's Corporate Governance guidelines and Board committee charters are available at: progressive.com/governance, or may be requested in print by writing to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143.

ACCOUNTING COMPLAINT PROCEDURE Any employee or other interested party with a complaint or concern regarding accounting, internal accounting controls or auditing matters relating to the Company may report such complaint or concern directly to the Chairman of the Audit Committee, as follows:

Philip A. Laskawy, Audit Committee Chairman, c/o Ernst & Young, 5 Times Square, New York, New York 10036, Phone: 212-773-1300, e-mail: philip_laskawy@progressive.com.

Any such complaint or concern also may be reported anonymously over the following toll-free Alert Line: 1-800-683-3604. The Company will not retaliate against any individual by reason of his or her having made such a complaint or reported such a concern in good faith. View the complete procedures at progressive.com/governance.

WHISTLEBLOWER PROTECTIONS The Company will not retaliate against any officer or employee of the Company because of any lawful act done by the employee to provide information or otherwise assist in investigations regarding conduct that the employee reasonably believes to be a violation of Federal Securities Laws or of any rule or regulation of the Securities and Exchange Commission or Federal Securities Laws relating to fraud against shareholders. View the complete Whistleblower Protections at progressive.com/governance.

SHAREHOLDER/INVESTOR RELATIONS The Progressive Corporation does not maintain a mailing list for distribution of shareholders' reports. To view Progressive's publicly filed documents, shareholders can access the Company's Web site: progressive.com/sec. To view its earnings and other releases, access progressive.com/investors.

To request copies of public financial information on the Company, write to: The Progressive Corporation, Investor Relations, 6300 Wilson Mills Road, Box W33, Mayfield Village, Ohio 44143, e-mail: investor_relations@progressive.com or call: 1-440-395-2258.

For financial-related information, call: 1-440-395-2222 or e-mail: investor_relations@progressive.com.

For stock ownership account information, call: National City Bank at 1-800-622-6757.

For all other Company information, call: 1-440-461-5000 or e-mail: webmaster@progressive.com.

INTERACTIVE ANNUAL REPORT The Progressive Corporation's 2003 Annual Report, in an interactive format, can be found at: progressive.com/annualreport.

©2004 The Progressive Corporation

DETACH CARD

THE PROGRESSIVE CORPORATION

Proxy Solicited on Behalf of the Board of Directors for the Annual Meeting of Shareholders

The undersigned hereby appoints W. Thomas Forrester, Charles E. Jarrett and Dane A. Shrallow, and each of them, with full power of substitution, as proxies for the undersigned to attend the Annual Meeting of Shareholders of The Progressive Corporation, to be held at 6671 Beta Drive, Mayfield Village, Ohio, at 10:00 a.m., Cleveland time, on April 16, 2004, and thereat, and at any adjournment thereof, to vote and act with respect to all Common Shares of the Company which the undersigned would be entitled to vote, with all power the undersigned would possess if present in person, as follows:

1. ☐ WITH or ☐ WITHOUT authority to vote (except as marked to the contrary below) for the election as directors of all three nominees listed below.
   Peter B. Lewis, Glenn M. Renwick and Donald B. Shackelford

   (INSTRUCTION: To withhold authority to vote for any individual nominee, print that nominee's name on the space provided below.)

   _____

2. Proposal to approve an amendment to the Company's Code of Regulations to allow the Board of Directors to authorize the Company to issue shares without issuing physical certificates.

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

3. Proposal to approve The Progressive Corporation 2004 Executive Bonus Plan.

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

(Continued, and to be dated and signed, on the other side)

DETACH CARD

(Continued from the other side)

4. Proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for 2004.

☐ FOR ☐ AGAINST ☐ ABSTAIN

5. In their discretion, to vote upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as specified by the shareholder. If no specifications are made, this proxy will be voted to elect the nominees identified in Item 1 above and to approve the Proposals described in Items 2 through 4 above.

Receipt of Notice of Annual Meeting of Shareholders and the related Proxy Statement dated March 11, 2004, is hereby acknowledged.

Date: _____ , 2004

_____

_____
Signature of Shareholder(s)

Please sign as your name or names appear hereon. If shares are held jointly, all holders must sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.